As filed with the Securities and Exchange Commission on November 19, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

SOUTHPEAK INTERACTIVE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	7372	20-3290391
(State or other jurisdiction of	(Primary Standard Industrial	(IRS Employer
incorporation or organization)	Classification Code Number)	Identification Number)

2900 Polo Parkway
Midlothian, Virginia 23113
(804) 378-5100

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal
Executive Offices)

Melanie Mroz
President and Chief Executive Officer
2900 Polo Parkway
Midlothian, Virginia 23113
(804) 378-5100

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Mark J. Wishner, Esq.
Greenberg Traurig, LLP
1750 Tysons Boulevard
Suite 1200
McLean, VA 22102
(703) 749-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, par value $.0001 per share	45,620,650	$0.27	$12,317,575.50	$879.00

(1)
Represents 130% of the sum of (i) 12,761,021 shares of common stock issuable upon the conversion of senior secured convertible promissory notes,  (ii) 12,761,021 shares of common stock issuable upon the exercise of Series A warrants, and (iii) 9,570,766 shares of common stock issuable upon the exercise of Series B warrants.

Pursuant to Rule 416 under the Securities Act of 1933, this registration statement shall also cover any additional shares of common stock which may become issuable in connection with the securities registered hereby by reason of any stock dividend, stock split, recapitalization or any other similar transaction.

(2)
Estimated in accordance with Rule 457(c) of the Securities Act of 1933, as amended, solely for the purposes of calculating the registration fee based on the average of the high and low sale prices of the Registrant’s common stock on November 16, 2010, as reported by the Over-the-Counter Bulletin Board.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION DATED NOVEMBER 19, 2010

SOUTHPEAK INTERACTIVE CORPORATION

45,620,650 Shares of Common Stock

This prospectus relates to 45,620,650 shares of common stock that may be sold by the selling stockholders identified in this prospectus, which shares represent 130% of the sum of (i) 12,761,021 shares are being offered for resale upon the conversion of senior secured convertible promissory notes (or Convertible Notes), (ii) 12,761,021 shares are being offered for resale upon the exercise of Series A warrants, and (iii) 9,570,766 shares are being offered for resale upon the exercise of Series B warrants.  We will not receive any of the proceeds from the sale of shares by the selling stockholders.  To the extent that the holders exercise, for cash, Series A and B warrants, we would receive the proceeds from such exercise and intend to use such proceeds for working capital and other general corporate purposes.

The selling stockholders may dispose of their shares of common stock or interests therein in a number of different ways and at varying prices.  See “Plan of Distribution.”

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “SOPK.”  The last reported sale price of our common stock on the Over-the-Counter Bulletin Board on November 16, 2010 was $0.27 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required.  You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

Investing in our common stock involves risks. You should consider the risks that we have described in “Risk Factors” beginning on page 4 of this prospectus before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where such offer is not permitted.

The date of this prospectus is         , 2010.

You should rely only on the information contained in this prospectus. Neither the selling stockholders nor we have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the selling stockholders nor we are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights selected information contained in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the risk factors and the financial statements before making an investment decision. This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Unless the context otherwise requires, when we use the words the “Company,” “SouthPeak,” “we,” “us,” or “our company” in this prospectus, we are referring to SouthPeak Interactive Corporation, a Delaware corporation, and its subsidiaries, unless it is clear from the context or expressly stated that these references are only to SouthPeak Interactive Corporation.

Our Company

We are an independent developer and publisher of interactive entertainment software. We utilize our network of independent studios and developers to create videogames for all popular videogame systems, including:

•	home videogame consoles such as Microsoft Xbox 360, Nintendo Wii, Sony PlayStation 3 and Sony PlayStation 2;

•	handheld platforms such as Nintendo DS, Nintendo DSi, Sony PSP, Sony PSPgo and Apple iPhone; and

•	personal computers.

Our portfolio of games extends across a variety of consumer demographics, ranging from adults to children and hard-core game enthusiasts to casual gamers.

We are an “indie” videogame developer and publisher working with independent software developers and videogame studios to create our videogames. We have cultivated relationships globally with independent developers and studios that provide us with innovative and compelling videogame concepts.

For the three months ended September 30, 2010 and 2009, we reported net revenues of approximately $1.4 million and $16.7 million, respectively, and a net loss of approximately $1.2 million and net income of $0.7 million, respectively. The decrease in revenue was primarily attributable to a decreased number of game titles released. We have generated net revenues of approximately $40.2 million, $47.3 million and $40.3 million for the fiscal years ended June 30, 2008, 2009, and 2010, respectively, and net income of approximately $1.6 million in fiscal year 2008. In fiscal years 2010 and 2009, however, we incurred net losses of approximately $5.8 million and $12.2 million, respectively, primarily as a result of litigation costs, interest associated with the production advance payable, write-offs for sequels we acquired but have chosen not to pursue, increased sales and marketing expenses and other expenses associated with the October 2008 acquisition of Gone Off Deep, LLC, doing business as Gamecock Media Group, or Gamecock, an independent videogame publisher based in Austin, Texas.  We refer to the acquisition of Gamecock herein as the Gamecock Acquisition. Despite our net losses incurred in the first quarter of fiscal 2011 and in fiscal years 2010 and 2009, management expects its growth strategy will drive performance above industry averages for 2011 and beyond. We plan to leverage our business model and the expanding universe of independent developers and studios to accelerate investment in new and creative videogames in order to serve a rapidly expanding base of global consumers.

Our Industry

Our industry has experienced significant growth since 2007, following the introduction of Microsoft’s Xbox 360, Sony’s PlayStation 3 and Nintendo’s popular Wii consoles. These consoles continue to drive demand for new videogames with increasing sophistication and graphics given the enhanced functionality of the consoles, including high definition capability and the ability to access the internet. Handheld gaming systems such as Nintendo’s DS and Sony’s PSP, are also driving demand for new content.

       Expanding gamer demographics have also driven demand for interactive entertainment software in recent years, with videogames becoming a mainstream entertainment choice for a maturing, sophisticated audience. According to the Entertainment Software Association, for the period 2005 to 2009, the U.S. computer and videogame software sales grew 10.6% while the entire U.S. economy grew at a rate of less than two percent. At least half of all Americans claim to play PC or console videogames, with an estimated 65% of heads of households playing games. The average game player is 34 years old and has been playing for nearly 12 years. The “Global Entertainment and Media Outlook: 2008-2012” published by PricewaterhouseCoopers' Global Entertainment and Media Practice estimates that the videogame industry is expected to grow from $48.3 billion in global sales in 2008 to $68.3 billion in 2012, a compounded annual growth rate of approximately 10.3%. The largest category is console games, which is expected to grow from $27.8 billion in 2008 to $34.7 billion in 2012, a compounded annual growth rate of approximately 6.9%.

Our Strategy

Our strategy is to establish a portfolio of successful proprietary content for the major hardware platforms, and to capitalize on the growth of the interactive entertainment market. We currently work exclusively with third-party software developers and independent studios to develop our products. This strategy enables us to source and create highly innovative videogames while avoiding the high fixed costs and risks of having a large internal development studio. Through outsourcing, we are also able to access videogame concepts and content from emerging studios in Eastern Europe, Scandinavia and Asia, providing us with significant new product opportunities with limited initial financial outlay.

We have developed a growth strategy that is designed to capitalize on our fundamental business strengths and the growth characteristics of the videogame industry. Elements of this growth strategy include:

•	focusing on the most current and popular hardware platforms;

•	development of innovative and compelling content;

•	development of sequels to successful titles;

•	pursuit of digital content opportunities; and

•	expansion of our international business.

Our Strengths

Among others, our business strengths include:

•	strong relationships with all of the major videogame retailers and expertise in understanding consumer demand;

•	an extensive worldwide network of content developers; and

•	a developer-friendly mindset and vision that provides content developers with creative freedom.

Our Products

We have published videogames on many platforms for a variety of genres including action/adventure, role playing, racing, puzzle strategy, fighting and combat. Our product pipeline is mostly focused on next generation hardware platforms, and targets a broad consumer demographic. The following titles, for use on one or more video game systems, were released during the fiscal years ended June 30, 2010, 2009 and 2008:

2010	2009	2008

EU Rome Gold	Mr. Slime	Two Worlds
East India Company	B-Boy	Pool Party
Brave: A Warrior’s Tale	Monster Madness - Grave Danger	Iridium Runners
Hearts of Iron 3	Two Worlds Epic	Imperium Roman
Raven Squad: Hidden Dagger	Igor	Dream Pinball 3D
Section 8	Ninjatown	Grid
Trine	Bella Sara	Overlord
Majesty 2: The Fantasy Kingdom	My Baby Boy	Roogoo
Supreme Ruler 2020	My Baby Girl
Horrid Henry	Legendary
My Baby First Steps	Mushroom Men
Fallen Earth	Rise of the Argonauts
Fast Food Panic
Schrodinger’s Rat
Blood Bowl
Hotel Giant 2
Crime Scene
Risen
Prison Break
DJ Star
Sushi Go Round
Elite Forces: Unit 77
Dementium II
3D Dot Game Heroes
Let’s Play: Ballerina
Let’s Play: Garden
Let’s Play: Flight Attendant
Secret Files: Tunguska
TNA Impact! Cross the Line

Recent Development

Effective upon the close of business on November 15, 2010, our chief financial officer, Reba McDermott, resigned from our company.

Company Information

We incorporated in Delaware on August 10, 2005 under the name Global Services Partners Acquisition Corp. to serve as a vehicle to effect an acquisition, through a merger, capital stock exchange, asset acquisition or other similar business combination with a then-unidentified operating business. On May 12, 2008, we acquired all of the outstanding membership interests of SouthPeak Interactive, L.L.C., or SouthPeak, pursuant to a Membership Interest Purchase Agreement. SouthPeak was originally formed in 1996 as an independent business unit of SAS Institute, Inc. We refer to the acquisition of SouthPeak herein as the “Acquisition.” In connection with the Acquisition, we changed our name to SouthPeak Interactive Corporation in May of 2008.

Our principal executive offices are located at 2900 Polo Parkway, Midlothian, Virginia 23113, and our telephone number is (804) 378-5100. Our website is www.southpeakgames.com. Our Code of Conduct, as well as our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, that have been filed with the Securities and Exchange Commission (or SEC) are available to you free of charge through the Corporate section on our website as soon as reasonably practical after such material is electronically filed with, or furnished to, the SEC. We do not intend for the other information contained in our website to be considered a part of this registration statement.

RISK FACTORS

Investing in our common stock involves a high degree of risk.  You should carefully consider the following risk factors and the other information contained in this prospectus before making an investment decision.  The following discussion highlights some of the risks that may affect future operating results. These are the risks and uncertainties we believe are most important for you to consider. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or which are similar to those faced by other companies in our industry or businesses in general, may also impair our business operations. If any of the following risks or uncertainties actually occur, our business, financial condition and operating results would likely suffer.  Please see “Cautionary Notes Regarding Forward-Looking Statements.”

Risks Relating to Our Business and Operations

We have received an audit report from our independent registered public accounting firm expressing doubt regarding our ability to continue as a going concern.

Our independent registered public accounting firm noted in their audit report accompanying our financial statements as of June 30, 2010 and 2009 and for the years then ended that our default on a production advance payable, our significant legal contingencies, and significant operating losses and negative cash flows from operating activities raise substantial doubt about our ability to continue as a going concern. Management has taken steps to maintain our viability as a going concern by entering into a factoring agreement with Rosenthal & Rosenthal, Inc., a purchase order financing agreement with Wells Fargo Bank, National Association, the issuance of senior secured convertible notes, and plans to take the following additional steps:

•
attempt to expeditiously resolve our contingencies for amounts significantly less than currently accrued for in order to reduce aggregate liabilities on our balance sheet on payment terms manageable by us;

•	reduce costs and expenses in order to reduce our ongoing working capital needs and monthly cash burn;

•	seek to increase the amount of our factoring facility; and

•	seek to raise additional capital.

Although management is confident that we will be able to implement this plan, we cannot assure you that the plan will be successful. This doubt about our ability to continue as a going concern could adversely affect our ability to obtain additional financing at favorable terms, if at all, as such an opinion may cause investors to have reservations about our long-term prospects, and may adversely affect our relationships with customers. If we cannot successfully continue as a going concern, our stockholders may lose their entire investment in us.

Our financial statements contain additional note disclosure describing the circumstances that lead to this disclosure by our independent registered public accounting firm.

Stiff competition within the videogame publishing industry, in particular, can significantly reduce our market share, curtail potential revenue, and negatively impact our long-term viability.

We compete for licenses to properties and the sale of our videogames with the large platform manufacturers such as Sony, Microsoft and Nintendo, each of which also develops and markets software for its own platforms. Each of these competitors can bundle their software with their hardware and create less demand for individual sales of our videogames. Additionally, these hardware systems manufacturers have better bargaining positions with respect to retail pricing, shelf space and retailer accommodations than do any of their licensees, including us, as well as the financial resources to withstand significant price competition and to implement extensive advertising campaigns. These platform providers may also give priority to their own games or to those of other publishers when manufacturing capacity is insufficient.

Next-generation consoles require larger development teams and budgets to bring videogames to market. Although we have been able to produce successful videogames for these next generation consoles with industry competitive budgets, we may be unable to continue to do so in the future.

We compete, as well, with domestic videogame publishers such as Activision, Inc.; Atari, Inc.; Capcom Co. Ltd.; Electronic Arts Inc.; Konami Company Ltd.; Majesco Entertainment; Namco Bandai Games Ltd.; Sega Enterprises, Ltd.; Take-Two Interactive Software, Inc.; THQ Inc.; Ubisoft Entertainment; Viacom/MTV; Warner Bros Interactive; and the Walt Disney Company. Many of our competitors have blockbuster videogames (with greater name recognition among consumers), a broader product line, or greater financial, marketing and other resources than we do. Accordingly, these competitors may be able to market their products more effectively or make larger offers or guarantees to independent developers in connection with the acquisition of commercially desirable properties.

We compete, as well, with a variety of independent publishers of proprietary videogame software. Because platform licenses are non-exclusive, and many of our competitors also have licenses to develop and distribute videogame software for these systems, new entrants could enter the market, including those with business models similar to ours.

 Our videogame distribution operations also exist in a highly competitive environment. Competition is based primarily on breadth, availability and marketability of videogames; price; terms and conditions of sale; credit terms and availability; speed of delivery; and effectiveness of sales and marketing programs. Our competitors include regional, national and international distributors, as well as hardware manufacturers and software publishers. We may lose market share or be forced to reduce our prices in the future in response to our competitors.

Our business model can limit our growth prospects and long-term viability.

We have historically focused on publishing innovative videogames for underserved niches that are generally sold at prices typical for big budget videogames produced by the leading large videogame publishers. In doing so, we have relied on our management’s industry experience to identify videogame concepts that can be profitably produced, their ability to allocate our limited financial resources among videogames under development and their ability to leverage low-cost offshore videogame developers. There can be no assurance, however, that we will be able to accurately assess the likelihood and volume of sales for future videogames or to engage low-cost developers.

The traditional distribution model of distributing original videogames through third parties, such as independent videogame publishers, could be challenged by the emergence of direct-to-consumer electronic delivery. Microsoft, Sony and Nintendo each plan to provide a mechanism for videogame developers to publish videogames via electronic store fronts that enable direct downloading of videogame content, though only a limited number of videogames will be selected for these electronic store fronts at any given time. Similar distribution venues already exist for the personal computer platform. Whereas some videogames are likely to entail program file sizes not easily distributed digitally due to bandwidth and storage constraints, it is possible that videogame concepts pursued by us in the future may not always have these constraints, and therefore originators of such videogame concepts could potentially bypass the traditional distribution and publication path, and take a direct-to-consumer approach, or even choose to sign multi-product deals, be acquired by other publishers, or go direct to our clients. Additionally, although we have been able to gain access to the limited videogame slots available in electronic store fronts, there can be no assurance that the number of videogames at electronic store fronts will remain limited or that we will continue to be able to access limited available videogame slots. Such changes in industry distribution practices and the number of videogame slots made available at electronic store fronts could limit our prospects for growth and negatively affect our profitability.

If we are unable to anticipate and adapt to rapidly changing technology, our results of operations and competitive position could be adversely affected.

We derive most of our revenue from the sale of videogame software developed for use on popular consoles. The success of our business is affected in large part by the market appeal of our published videogames and by the availability of an adequate supply of the hardware systems on which they run. Our ability to accurately predict which new videogame platforms will be successful in the marketplace, as well as our ability to develop commercially successful products for these new systems, will determine whether or not we will be competitive in the future.

We typically make product development decisions and commit significant resources and time (18 to 24 months) in advance to remain competitive. If we choose not to publish videogames for a new hardware system that is ultimately popular, our competitive position and profitability may be adversely affected. Yet, even if we seek to adapt to any new videogame platforms, we face the risk of not being able to generate any significant earnings or recoup our investment as quickly as anticipated if the new system does not gain widespread market appeal, is not available in adequate quantities to meet consumer demand, or has a shorter life cycle than anticipated. Alternatively, a platform for which we have not devoted significant resources could be more successful than we had initially anticipated, causing us to miss a vital earnings opportunity.

 If we are unable to enter into attractive publishing arrangements with developers of highly innovative and commercially appealing videogames, our competitiveness and prospects for growth could be severely impacted.

Our success depends on our ability to timely identify and publish highly marketable videogames. We rely on third-party software developers or development studios for the development of most of our videogames. Because interactive videogame developers are highly in demand, our relatively limited resources as compared to our competitors puts us at a competitive disadvantage when bidding to offer attractive compensation packages, advance royalties or ample pre-development financing to desirable developers, and potentially reduces our chances of winning the right to publish highly innovative videogames. Such a situation could severely impact our competitiveness and prospects for growth.

If we fail to satisfy our obligations under agreements with third-party developers and licensors, our operating results could be materially adversely affected.

Software developers who have developed videogames for us in the past may not be available to develop videogame software for us in the future. Due to the limited number of third-party software developers and the limited control that we exercise over them, these developers may not manage to complete videogames for us on time and within product quality expectations, if at all. We have entered into agreements with third parties to acquire the rights to publish and distribute proprietary videogame software. These agreements typically require us to make advance payments, pay royalties and satisfy other conditions. Our advance payments may not be sufficient to permit developers to develop new software successfully, which could result in material delays and significantly increase our costs to bring particular products to market. Future sales of our videogames may not be sufficient to recover advances to software developers and licensors, and we may not have adequate financial and other resources to satisfy our contractual commitments to such developers. If we fail to satisfy our obligations under agreements with third-party developers, the agreements may be terminated or modified in ways that are burdensome and materially adversely affect our operating results and long-term viability.

If we are unable to sell any of the works we have committed to fund, our operating margins could be adversely affected.

We typically enter into contracts with suppliers that are matched with commitments to fund original work development under specific terms. As of November 16, 2010, we have entered into contracts with 5 independent software developers pursuant to which we are subject to minimum funding commitments and we may enter into additional contracts with similar commitments in the future. To date, we have sufficiently met our commitments with each of those suppliers, but we cannot assure you that in the future our earnings and/or liquidity will meet or exceed our commitments with each vendor. If we are unable to sell any of the works we have committed to fund, our operating margins could be adversely affected.

If we are unable to secure approval from hardware manufacturers to publish new videogames for their respective platforms, our business could suffer significantly or, alternatively, if we fail to satisfy our obligations under agreements with first-party platform manufacturers such as Microsoft, Sony, and Nintendo, our operating results could be materially adversely affected.

We are dependent on non-exclusive licenses from platform manufacturers (Microsoft, Nintendo and Sony) for the right to publish videogames for their platforms. Our existing platform licenses require that we obtain approval for the publication of new videogames on a videogame-by-videogame basis. As a result, the number of videogames we are able to publish for these platforms, and our sales from videogames for these platforms, may be limited. A manufacturer may elect not to renew or extend our license agreement at the end of its term, or adversely modify it, for whatever reason. Consequently, we may be unable to publish new videogames for the applicable platforms or we may be required to do so on less attractive terms. This will not only prevent us from publishing additional videogames for a manufacturer but also negatively impact our operating results and prospects for growth.

In addition, our contracts with the console manufacturers often grant the manufacturers approval rights over new software products, and control over the development of our videogames. These rights and privileges of hardware manufacturers could adversely affect our results of operations or financial condition by:

•	Causing the termination of a new project for which we have expended significant resources;

•	Impeding the development and shipment of newly published videogames to customers; and

•	Increasing development lead times and costs which could be avoided if we are able to manufacture new videogame software independently.

Microsoft released its next-generation hardware platform, the Xbox 360, into the North American marketplace in November 2005, and each of Sony and Nintendo introduced their respective next-generation platforms PlayStation 3 and the Wii into the marketplace during November 2006. While we have licenses for Microsoft Xbox 360, Nintendo Wii, DS and Gameboy Advance, and for Sony PlayStation 3, Playstation 2, and Playstation Portable, we may be unable to obtain licenses for future hardware platforms.

If we incur unanticipated levels of returns of our videogames from customers, or price concessions granted to them, our operating results could significantly suffer.

We are exposed to the risk that customers will return our products, or seek to secure price concessions for any bulk orders. Our distribution arrangements with our customers generally do not give them the right to return videogames to us or to cancel firm orders. However, when demand for our offerings falls below expectations, we can sometimes accept product returns for stock balancing and negotiate accommodations to customers in order to maintain healthy relationships with them, as well as continued access to their sales channels. These accommodations include negotiation of price discounts and credits against future orders, referred to as price concessions. The estimated reserve for returns and price concessions is based on our management’s evaluation of expected sales, potential markdown allowances based on historical experience, market acceptance of products produced, retailer inventory levels, budgeted customer allowances and the nature of the videogame and existing commitments to customers.

While we believe that we can reliably estimate future returns and price concessions, we cannot predict with certainty whether existing reserves will be sufficient to offset any accommodations we will actually provide, nor can we predict the amount or nature of accommodations that we will provide in the future. Furthermore, the continued granting of substantial price protection and other allowances may require us to raise additional funds for our operating requirements, but there is no assurance that such funds will be available to us on acceptable terms, if at all. In addition, the license fees we pay Sony, Microsoft and Nintendo are non-refundable and cannot be recovered when videogames are returned. Ultimately, if our return rates and price concessions for published videogames materially exceed our reserves, our operating results may be adversely affected.

If our inventory of next-generation videogames is not fully sold and we have paid upfront significant license fees and manufacturing costs, our operating results and net worth may be materially adversely affected.

When publishing for videogame consoles, videogame publishers take on the burden of a great deal of inventory risk. All significant console manufacturers since Nintendo with its NES (1985) have monopolized the manufacture of every videogame made for their console, and have required all publishers to pay a license fee for every videogame so manufactured. This license fee is generally due at the time of manufacturing the videogame and is based upon the number of videogames being manufactured, unlike license fee payments in most other industries, in which license fees are paid following actual sales of the product. So, if a videogame publisher orders one million copies of its videogame, but half of them do not sell, the publisher has already paid the full console manufacturer license fee on one million copies of the videogame, and has to absorb that cost. Furthermore, non-moving inventory of videogames tend to decline substantially in value over time or to become obsolete. If this situation happens to us, and price concessions are not available on unsold products, we could incur significant losses, which could materially adversely affect our profitability and net worth.

We are dependent upon a limited number of customers and the loss of any of our key customers could materially adversely affect our business.

We are dependent on a small number of large customers for a significant portion of our sales, and the loss of one or more of these clients, or a significant decrease in total revenues from any of these clients, could seriously hurt our business. For example, we have two customers, Wal-Mart and GameStop that accounted for approximately 19% and 18%, respectively, of consolidated gross revenues for the year ended June 30, 2010, and GameStop, Wal-Mart and Atari accounted for approximately 29%, 15% and 10%, respectively, of consolidated gross accounts receivable at June 30, 2010.

 Approximately 95% of our sales are made through purchase orders subject to agreements with our customers, including GameStop and Wal-Mart, through which the customer may reduce the videogames they purchase from us, renegotiate the terms on which they purchase our videogames, or terminate their relationship with us at any time. Certain of our customers may decline to carry products containing mature content. A substantial reduction in orders, including as a result of a product being rated “AO” (age 18 and over); difficulty in collecting receivables in full, or within a reasonable time period, or within reserve levels; or termination of our relationship with the customer as a result of a number of factors (including their level of satisfaction with the support services they receive from us, demand for or pricing of competing videogames, and their ability to continue their operations) could adversely affect our operating results and business viability.

We are dependent on the success of a few videogames, and unless we are able to gain and maintain market acceptance for newly published videogames in the future, our growth and earnings prospects could be severely compromised.

A limited number of videogames may produce a disproportionately large amount of our sales. Due to this dependence on a limited number of videogames, the failure of one or more of these products to achieve anticipated results may significantly harm our business and financial results.

If our contracted videogame developers fail to deliver their finished videogames on time, or at all, we stand to incur significant losses that could severely adversely affect our financial performance.

We rely upon our third-party software developers to deliver videogames within anticipated release schedules and cost projections.

While timetables for the development and delivery of videogame software are set in advance, videogame production schedules are difficult to predict and can be subject to delays. Schedule slippage is very common due to the uncertain schedules of software development. Most publishers have suffered a “false launch,” in which the development staff assures us that videogame development will be completed by a certain date and a marketing launch is planned around that date, including advertising commitments, and then, after all the advertising is paid for, the development staff announces that the videogame will “slip,” and will actually be ready several months later than originally intended. When the videogame finally appears, the effects among consumers of the marketing launch - excitement and “buzz” over the release of, and intent of customers to purchase, the videogame - have dissipated, and lackluster interest leads to weak sales. These problems are compounded if the videogame is supposed to ship for the Christmas selling season, but actually slips into the subsequent year.

The development cycle for new videogames can range from twelve to twenty-four months and can be expected to increase in connection with the development of next-generation software. After development of a videogame, it may take between nine to twelve additional months to develop the product for other hardware platforms. Since we have no direct control over the business, finances and operating practices of external videogame developers, a delay or failure by these developers to make shipments or to complete the work performed - whether due to operational issues, financial difficulties, or faulty business decisions - may result in delays in, or cancellations of, product releases that may threaten our ability to obtain sufficient amounts of our product to sell to our customers when they demand them. In addition, customers may, under certain contracts, have the ability to terminate agreements to purchase videogame publications in view of issues concerning work quality and originality, or prolonged delay or significant revisions to published videogames. Terminations by clients of their purchase commitments can significantly dampen our revenue and cause our business to suffer tremendous losses.

Because many leading independent videogame developers are small companies that are dependent on a few key individuals for the completion of a project, this also exposes us to the risk that these developers will lose a key employee, go out of business before completing a project, or simply cease work on a project for which we have hired them, and this occurrence could also be highly detrimental to our ability to compete and to generate additional revenue.

Our business is highly dependent on the success and availability of videogame systems manufactured by third parties, as well as our ability to develop commercially successful products for these systems.

We derive most of our revenue from the sale of products for play on videogame systems manufactured by third parties, such as Microsoft Xbox 360, Nintendo Wii, Nintendo DS, Nintendo DSi, Apple iPhone, Sony PlayStation 3, Sony PlayStation 2, SonyPSP and Sony PSPgo. The success of our business is driven in large part by the commercial success and adequate supply of these videogame systems, our ability to accurately predict which systems will be successful in the marketplace, and our ability to develop commercially successful products for these systems. We must make product development decisions and commit significant resources well in advance of anticipated product ship dates. A videogame system for which we are developing products may not succeed or may have a shorter life cycle than anticipated. If consumer demand for the systems for which we are developing products is lower than our expectations, our revenue will suffer, we may be unable to fully recover the investments we have made in developing our products, and our financial performance will be harmed. Alternatively, a system for which we have not devoted significant resources could be more successful than we had initially anticipated, causing us to miss out on meaningful revenue opportunities.

Our industry is cyclical, driven by the periodic introduction of new videogame systems. As we continue to move through the current cycle, our industry growth may slow down and as a result, our operating results may be difficult to predict.

Videogame systems have historically had a life cycle of four to six years, which causes the videogame software market to be cyclical as well. The current cycle began with Microsoft’s launch of the Xbox 360 in 2005, and continued in 2006 when Sony and Nintendo launched their next-generation systems, the PlayStation 3 and the Wii, respectively. Sales of software designed for these videogame systems represent the majority of our revenue, so our growth and success are highly correlated to sales of videogame systems. While there are indications that this current cycle may be extended longer than prior cycles, in part, due to the growth of online services and content and the greater graphic and processing power of the current generation hardware, we expect growth in the installed base of the current generation of videogame systems to slow as we enter the back half of this cycle. This slow-down in sales of videogame systems, which may be exacerbated by the current economic environment, may cause a corresponding slow-down in the growth of sales of videogame software, which could significantly affect our operating results. Consequently, the decline in prior-generation product sales, particularly the PlayStation 2, may be greater or faster than we anticipate, and sales of products for the new videogame systems may be lower or increase more slowly than we anticipate. Moreover, development costs for the current cycle of videogame systems continue to be greater on a per-title basis than development costs for prior-generation videogame systems. In addition, in light of the current economic environment and where we stand in the current generation videogame system cycle, our industry may experience slower growth than in recent years. As a result of these factors, during the next several quarters and years, we expect our operating results to be difficult to predict.

The videogame hardware manufacturers set the royalty rates and other fees that we must pay to publish games for their platforms, and therefore have significant influence on our costs. If one or more of these manufacturers change their fee structure, our profitability will be materially impacted.

In order to publish products for a videogame system such as the Xbox 360, Sony PlayStation 3 or Wii, we must take a license from Microsoft, Sony and Nintendo, respectively, which gives these companies the opportunity to set the fee structures that we must pay in order to publish games for that platform. Similarly, these companies have retained the flexibility to change their fee structures, or adopt different fee structures for new features for their videogame systems. The control that hardware manufacturers have over the fee structures for their videogame systems could adversely impact our costs, profitability and margins.

The availability of additional capital may be limited.

Recent disruptions in financial markets have resulted in a severe tightening of credit availability in the United States. Liquidity in credit markets has contracted significantly, making terms for certain financings less attractive. Ongoing turmoil in the credit markets may make it difficult for us to obtain financing, on acceptable terms or at all, for working capital, capital expenditures, acquisitions and other investments. These difficulties could adversely affect our operations and financial performance.

Our business may be affected by issues in the economy that affect consumer spending.

Our products involve discretionary spending on the part of consumers. We believe that consumer spending is influenced by general economic conditions and the availability of discretionary income. This makes our products particularly sensitive to general economic conditions and economic cycles. Certain economic conditions, such as United States or international general economic downturns, including periods of increased inflation, unemployment levels, tax rates, interest rates, gasoline and other energy prices, or declining consumer confidence could reduce consumer spending. Reduced consumer spending may result in reduced demand for our products and may also require increased selling and promotional expenses. A reduction or shift in domestic or international consumer spending could negatively impact our business, results of operations and financial condition. Consumers are generally more willing to make discretionary purchases, including purchases of products like ours, during periods in which favorable economic conditions prevail. If economic conditions worsen, our business, financial condition and results of operations could be adversely affected.

Our business is subject to risks generally associated with the entertainment industry, any of which could significantly harm our operating results.

Our business is subject to risks that are generally associated with the entertainment industry, many of which are beyond our control. These risks could negatively impact our operating results and include: the popularity, price and timing of our videogames and the videogame systems on which they are played; economic conditions that adversely affect discretionary consumer spending; changes in consumer demographics; the availability and popularity of other forms of entertainment; and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted.

We rely on a primary distribution service provider for a significant portion of our products and the failure of this service provider to perform as expected could materially harm our results of operations.

We outsource shipping, receiving, warehouse management and related functions for our United States publishing and distribution businesses. Our future performance will depend, in part, on our outsource provider’s ability to successfully distribute our products. If our provider does not perform adequately, or if we lose our provider as our distributor and are unable to obtain a satisfactory replacement in a timely manner, our sales and results of operations could suffer.

If delays or disruptions occur in the delivery to our customers of newly published videogames following their commercial release, our operating results could be materially adversely affected.

Certain of our licensing and marketing agreements contain provisions that would impose penalties in the event that we fail to meet agreed upon videogame release dates. The life cycle of a videogame generally involves a relatively high level of sales during the first few months after introduction, followed by a rapid decline in sales. New products may not achieve significant market acceptance or generate sufficient sales to permit us to recover development, manufacturing and marketing costs associated with these products. Because revenues associated with an initial product launch generally constitute a high percentage of the total revenue associated with the life of a product, delays in product releases or disruptions following the commercial release of one or more new videogames could adversely affect the sales of such products and cause our operating results to materially suffer and differ from expectations.

If we incur substantial costs for market testing and sales activities after our new videogames are published, and fail to anticipate market demand or secure customer contracts, our profitability and liquidity could be materially adversely affected.

We typically undertake market testing and sales activities before each of our videogames is eventually approved for deployment by a given customer. In addition, once a customer contract is signed, there is a period in which revisions to videogame features are made, which can contribute to further delays in the realization of revenue. If we incur significant expenses associated with market testing, product revisions, and sales and marketing and are not successful in anticipating market demand for our videogames or in securing contracts from our targeted customers, we may generate insufficient revenue to fully cover our costs, including our investment in videogame development, and our profitability and liquidity could be severely affected.

 If our published videogames suffer from grave defects, market acceptance of our product may be adversely affected, our results of operations adversely affected, and our reputation seriously harmed .

Our published videogames can contain major defects, which could delay market acceptance of our products; cause customers to either terminate relationships with, or initiate product liability suits against us, or both; or divert our engineering resources, and consequently adversely impact our results of operations and our reputation.

If our licensed intellectual property is not adequately protected from unauthorized use or access by others, our competitiveness could be significantly undermined and our viability adversely affected.

We have obtained licenses for videogame software developed by third parties in connection with our publishing business, and we regard these licenses, including for the trademarks, copyrights, and trade secrets to such videogame software, as proprietary intellectual property. The underlying trademarks, copyrights, and trade secrets often are separately protected by the third party developers of the software by enforcement of intellectual property laws. To protect our proprietary licenses from unauthorized use and infringement, we maintain employee or third-party nondisclosure and confidentiality agreements, contractual restrictions on copying and distribution, as well as “shrink-wrap” or “click-wrap” license agreements or limitations-on-use of software included with our products.

Our licenses, however, are vulnerable to misappropriation and infringement, which could undermine our competitiveness and materially adversely affect our business. It is difficult to effectively police unauthorized use of our licenses and we cannot be certain that existing intellectual property laws will provide adequate protection for our products. Despite our efforts to protect our proprietary rights, unauthorized parties may try to copy our videogames, or to reverse engineer the licensed software. Well-organized piracy operations that have proliferated in recent years also have the ability to download pirated copies of our published software over the Internet. In addition, the laws of some foreign countries where our products are or may be distributed may not protect our proprietary rights to as great an extent as United States law, or are poorly enforced. If we are unable to protect our software against piracy, or prevent the misappropriation and infringement of our licenses in any form, our competitiveness and viability could be severely adversely affected.

If we infringe on the proprietary rights of others, unknowingly or not, we could sustain major damages to our business.

Although we believe our software and technologies and the software and technologies of third-party developers and publishers with whom we have contractual relations do not and will not infringe or violate proprietary rights of others, it is possible that infringement of proprietary rights of others has occurred or may occur.

Any claims of infringement, with or without merit, could be time consuming, costly and difficult to defend. Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could require us to discontinue the distribution of our interactive entertainment software, prevent us from obtaining a license or redesigning our videogames, block us from publishing new materials, and compel us to pay substantial damages. In the event of a successful claim of infringement, we may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, if at all; divert attention and resources away from our daily business; impede or prevent delivery of our published videogames; and require us to pay significant royalties, licensing fees and damages. The defense of any lawsuit could result in time-consuming and expensive litigation, regardless of the merits of such claims, and could also result in damages, license fees, royalty payments and restrictions on our ability to provide our services, any of which could harm our business.

We are subject to the risks and uncertainties associated with international trade, which could adversely affect our business.

As we expand our international operations, we are exposed to other risks, including: different market dynamics and consumer preferences; unexpected changes in international political, regulatory and economic developments; increased credit risks, tariffs and duties; difficulties in coordinating foreign transactions and operations; shipping delays; and possible impediments to the collection of foreign accounts receivable. Moreover, all of our international sales are made in local currencies, which could fluctuate against the U.S. dollar. While we may use forward exchange contracts to a limited extent to seek to mitigate foreign currency risk, our results of operations could be adversely affected by unfavorable foreign currency fluctuations. These or other factors could have an adverse effect on our business.

If we are unable to effectively manage and fund our expansion initiatives, we could incur huge charges, which in turn could undermine our growth plans.

Over the past several years, we have expanded our publishing operations, enlarged our work force, and increased our investments in proprietary videogames created by third-party developers. To manage this growth successfully, we have been required to hire, train and manage an increasing number of management, technical, marketing, and other personnel. Furthermore, we have required, and may require, significant cash resources to fuel our expansion activities, and have sought debt and equity financing to fund related costs. There is no guarantee, however, that we could obtain any additional financing required on acceptable terms or at all. The issuance of new equity securities, moreover, would result in dilution to the interests of our stockholders. Unless we are able to effectively manage our growth activities, our business may be materially adversely affected.

We may not be able to adequately adjust our cost structure in a timely fashion in response to a sudden decrease in demand.

A significant portion of our sales and marketing and general and administrative expenses are comprised of personnel and facilities. In the event of a significant decline in revenues, we may not be able to exit facilities, reduce personnel, or make other changes to our cost structure without disruption to our operations or without significant termination and exit costs. Management may not be able to implement such actions in a timely manner, if at all, to offset an immediate shortfall in revenues and profit. Moreover, reducing costs may impair our ability to produce and develop videogames at sufficient levels in the future. We are subject to the risk that our inventory values may decline and protective terms under supplier arrangements may not adequately cover the decline in values.

Failure to collect our accounts receivable on a timely basis will negatively impact our cash flow.

Our sales are typically made on credit. We do not hold any collateral to secure payment from our customers. As a result, we are subject to credit risks, particularly in the event that a significant amount of our receivables represent sales to a limited number of retailers or are concentrated in foreign markets. Although we continually assess the creditworthiness of our customers, which are principally large, national retailers, if we are unable to collect our accounts receivable as they become due, our financial condition and cash flow could be adversely affected. From time to time we may purchase from financial institutions insurance on our receivables (with certain limits) to help protect us from loss in the event of a customer’s bankruptcy or insolvency.

Our quarterly operating results may fluctuate significantly due to various factors related to our operations, which could cause our stock price to decline and could result in substantial losses to investors.

Our quarterly operating results have varied widely in the past and are likely to vary in the future, due to numerous factors, several of which are not under our control. These factors include the timing of our release of new videogames, customer demand for our videogames, and fluctuations in receivables collections and quarterly working capital needs. Other factors that cause fluctuations in our sales and operating results include:

•	the timing of release of our competitors’ products;

•	the popularity of both new videogames and videogames released in prior periods;

•	the profit margins for videogames we sell;

•	competition in the industry for retail shelf space;

•	changing consumer demand for videogames for different platforms; and

•	the timing of the introduction of new platforms and the accuracy of retailers’ forecasts of consumer demand.

 The uncertainties associated with videogame development, including varying manufacturing lead times, production delays and the approval process for products by hardware manufacturers and other licensors also make it difficult to predict the quarter in which our products will ship and therefore may cause us to fail to meet financial expectations. In future quarters, operating results may fall below the expectations of securities analysts and investors and the price of our stock could decline significantly.

The videogame publishing industry is highly seasonal, with the Christmas selling season accounting for a substantial portion of the industry’s yearly sales of console and computer videogames, leading to a concentrated glut of high-quality competition every year in every videogame category during this seasonal period. Although historically we have not been materially impacted by the industry seasonality primarily because we have produced a limited volume of videogames that have been absorbed by the market even in low volume periods of the year, we may be impacted by the industry seasonality in the future as we increase the volume of our videogame production. Our failure or inability to introduce products on a timely basis to meet seasonal fluctuations in demand could adversely affect our business and operating results in the future.

We believe that quarter-to-quarter comparisons of our operating results will not be a good indication of our future performance. We may not be able to maintain consistent profitability on a quarterly or annual basis. It is likely that in some future quarter, our operating results may be below the expectations of public market analysts and investors and as a result of the above-mentioned factors, and other factors described throughout this “Risk Factors” section, the price of our common stock may fall or significantly fluctuate, and possibly bring about significant reductions to stockholder value.

If we fail to maintain effective internal control over financial reporting and disclosure controls and procedures in the future, we may not be able to accurately report our financial results, which could have an adverse effect on our business.

If our internal control over financial reporting and disclosure controls and procedures are not effective, we may not be able to provide reliable financial information. Subsequent to the filing of the Form 10-Q for the period ended March 31, 2009, we determined that our condensed consolidated financial statements as of March 31, 2009 and for the three- and nine-month periods ended March 31, 2009, as included in the Form 10-Q for the period ended March 31, 2009, should be restated as they contained errors that resulted in misstatements of inventories, accounts payable, accrued royalties, accrued expenses and other current liabilities, due to shareholders, additional paid-in-capital, product costs, royalties, sales and marketing and general and administrative expenses. Accordingly, we restated our condensed consolidated financial statements as of March 31, 2009 and for the three- and nine-month periods ended March 31, 2009. In connection with this restatement, we determined that our internal control over financial reporting during the period ended March 31, 2009 was not effective due to the existence of material weaknesses in our internal control over financial reporting relating to our quarter-end closing process, our controls over related party transactions, our general and administrative expense accruals and our reconciliation of inventory liability clearing accounts. Although we have implemented additional procedures that we believe enable us to properly prepare and review our condensed consolidated financial statements, we cannot be certain that these measures will ensure that we maintain adequate controls over our financial reporting process in the future. If we discover additional deficiencies, we will make efforts to remediate these deficiencies; however, there is no assurance that we will be successful either in identifying deficiencies or in their remediation. Any failure to maintain effective controls in the future could adversely affect our business or cause us to fail to meet our reporting obligations. Such non-compliance could also result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our condensed consolidated financial statements. In addition, perceptions of our business among customers, suppliers, rating agencies, lenders, investors, securities analysts and others could be adversely affected.

If we fail to retain the services of senior management, our business and prospects could be materially adversely affected.

Our continued success will depend to a significant extent upon the performance and contributions of our senior management and upon our ability to attract, motivate and retain highly qualified employees. We are dependent upon key senior management to effectively manage our business in a highly competitive environment. If one or more of our key officers joins a competitor or forms a competing company, we may experience material interruptions in product development, delays in bringing products to market, difficulties in our relationships with licensors, suppliers and customers, and the loss of additional personnel, which could significantly harm our business, financial condition and operating results. Additionally, failure to continue to attract and retain qualified management personnel could adversely affect our business and prospects.

We do not have “key person” life insurance policies covering any of our employees, nor are we certain if any such policies will be obtained or maintained in the future. In particular, we will depend in large part on the abilities of Mr. Terry Phillips and Ms. Melanie Mroz, who are the chairman, and president and chief executive officer (or CEO), respectively, of our company, to effectively execute future strategies.

If we fail to hire and retain qualified personnel, in an industry where competition for qualified personnel is intense, our business could be seriously harmed.

Our business, operating results and financial condition could be materially and adversely affected if we lose the services of key technical, sales or marketing employees, or if we fail to attract additional highly qualified employees. Our employees are responsible for ensuring the timely publication, distribution and continued improvement of proprietary videogames that our clients demand, for promptly addressing client requirements through technical and operational support services, and for identifying and developing opportunities to provide additional products and/or services to existing clients. The loss of the services of these employees, the inability to attract or retain qualified personnel in the future, or delays in hiring qualified personnel could limit our ability to generate revenues and to successfully operate our business.

Competition for employees can be intense and the process of locating key personnel with the right combination of skills is often lengthy. We rely to a substantial extent on the expertise, skills and knowledge of management, marketing, sales, technical and technology personnel to formulate and implement our business plan, as well as to identify, support, publish and market quality videogames. Although we have granted incentives to some employees, we may not be able to continue to retain these personnel at current compensation levels, or at all. The compensation arrangements with such employees could result in increased expenses and have a negative impact on our operating results. In addition, if one or more of these individuals leaves us, we may experience material delays in bringing products to market, which could have a material adverse effect on our business and prospects.

Growth of our business will result in increased demands on our management and limited human capital resources, which we may not be able to meet.

Any future growth in our business, whether organic or through acquisitions, will result in increased responsibility for our management and increased demands on our personnel. As our business grows, we will be required to retain qualified personnel who can expand our customer base and ensure continued development and delivery of highly innovative and technologically advanced videogames. We must continue to enhance and expand our management, technical, selling and marketing capabilities to accommodate this growth. To manage future growth, we will need to:

•	retain and hire competent senior management and marketing personnel to manage publishing and marketing activities;

•	maintain and expand our base of operating, financial and administrative personnel; and

•	continue to train, motivate, and retain existing employees and attract and integrate new employees.

If we are unable to manage future expansion, our ability to provide and maintain superior services to our vendors and customers could be compromised, which could in turn damage our reputation and substantially harm the business.

 Our business and products are subject to potential legislation. The adoption of such proposed legislation could limit the retail market for our products.

Several proposals have been made for federal legislation to regulate our industry. Such proposals seek to prohibit the sale of “M” rated, “AO” rated and “Rating Pending” products to under-17 audiences (while the ESRB rating recommends an appropriate age group, there is currently no legal prohibition on any game sales). If any such proposals are enacted into law, they may limit the potential market for our “M” rated products in the United States, and adversely affect our operating results. Other countries, such as Germany, have adopted laws regulating content both in packaged games and those transmitted over the Internet that are stricter than current United States laws. In the United States, proposals have also been made by numerous state legislators to regulate the sale of “M” or “AO” rated products and prohibit the sale of interactive entertainment software products containing certain types of violence or sexual materials to under 17 or 18 audiences. While such legislation to date has been enjoined by industry and retail groups, the adoption into law of such legislation in federal and/or in state jurisdictions in which we do significant business could severely limit the retail market for our “M” rated titles.

Failure to obtain a target rating for certain of our products, as well as videogame re-rating, could negatively impact our sales.

The ESRB system uses a rating symbol that suggests the appropriate player age group, and content descriptor information, such as graphic violence, profanity, or sexually explicit material. The ESRB rating is printed on each videogame package and retailers may use the rating to restrict sales to the recommended age groups. Retail customers take the ESRB rating into consideration when deciding which videogames they will purchase. If the ESRB or a manufacturer determines that any of our videogames should have a rating directed to an older or more mature consumer, we may be less successful in marketing and selling said videogames.

We claim compliance with rating system requirements and the proper display of the designated rating symbols and content descriptors. In some instances, however, we may have to modify certain videogames in order to market them under the expected rating, which could delay or disrupt the release of these videogames. In the United States, we expect our videogames to receive ESRB ratings of “E” (age 6 and older), “E10+” (age 10 and older), “T” (age 13 and over) or “M” (age 17 and over). In addition to these ratings, the ESRB may also rate a videogame as “AO” (age 18 and over). A few of our published videogames have been rated “M” by the ESRB. If we are unable to obtain M ratings as a result of changes in the ESRB’s ratings standards or for other reasons, including the adoption of legislation in this area, our business and prospects could be negatively affected. In the event any of our videogames are re-rated by the ESRB, we may be required to record a reserve for anticipated product returns and inventory obsolescence, which could expose us to additional litigation, administrative fines and penalties and other potential liabilities, and could adversely affect our operating results.

Content policies adopted by retailers, consumer opposition and litigation could negatively impact sales of our products.

Retailers may decline to sell videogame software containing what they judge to be graphic violence or sexually explicit material or other content that they deem inappropriate for their businesses. If retailers decline to sell our products based upon their opinion that they contain objectionable themes, graphic violence or sexually explicit material or other generally objectionable content, or if any of our previously “M” rated series products are rated “AO,” we might be required to significantly change or discontinue particular titles or series, which could seriously affect our business. Consumer advocacy groups have opposed sales of videogame software containing objectionable themes, violence, sexual material or other objectionable content by pressing for legislation in these areas and by engaging in public demonstrations and media campaigns.

Our Chairman is subject to an SEC cease and desist order.

Our chairman, Mr. Terry Phillips, agreed, in May 2007, to a settlement with the Securities and Exchange Commission (or SEC) in a proceeding arising from certain actions in 2000 and 2001. Without admitting or denying the allegations, Mr. Phillips agreed to consent to the entry of an order to cease and desist from committing or causing any violations of Section 10(b) of the Securities Exchange Act of 1934, or the Exchange Act, and Exchange Act Rules 10b-5 and 13b2-1 and from causing any violations of Sections 13(a) and 13(b)(2)(A) of the Exchange Act and Exchange Act Rules 12b-2, 13a-1 and 13a-13.

This proceeding arose from the involvement in 2000 and 2001 of Mr. Phillips, Capitol Distributing, L.L.C., and another private company of which Mr. Phillips was a principal, in certain actions of Take-Two Interactive Software, Inc., where Mr. Phillips was accused of taking receipt of merchandise from Take-Two Interactive Software, Inc. and later returning the merchandise to Take-Two without making an effort to sell the merchandise. In his agreement to cease and desist, Mr. Phillips paid a civil penalty of $50,000.

Should Mr. Phillips be found to have violated the terms of the SEC’s order in the future, he may be subject to further enforcement action, including legal action imposing injunctive relief and assessing fines or penalties, which could have a material impact on our reputation and business.

We, our Chairman and Chief Executive Officer have received Wells Notices which may result in sanctions against them.

We, Mr. Phillips, our chairman, and Melanie J. Mroz, our CEO, have received Wells Notices from the staff of the SEC (or Staff) advising that the Staff will recommend that the SEC institute a cease and desist proceeding against us and Ms. Mroz with respect to our alleged violations of Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and certain rules adopted thereunder, and bring a civil injunctive action against Mr. Phillips for abiding and abetting the foregoing violations of our company.  In addition, the Staff intends to recommend that, in the civil action, the SEC seek a civil penalty against Mr. Phillips.  These alleged violations result from the facts underlying the then need to file an amended quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2009.  Any adverse determinations resulting from these alleged violations could harm our reputation and business.

Risks Relating to our Securities

Because we do not currently intend to pay dividends on our common stock, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We do not currently anticipate paying any dividends on shares of our common stock. Any determination to pay dividends in the future will be made by our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, realization of a gain on stockholder investments will depend on the appreciation of the price of our common stock. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders purchased their shares.

The concentration of our capital stock ownership will likely limit a stockholders ability to influence corporate matters, and could discourage a takeover that stockholders may consider favorable and make it more difficult for a stockholder to elect directors of its choosing.

As of November 16, 2010, our executive officers, directors and affiliates together beneficially owned approximately 37.6% of our outstanding common stock. As a result, these stockholders have the ability to exert significant control over matters that require approval by all our stockholders, including the election of directors and approval of significant corporate transactions. The interests of these stockholders might conflict with the interests of the other holders of our securities, and it may cause us to pursue transactions that, in their judgment, could enhance their equity investments, even though such transactions may involve significant risks to our other security holders. The large concentration of ownership in a small group of stockholders might also have the effect of delaying or preventing a change of control of our company that our other stockholders may view as beneficial.

It may be difficult for you to resell shares of our common stock if an active market  for our common stock does not develop.

Our common stock is not actively traded on a securities exchange and we currently do not meet the initial listing criteria for any registered securities exchange, including the Nasdaq Stock Market. Our securities are quoted on the less recognized Over-the-Counter Bulletin Board. This factor may further impair our stockholders’ ability to sell their shares when they want and/or could depress our stock price. As a result, stockholders may find it difficult to dispose of, or to obtain accurate quotations of the price of, our securities because smaller quantities of shares may be bought and sold, transactions could be delayed and security analyst and news coverage of our company may be limited. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares.

We seek to manage our business with a view to achieving long-term results, and this could have a negative effect on short-term trading.

Our focus is on creation of stockholder value over time, and we intend to make decisions that will be consistent with this long-term view. As a result, some of our decisions, such as whether to make or discontinue operating investments, manage our balance sheet and capital structure, or pursue or discontinue strategic initiatives, may be in conflict with the objectives of short-term traders. Further, this could adversely affect our quarterly or other short-term results of operations.

Our warrants may have an adverse effect on the market price of our common stock.

As of November 16, 2010, we have outstanding warrants to purchase 37,432,535 shares of common stock. There is also an option to purchase 200,000 Class Z warrants and 260,000 Class W warrants issued to the representative of the underwriters in our initial public offering. The sale, or even the possibility of sale, of the shares underlying the warrants and options could have an adverse effect on the market price for our securities or on our ability to obtain future public financing. If and to the extent these warrants are exercised, the common stockholders may experience dilution to their holdings.

Volatility of our stock price could adversely affect stockholders.

The market price of our common stock could also fluctuate significantly as a result of:

•	quarterly variations in our operating results;

•	interest rate changes;

•	changes in the market’s expectations about our operating results;

•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning our company or our industry in general;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends in our markets;

•	changes in laws and regulations affecting our business;

•	material announcements by us or our competitors;

•	sales of substantial amounts of common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur;

•	general economic and political conditions such as recessions and acts of war or terrorism; and

•	other matters discussed in the risk factors.

Fluctuations in the price of our common stock could contribute to the loss of all or part of an investor’s investment in our company.

CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS

We believe that some of the information contained in this prospectus constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intend,” “plan,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

We believe it is important to communicate our expectations to our stockholders. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors and cautionary language discussed in this prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in our forward-looking statements, including among other things:

•	our potential inability to compete with larger businesses in our industry;

•	the limitations of our business model;

•	our potential inability to anticipate and adapt to changing technology;

•	the possibility that we may not be able to enter into publishing arrangements with some developers;

•	our dependence on vendors to meet our commitments to suppliers;

•	our dependence on hardware manufacturers to publish new videogames;

•	our potential inability to recoup the up-front license fees paid to hardware manufacturers;

•	our dependence on a limited number of customers;

•	our potential dependence on the success of a few videogames;

•	our dependence on developers to deliver their videogames on time;

•	the potential of litigation;

•	interference with our business from the adoption of governmental regulations; and

•	the inability to obtain additional financing to grow our business.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual future results to differ materially from those projected or contemplated in the forward-looking statements.

All forward-looking statements included herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. You should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this prospectus could have a material adverse effect on us.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. To the extent that the holders exercise, for cash, Series A and B warrants, we would receive the proceeds from such exercise and intend to use such proceeds for working capital and other general corporate purposes.

The selling stockholders will receive all of the net proceeds from the sales of common stock offered by them under this prospectus. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of these shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

MARKET FOR THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Price for Equity Securities

Following our initial public offering in April 2006, our Series A units, Series B units, common stock, Class B common stock, Class W warrants and Class Z warrants were listed on the Over-the-Counter Bulletin Board under the symbols GSPAU, GSPBU, GSPA, GSPAB, GSPAW and GSPAZ, respectively.

Our Class B common stock ceased trading on the Over-the-Counter Bulletin Board and was automatically cancelled and converted into a right to receive $5.36 per share from our trust fund on April 25, 2008. As a result of the cancellation of the Class B common stock, our Series B units were mandatorily separated from their associated Class W warrants and then cancelled on April 25, 2008.

On July 31, 2009, our Series A units were mandatorily separated from their associated shares of common stock and Class Z warrants and our Series A units ceased trading. On August 7, 2009, our Series A units were cancelled.

 On April 7, 2009, we registered for resale our Class Y warrants.  There is no established current public market for our Class Y warrants.

Our common stock, Class W warrants and Class Z warrants now trade on the Over-the-Counter Bulletin Board under the symbols SOPK, SOPKW and SOPKZ, respectively.   The following table sets forth, for the calendar quarter indicated, the quarterly high and low closing bid prices of our securities as reported on the Over-the-Counter Bulletin Board in U.S. dollars. The quotations listed below reflect interdealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

	Common Stock		Class W Warrants		Class Z Warrants		Series A Units
	High	Low	High	Low	High	Low	High		Low

Fiscal Year ended June 30, 2009
First Quarter	2.52	1.50	0.46	0.15	0.55	0.20	10.50		6.00
Second Quarter	1.75	0.52	0.15	0.07	0.25	0.10	6.00		1.25
Third Quarter	0.52	0.51	0.07	0.05	0.10	0.031	1.25		1.00
Fourth Quarter	0.80	0.30	0.05	0.05	0.031	0.01	1.00		1.00

Fiscal Year ended June 30, 2010
First Quarter	0.52	0.10	0.05	0.005	0.01	0.0015	1.00	*	1.00	*
Second Quarter	0.37	0.10	0.005	0.001	0.02	0.005	-		-
Third Quarter	0.40	0.26	0.001	0.0005	0.10	0.031	-		-
Fourth Quarter	0.40	0.22	0.0005	0.0005	0.031	0.01	-		-

Fiscal Year ending June 30, 2011
First Quarter	0.43	0.17	0.001	0.0005	0.02	0.02	-		-

 * Our Series A units ceased trading and were cancelled on August 7, 2009.

As of November 16, 2010, there were approximately 71 holders of record of our common stock, 8 holders of record of our Class W warrants, 7 holders of record of our Class Z warrants, and 69 holders of record of our Class Y warrants.

Dividend Policy

We have not paid any dividends on our common stock to date and do not anticipate paying any dividends in the foreseeable future. We intend to retain future earnings, if any, in the operation and expansion of our business. Any future determination to pay cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant. Investors should not purchase our common stock with the expectation of receiving cash dividends.

The amended and restated securities purchase agreement between our company, the selling stockholders and other investors listed on the Schedule of Buyers attached thereto, dated August 31, 2010 (or Amended Purchase Agreement), provides that, as long as any notes issued under the Amended Purchase Agreement are outstanding, we cannot declare or pay any cash dividend or distribution on our common stock without prior express written consent of the holders of such notes representing not less than a majority of the aggregate principal amount of the then outstanding notes.

Investors should not purchase our common stock with the expectation of receiving cash dividends.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth certain information as of the end of the most recently completed fiscal year with respect to compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.

	Number of Securities	Weighted Average
	to be Issued Upon	Exercise Price of	Number of
	Exercise of Outstanding	Outstanding	Securities
	Options, Warrants	Options, Warrants	Remaining Available
Plan Category	and Rights	and Rights	for Future Issuance

Equity compensation plans approved by security holders	2,882,128	1.16	1,032,872
Equity compensation plans not approved by security holders	-	-	-

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. The following discussion should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Going Concern

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  Our ability to continue as a going concern is predicated upon, among other things, generating positive cash flows from operations, curing the default on the production advance payable, and the resolution of various contingencies.  In their report on our audited financial statements for the year ended June 30, 2010, our independent registered public accounting firm included an explanatory paragraph regarding concerns about our ability to continue as a going concern.  Our financial statements contain additional note disclosure describing the circumstances that lead to this disclosure by our independent registered public accounting firm.

Overview

We are an independent developer and publisher of interactive entertainment software. We utilize our network of independent studios and developers to create videogames for all popular videogame systems, including:

•	home videogame consoles such as Microsoft Xbox 360, Nintendo Wii, Sony PlayStation 3 and Sony PlayStation 2;

•	handheld platforms such as Nintendo DS, Nintendo DSi, Sony PSP, Sony PSPgo, and Apple iPhone; and

•	personal computers.

Our portfolio of games extends across a variety of consumer demographics, ranging from adults to children and hard-core game enthusiasts to casual gamers.

We are an “indie” videogame developer and publisher working with independent software developers and videogame studios to create our videogames. We have cultivated relationships globally with independent developers and studios that provide us with innovative and compelling videogame concepts.

Our strategy is to establish a portfolio of successful proprietary content for the major videogame systems, and to capitalize on the growth of the interactive entertainment market. We currently work exclusively with independent software developers and videogame studios to develop our videogames. This strategy enables us to source and create highly innovative videogames while avoiding the high fixed costs and risk of having a large internal development studio. Through outsourcing, we are also able to access videogame concepts and content from emerging studios globally, providing us with significant new product opportunities with limited initial financial outlay.

Sources of Revenue

Revenue is primarily derived from the sale of software titles developed on our behalf by third parties and other content partnerships. Our unique business model of sourcing and developing creative product allows us to better manage our fixed costs relative to industry peers.

Our operating margins are dependent in part upon our ability to continually release new products that perform according to our budgets and forecasts, and manage our product development costs. Our product development costs include license acquisition, videogame development, and third party royalties. Agreements with third party developers generally give us exclusive publishing and marketing rights and require us to make advance royalty payments, pay royalties based on product sales and satisfy other conditions.

Fiscal Year 2010 Releases

We released the following videogames in fiscal year 2010:

Title	Platform	Date Released
EU Rome Gold	PC	7/7/2009
East India Company	PC	7/9/2009
Brave: A Warrior’s Tale	X360, Wii	8/1/2009
Hearts of Iron 3	PC	8/3/2009
Raven Squad: Hidden Dagger	X360, PC	8/21/2009
Section 8	X360, PC	8/26/2009
Trine	PC	9/4/2009
Majesty 2: The Fantasy Kingdom	PC	9/16/2009
Supreme Ruler 2020	PC	9/17/2009
Horrid Henry	NDS, Wii, PC	10/30/09
My Baby First Steps	NDS, Wii	11/3/09
Fallen Earth	PC	11/22/09
Fast Food Panic	NDS	12/18/09
Schrodinger’s Rat	iPhone	12/23/09
Blood Bowl	X360, PC	1/26/10
Hotel Giant 2	PC	1/26/10
Crime Scene	NDS	2/16/10
Risen	X360	2/23/10
Prison Break	PS3, X360, PC	3/20/10
DJ Star (1)	NDS	3/26/10
Sushi Go Round	Wii, NDS	3/30/10
Elite Forces: Unit 77 (2)	NDS	4/19/10
Dementium II	NDS	5/4/10
3D Dot Game Heroes	PS3	5/14/10
Let’s Play: Ballerina	Wii, NDS	6/8/10
Let’s Play: Garden	Wii, NDS	6/8/10
Let’s Play: Flight Attendant	Wii, NDS	6/8/10
Secret Files: Tunguska	Wii, NDS	6/29/10
TNA Impact! Cross the Line	NDS, PSP	6/29/10

(1)	DJ Star initially released by Deep Silver on November 10, 2009. Released by SouthPeak Interactive on March 26, 2010.
(2)	Elite Forces: Unit 77 initially released by Deep Silver on April 28, 2009. Released by SouthPeak Interactive on April 19, 2010.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Estimates were based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates under different assumptions or conditions.

We have identified the policies below as critical to our business operations and the understanding of our financial results. The impact and any associated risks related to these policies on our business operations are discussed throughout management’s discussion and analysis of financial condition and results of operations where such policies affect our reported and expected financial results.

Allowances for Returns, Price Protection and Other Allowances.   We accept returns from, and grant price concessions to, our customers under certain conditions. Following reductions in the price of our videogames, we grant price concessions to permit customers to take credits against amounts they owe us with respect to videogames unsold by them. Our customers must satisfy certain conditions to entitle them to return videogames or receive price concessions, including compliance with applicable payment terms and confirmation of field inventory levels and sell-through rates.

We make estimates of future videogame returns and price concessions related to current period revenue. We estimate the amount of future returns and price concessions for published titles based upon, among other factors, historical experience and performance of the titles in similar genres, historical performance of the videogame system, customer inventory levels, analysis of sell-through rates, sales force and retail customer feedback, industry pricing, market conditions and changes in demand and acceptance of our videogame by consumers.

Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price concessions in any accounting period. We believe we can make reliable estimates of returns and price concessions. However, actual results may differ from initial estimates as a result of changes in circumstances, market conditions and assumptions. Adjustments to estimates are recorded in the period in which they become known.

Inventories. Inventories are stated at the lower of average cost or market. Management regularly reviews inventory quantities on hand and in the retail channel and records a provision for excess or obsolete inventory based on the future expected demand for our games. Significant changes in demand for our games would impact management’s estimates in establishing the inventory provision.

Advances on Royalties. We utilize independent software developers to develop our videogames and make payments to the developers based upon certain contract milestones. We enter into contracts with the developers once the videogame design has been approved by the videogame system manufacturers and is technologically feasible. Accordingly, we capitalize such payments to the developers during development of the videogames. These payments are considered non-refundable royalty advances and are applied against the royalty obligations owed to the developer from future sales of the videogame. Any pre-release milestone payments that are not prepayments against future royalties are expensed to “cost of goods sold - royalties” in the period when the game is released. Capitalized royalty costs for those videogames that are cancelled or abandoned are charged to “cost of goods sold - royalties” in the period of cancellation.

Beginning upon the related videogame’s release, capitalized royalty costs are amortized to “cost of goods sold – royalties,” based on the ratio of current revenues to total projected revenues for the specific videogame, generally resulting in an amortization period of twelve months or less.

We evaluate the future recoverability of capitalized royalty costs on a quarterly basis. For videogames that have been released in prior periods, the primary evaluation criterion is actual title performance. For videogames that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific videogame to which the royalties relate. Criteria used to evaluate expected game performance include: historical performance of comparable videogames developed with comparable technology; orders for the videogame prior to its release; and, for any videogame sequel, estimated performance based on the performance of the videogame on which the sequel is based.

Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized royalty costs. In evaluating the recoverability of capitalized royalty costs, the assessment of expected videogame performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual videogame sales are less than, and/or revised forecasted or actual costs are greater than, the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Intellectual Property Licenses. Intellectual property license costs consist of fees paid by us to license the use of trademarks, copyrights, and software used in the development of videogames. Depending on the agreement, we may use acquired intellectual property in multiple videogames over multiple years or for a single videogame. When no significant performance remains with the licensor upon execution of the license agreement, we record an asset and a liability at the contractual amount. We believe that the contractual amount represents the fair value of the liability. When significant performance remains with the licensor, we record the payments as an asset when paid to the licensee and as a liability upon achievement of certain contractual milestones rather than upon execution of the agreement. We classify these obligations as current liabilities to the extent they are contractually due within the next 12 months. Capitalized intellectual property license costs for those videogames that are cancelled or abandoned are charged to “cost of goods sold - intellectual property licenses” in the period of cancellation.

 Beginning upon the related video game's release, capitalized intellectual property license costs are amortized to “cost of sales - intellectual property licenses” based on the greater of: (1) the ratio of current revenues for the specific videogame to total projected revenues for all videogames in which the licensed property will be utilized or (2) the straight-line amortization based on the useful lives of the asset. As intellectual property license contracts may extend for multiple years, the amortization of capitalized intellectual property license costs relating to such contracts may extend beyond one year.

We evaluate the future recoverability of capitalized intellectual property license costs on a quarterly basis. For videogames that have been released in prior periods, the primary evaluation criterion is actual title performance. For videogames that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific videogames to which the costs relate or in which the licensed trademark or copyright is to be used. Criteria used to evaluate expected game performance include: historical performance of comparable videogames developed with comparable technology; orders for the game prior to its release; and, for any videogame sequel, estimated performance based on the performance of the videogame on which the sequel is based. Further, as intellectual property licenses may extend for multiple videogames over multiple years, we also assess the recoverability of capitalized intellectual property license costs based on certain qualitative factors, such as the success of other products and/or entertainment vehicles utilizing the intellectual property and the holder’s right to continued promotion and exploitation of the intellectual property.

Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized intellectual property license costs. In evaluating the recoverability of capitalized intellectual property license costs, the assessment of expected game performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual videogame sales are less than, and/or revised forecasted or actual costs are greater than, the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Revenue Recognition. We recognize revenues from the sale of our video games upon the transfer of title and risk of loss to the customer. We recognize revenues for software titles when (1) there is persuasive evidence that an arrangement with the customer exists, which is generally a purchase order, (2) the product is delivered, (3) the selling price is fixed or determinable and (4) collection of the customer receivable is deemed probable. Our payment arrangements with customers typically provide for net 30 and 60 day terms. Advances received for licensing and exclusivity arrangements are reported on the consolidated balance sheets as deferred revenues until we meet our performance obligations, at which point the revenues are recognized. Revenue is recognized after deducting estimated reserves for returns, price protection and other allowances. In circumstances when we do not have a reliable basis to estimate returns and price protection or we are unable to determine that collection of a receivable is probable, we defer the revenue until such time as we can reliably estimate any related returns and allowances and determine that collection of the receivable is probable.

Some of our video games provide limited online features at no additional cost to the consumer. Generally, we consider such features to be incidental to the overall product offering and an inconsequential deliverable. Accordingly, we recognize revenue related to video games containing these limited online features upon the transfer of title and risk of loss to our customer. In instances where online features or additional functionality arc considered a substantive deliverable in addition to the video game, we take this into account when applying our revenue recognition policy. This evaluation is performed for each video game together with any online transactions, such as electronic downloads or video game add-ons when it is released. When we determine that a video game contains online functionality that constitutes a more-than-inconsequential separate service deliverable in addition to the video game, principally because of its importance to game play, we consider that our performance obligations for this game extend beyond the delivery of the game. Fair value does not exist for the online functionality, as we do not separately charge for this component of the video game. As a result, we recognize all of the revenue from the sale of the game upon the delivery of the remaining online functionality. In addition, we defer the costs of sales for this game and recognize the costs upon delivery of the remaining online functionality.

 With respect to online transactions, such as electronic downloads of games or add-ons that do not include a more-than-inconsequential separate service deliverable, revenue is recognized when the fee is paid by the online customer to purchase online content and we are notified by the online retailer that the product has been downloaded. In addition, persuasive evidence of an arrangement must exist, collection of the related receivable must be probable and the fee must be fixed and determinable.

We have an arrangement pursuant to which we distribute videogames co-published with another company for a fee based on the gross sales of the videogames.  Under the arrangement, we bear the inventory risk as we purchase and take title to the inventory, warehouses the inventory in advance of orders, prices and ships the inventory and invoices its customers for videogame shipments.  Also under the arrangement, we bear the credit risk as the supplier does not guarantee returns for unsold videogames and we are not reimbursed by the supplier in the event of non-collection. We record the gross amount of revenue under the arrangement as we are not acting as an agent for the principal in the arrangement as defined by Accounting Standard Codification (or ASC) Topic 605.

Third-party licensees in Europe distribute Gamecock’s video games under license agreements with Gamecock. The licensees paid certain minimum, non-refundable, guaranteed royalties when entering into the licensing agreements. Upon receipt of the advances, we defer their recognition and recognize the revenues in subsequent periods as these advances are earned by us. As the licensees pay additional royalties above and beyond those initially advanced, we recognize these additional royalties as revenues when earned.

With respect to license agreements that provide customers the right to make multiple copies in exchange for guaranteed amounts, revenue is recognized upon delivery of a master copy. Per copy royalties on sales that exceed the guarantee are recognized as earned. In addition, persuasive evidence of an arrangement must exist, collection of the related receivable must be probable, and the fee must be fixed and determinable.

Stock-Based Compensation. We account for stock-based compensation in accordance with ASC Topic 718, Compensation – Stock Compensation. ASC 718 requires companies to estimate the fair value of share-based payment awards on the measurement date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the consolidated statements of operations.

Stock-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest and has been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

We account for equity instruments issued to non-employees in accordance with ASC Topic 505, Equity, Subtopic 50, Equity-Based Payments to Non-Employees.

We estimate the value of employee, non-employee director and non-employee stock options on the date of grant using the Black-Scholes option pricing model. Our determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

Amortizable Intangible Assets. Intangible assets subject to amortization are carried at cost less accumulated amortization. Amortizable intangible assets consist of game sequels, non-compete agreements and distribution agreements. Intangible assets subject to amortization are amortized over the estimated useful life in proportion to the pattern in which the economic benefits are consumed, which for some intangibles assets are approximated by using the straight-line method. Long-lived assets including amortizable intangible assets are reviewed for impairment in accordance with ASC Topic 360, Property, Plant, and Equipment, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and amortizable intangible assets is based on the amount by which the carrying value exceeds the fair value of the asset.

 Business Combinations. We estimate the fair value of assets acquired, and liabilities assumed in a business combination. Our assessment of the estimated fair value of each of these can have a material effect on our reported results as intangible assets are amortized over various lives. Furthermore, a change in the estimated fair value of an asset or liability often has a direct impact on the amount to recognize as goodwill, an asset that is not amortized. Often determining the fair value of these assets and liabilities assumed requires an assessment of expected use of the asset, the expected future cash flows related to the asset, and the expected cost to extinguish the liability. Such estimates are inherently difficult and subjective and can have a material impact on our consolidated financial statements.

Assessment of Impairment of Goodwill. ASC Topic 350, Intangibles – Goodwill and Other, Subtopic 20, Goodwill , (“ASC 350-20”) requires a two-step approach to testing goodwill for impairment. ASC 350-20 requires that the impairment test be performed at least annually by applying a fair-value-based test. The first step measures for impairment by applying fair-value-based tests. The second step (if necessary) measures the amount of impairment by applying fair-value-based tests to the individual assets and liabilities.

To determine the fair values of the reporting units used in the first step, we use a combination of the market approach, which utilizes comparable companies’ data and/or the income approach, or discounted cash flows. Each step requires us to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on our weighted average cost of capital, future economic and market conditions and determination of appropriate market comparables. These estimates and assumptions have to be made for each reporting unit evaluated for impairment. Our estimates for market growth, our market share and costs are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying business. Our business consists of publishing and distributing interactive entertainment software and content using both established and emerging intellectual properties and our forecasts for emerging intellectual properties are based upon internal estimates and external sources rather than historical information and have an inherently higher risk of accuracy. If future forecasts are revised, they may indicate or require future impairment charges. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Change in Fair Value of Warrant Liability, We are required to classify the fair value of certain warrants issued as a liability, with subsequent changes in fair value to be recorded as income (loss) on change in fair value of warrant liability. The fair value of the warrants is determined using the Black-Scholes option pricing model and is affected by changes in inputs to that model including our stock price, expected stock price volatility, the contractual term, and the risk-free interest rate. Our estimate of the expected volatility is based on historical volatility. The expected term of the warrants is based on the time to expiration of the warrants from the date of measurement. Risk-free interest rates are derived from the yield on U.S. Treasury debt securities. We will continue to classify the fair value of the warrants as a liability until the warrants are exercised, expire or are amended in a way that would no longer require these warrants to be classified as a liability.

Costs of Goods Sold and Operating Expenses

Cost of Goods Sold. Cost of goods sold consists of royalty payments to third party developers, license fees to videogame manufacturers, intellectual property costs for items such as trademarked characters and game engines, manufacturing costs of the videogame discs, cartridges or similar media and the write-off of acquired game sequel titles. Videogame system manufacturers approve and manufacture each videogame for their videogame system. They charge their license fee for each videogame based on the expected retail sales price of the videogame. Such license fee is paid by us based on the number of videogames manufactured. Should some of the videogames ultimately not be sold, or the sales price to the retailer be reduced by us through price protection, no adjustment is made by the videogame system manufacturer in the license fee originally charged. Therefore, because of the terms of these license fees, we may have an increase in the cost of goods as a percent of net revenue should we fail to sell a number of copies of a videogame for which a license has been paid, or if the price to the retailer is reduced.

We utilize third parties to develop our videogames on a royalty payment basis. We enter into contracts with third party developers once the videogame design has been approved by the videogame system manufacturer and is technologically feasible. Specifically, payments to third party developers are made when certain contract milestones are reached, and these payments are capitalized. These payments are considered non-refundable royalty advances and are applied against the royalty obligations owing to the third party developer from the sales of the videogame. To the extent these prepaid royalties are sales performance related, the royalties are expensed against projected sales revenue at the time a videogame is released and charged to costs of goods sold. Any pre-release milestone payments that are not prepayments against future royalties are expensed when a videogame is released and then charged to costs of goods sold. Capitalized costs for videogames that are cancelled or abandoned prior to product release are charged to “cost of goods sold - royalties” in the period of cancellation.

Warehousing and Distribution Expenses. Our warehousing and distribution expenses primarily consist of costs associated with warehousing, order fulfillment, and shipping. Because we use third-party warehousing and order fulfillment companies in the United States and in Europe, the expansion of our product offerings and escalating sales will increase our expenditures for warehousing and distribution in proportion to our increased sales.

Sales and Marketing Expenses. Sales and marketing expenses consist of advertising, marketing and promotion expenses, and commissions to external sales representatives. As the number of newly published videogames increases, advertising, marketing and promotion expenses are expected to rise accordingly. We recognize advertising, marketing and promotion expenses as incurred, except for production costs associated with media advertising, which are deferred and charged to expense when the related ad is run for the first time. We also engage in cooperative marketing with some of our retail channel partners. We accrue marketing and sales incentive costs when revenue is recognized and such amounts are included in sales and marketing expense when an identifiable benefit to us can be reasonably estimated; otherwise, the incentives are recognized as a reduction to net revenues. Such marketing is offered to our retail channel partners based on a single sales transaction, as a credit on their accounts receivable balance, and would include items such as contributing to newspaper circular ads and in store banners and displays.

General and Administrative Expenses. General and administrative expenses primarily represent personnel-related costs, including corporate executive and support staff, general office expenses, consulting and professional fees, and various other expenses. Personnel-related costs represent the largest component of general and administrative expenses. We expect that our personnel costs will increase as the business continues to grow. We expect to incur additional increased costs for personnel and consultants as a result of becoming a publicly traded company which requires compliance and adherence to new regulations for corporate governance and accounting. Depreciation expense also is included in general and administrative expenses.

Interest and Financing Costs. Interest and financing costs are attributable to our line of credit and financing arrangements that are used to fund development of videogames with third parties, which often takes 12-24 months. Additionally, such costs are used to finance the accounts receivables prior to payment by customers.

Consolidated Results of Operations

The following table sets forth our results of operations expressed as a percentage of net revenues for the three months ended September 30, 2010 and 2009:

	For the three months ended September 30,
	2010	2009

Net revenues	100.0%	100.0%

Cost of goods sold:
Product costs	53.2%	21.3%
Royalties, net	(4.7)%	29.9%
Intellectual property licenses	6.7%	0.7%
Total cost of goods sold	55.2%	51.9%

Gross profit	44.8%	48.1%

Operating expenses:
Warehousing and distribution	4.6%	1.7%
Sales and marketing	62.6%	21.9%
General and administrative	135.0%	18.6%
Gain on settlement of trade payables	(40.9)%	-%
Total operating expenses	161.3%	42.2%

(Loss) income from operations	(116.5)%	5.9%

Other expenses (income):
Change in fair value of warrant liability	(106.9)%	-%
Interest and financing costs, net	74.3%	1.8%

Net (loss) income	(83.9)%	4.1%

Comparison of the Three Months Ended September 30, 2010 and 2009

Net Revenues. Net revenues for the three months ended September 30, 2010 were $1,431,859, a decrease of $15,277,790, or 91%, from net revenues of $16,709,649 for the three months ended September 30, 2009. The decrease in net revenues was primarily driven by releasing a decreased number of titles. For the three months ended September 30, 2010, the number of videogame units sold decreased to approximately 135,000, a decrease of 602,000 units from the units sold in the comparable period in 2009. During the three months ended September 30, 2009, we released ten new titles versus no new titles during the current period due to the delay of certain launch dates of upcoming releases. Additionally, due to the litigation with Nobilis, we were unable to manufacture or ship any of the My Baby brand products during the three months ended September 30, 2010. This decrease in new titles in addition to being unable to ship My Baby brand products directly impacted the amount of units shipped. Average net revenue per videogame unit sold decreased 53%, from $22.67 to $10.61 for the three months ended September 30, 2009 and 2010, respectively. This average decrease in price is mainly due to selling older units during the three months ended September 30, 2010, which are discounted and have a lower price point, versus the sales of new release titles in the comparable period in 2009.

Cost of Goods Sold. Cost of goods sold for the three months ended September 30, 2010 decreased to $790,067, down $7,876,950, or 91%, from $8,667,017 for the comparable period in 2009. Product costs for the three months ended September 30, 2010 decreased $2,785,404, or 79%, from the comparable period in 2009. This decrease was primarily driven by the decrease in units shipped from the prior period. For the three months ended September 30, 2010, the number of videogame units sold decreased to approximately 135,000, a decrease of approximately 602,000 units from the units sold in the prior period. For the three months ended September 30, 2010, we incurred negative royalty expense of $67,108 compared to royalty expense of $5,000,671 for the three months ended September 30, 2009. This $5,067,779, or 101%, decrease from the comparable period in 2009 was primarily attributed to sales discounts passed on to a distribution partner that reduced our accrued royalty liability. Due to the significant decrease in new titles released and net revenues, there was not enough royalty expense to offset the reduction in liability.

Gross Profit. For the three months ended September 30, 2010 and 2009, gross profit decreased by $7,400,840, or 92%, to $641,792 from $8,042,632. Gross profit margin decreased to approximately 45% for the three months ended September 30, 2010 from 48% in the same period in 2009. The decrease in gross profit is attributable to the lack of new release titles, which sell at a higher price point, in the three months ended September 30, 2010, as compared to the comparable period in 2009.

Warehousing and Distribution Expenses. For the three months ended September 30, 2010 and 2009, warehousing and distribution expenses were $66,089 and $286,511, respectively, resulting in a decrease of 77%. This decrease is due primarily to a decrease in units shipped and units currently being held at our third party warehouse when compared to the same period in 2009.

Sales and Marketing Expenses. For the three months ended September 30, 2010, sales and marketing expenses decreased 75% to $896,671 from $3,655,056 for the three months ended September 30, 2009. This decrease is primarily due to our cost reduction strategy as well as the decrease in the number of new titles released during the three months ended September 30, 2010 versus the comparable prior year period. Sales and marketing costs vary on a videogame by videogame basis depending on market conditions and consumer demand, and do not necessarily increase or decrease proportionate to sales volumes. Included in sales and marketing expenses for the three months ended September 30, 2010 and 2009 is a non-cash charge of $10,705 and $27,622, respectively, for stock options granted to vendors and other non-employees.

General and Administrative Expenses. For the three months ended September 30, 2010, general and administrative expenses decreased $1,182,453 to $1,932,315 from $3,114,768 for the comparable prior year period. Wages included in general and administrative expenses decreased from $962,547 for the three months ended September 30, 2009 to $716,569 for the three months ended September 30, 2010, a decrease of 26%. Professional fees decreased 88% from $1,277,847 for the three months ended September 30, 2009 to $153,055 for the three months ended September 30, 2010, as a result of legal and accounting fees related to litigation in the comparable period in 2009. Travel and entertainment expenses were $53,323 for the three months ended September 30, 2009, as compared to $101,077 for the three months ended September 30, 2010. General and administrative expenses as a percentage of net revenues increased, to approximately 135% for the three months ended September 30, 2010 from 19% for the same period in 2009. In addition, for the three months ended September 30, 2010, general and administrative expenses includes $142,897 for noncash compensation related to employee stock options and restricted stock granted, an increase of $14,323, or 11%, from the comparable period in 2009.

Gain on Settlement of Trade Payables. For the three months ended September 31, 2010, the gain on settlement of trade payables was $585,122, which was the result of negotiations with various unsecured creditors for the settlement and payment of trade payables at amounts less than the recorded liability.

Operating (Loss) Income. For the three months ended September 30, 2010, our operating loss was $1,668,161, an increase of $2,654,458, or 269%, over operating income of $986,297 for the same period in 2009.

Change in Fair Value of Warrant Liability. We are required to classify the fair value of certain warrants issued as a liability, with subsequent changes in fair value to be recorded as income (loss) on change in fair value of warrant liability. The fair value of the warrants is determined using the Black-Scholes option pricing model and is affected by changes in inputs to that model including our stock price, expected stock price volatility, the contractual term, and the risk-free interest rate. This revaluation resulted in a gain of $1,531,323, which the Company recorded to operations during the three months ended September 30, 2010.

Interest and Financing Costs, Net. For the three months ended September 30, 2010, interest and financing costs increased to $1,064,096 from $299,316 for the comparable prior year period due to an increase in average borrowings levels, amortization of debt issuance costs, and as a result of expense related to the production advance payable. Amortization of debt issuance costs related to the senior secured convertible notes for the three months ended September 30, 2010 totaled $66,092. The production advance payable is currently in default and is accruing production fees at $0.009 per unit (based upon 382,000 units) for each day after November 14, 2009, which amounted to approximately $279,000 for the three months ending September 30, 2010. The increase in interest and financing costs is also attributed to amortization of the debt discount associated with the Series A warrants that were issued with the senior secured convertible notes. Amortization of the debt discount totaled $361,562 for the three months ended September 30, 2010.

Net (Loss) Income. For the three months ended September 30, 2010, our net loss was $1,200,934 over net income of $686,981 for the same period in 2009.

The following table sets forth our results of operations expressed as a percentage of net revenues for fiscal years 2010 and 2009:

	For the years ended June 30,
	2010	2009

Net revenues	100.0%	100.0%

Cost of goods sold:
Product costs	38.9%	51.5%
Royalties	30.7%	20.4%
Write-off of acquired game sequel titles	-	2.4%
Intellectual property licenses	1.0%	1.0%
Total cost of goods sold	70.6%	75.3%

Gross profit	29.4%	24.7%

Operating expenses:
Warehousing and distribution	2.9%	2.7%
Sales and marketing	19.6%	24.9%
General and administrative	27.9%	20.6%
Restructuring costs	-	1.4%
Transaction costs	-	0.1%
Litigation costs	7.6%	-
Loss on settlement of registration rights penalty	0.3%	-
Gain on settlement of contingent purchase price obligation	(2.3)%	-
Gain on extinguishment of accrued litigation costs	(8.1)%	-
Gain on settlement of trade payables	(8.1)%	-
Total operating expenses	39.8%	49.6%

Loss from operations	(10.4)%	(25.0)%

Interest expense, net	4.0%	0.8%

Loss before taxes	(14.4)%	(25.8)%
Income tax expense	-	-
Net loss	(14.4)%	(25.8)%

Deemed dividend related to beneficial conversion feature on Series A convertible preferred stock	-	2.4%
Net loss attributable to common shareholders	(14.4)%	(28.2)%

Comparison of years ended June 30, 2010 and June 30, 2009

Net Revenues. Net revenues for fiscal year 2010 were $40,299,139, a decrease of $6,980,555, or 15%, from net revenues of $47,279,694 for fiscal year 2009. The decrease in net revenues was primarily driven by selling fewer units for next generation platforms, which have a higher Manufacturer Suggested Retail Price (or MSRP), in the year ending June 30, 2010 versus the prior period.  This decrease in revenues was slightly offset by releasing an increased number of titles. For fiscal year 2010, the number of videogame units sold increased to approximately 2,551,000, an increase of 133,000 units from the units sold in fiscal year 2009. Average net revenue per videogame unit sold decreased 19%, from $19.55 to $15.80 for fiscal years 2009 and 2010, respectively. This average decrease in price is mainly due to selling more handheld units, which have a lower MSRP, in fiscal year 2010 versus 2009.

Cost of Goods Sold. Cost of goods sold for fiscal year 2010 decreased to $28,449,866, down $7,179,002, or 20%, from $35,628,868 for fiscal year 2009. This decrease is primarily attributed to a $8,722,360, or 36%, decrease in product costs, which was primarily driven by the concentration on the My Baby brand.  The My Baby brand is produced only for the Nintendo DS and Wii platforms and costs less to build. The decrease in product costs was offset by a $2,728,552, or 28%, increase in royalty expense.  This increase was driven by the release of Section 8, Horrid Henry, and My Baby First Steps as well as the release of two of our co-publishing games, Risen and Prison Break.

Gross Profit. For fiscal years 2010 and 2009, gross profit increased to $11,849,273 from $11,650,826, or 2%, and gross profit margin increased to approximately 29% from 25%. The increase in gross profit is attributed to prior period write offs of acquired game sequels from the Gamecock Acquisition.

Warehousing and Distribution Expenses. For fiscal years 2010 and 2009, warehousing and distribution expenses were $1,149,338 and $1,254,947, respectively, resulting in a decrease of 8%. This decrease was due primarily to our direct shipment of video game units to stores and distribution centers rather than storing in inventory warehouses.

Sales and Marketing Expenses. For fiscal year 2010, sales and marketing expenses decreased 33% to $7,882,584 from $11,778,958 for fiscal year 2009. This decrease was primarily due to our cost reduction strategy. Sales and marketing costs vary on a videogame by videogame basis depending on market conditions and consumer demand, and do not necessarily increase or decrease proportionate to sales volumes. For fiscal year 2010, we incurred $565,279 in marketing costs that will benefit us in future periods. Included in sales and marketing expenses for fiscal year 2010 is a non-cash charge of $95,709 for stock options granted to a vendor.

General and Administrative Expenses. For fiscal year 2010, general and administrative expenses increased 16% to $11,251,764 from $9,720,488 for fiscal year 2009. Accounting fees included in general and administrative expenses increased 104% from $448,562 for the year ended June 30, 2009 to $914,532 for the year ended June 30, 2010 as a result of increased audit fees and Sarbanes-Oxley compliance consulting fees. Legal costs included in general and administrative expenses increased 127% from $881,215 for the year ended June 30, 2009 to $2,000,649 for the year ended June 30, 2010 as a result of increased litigation and costs associated with being a public company. Wages increased from $3,073,581 for the year ended June 30, 2009 to $3,771,354 for the year ended June 30, 2010, an increase of 23%. Travel and entertainment expenses were $428,817 for the year ended June 30, 2009, decreasing 25% to $321,607 for the year ended June 30, 2010. General and administrative expenses as a percentage of net revenues increased, to approximately 28% for the year ended June 30, 2010 from 21% for the same period in fiscal year 2009.  In addition, for the year ended June 30, 2010, general and administrative expenses includes $594,997 for noncash compensation related to employee stock options and restricted stock granted, a decrease of $54,322, or 8%, from the comparable period in 2009.

Restructuring and Transaction Costs. For fiscal year 2009, we incurred $639,210 in restructuring costs related to the Gamecock Acquisition. These primarily consist of salaries and severance for Gamecock employees who separated from service after the Gamecock Acquisition as part of restructuring Gamecock's operations and rent expense for the Gamecock office space that is no longer in use. For fiscal year 2009, we incurred $64,628 in costs related to the Gamecock Acquisition. These costs included professional fees to accounting firms, law firms and advisors and travel expenses related to the Gamecock Acquisition.

Litigation Costs. For the year ending June 30, 2010, litigation costs associated with the matter involving CDV Software Entertainment A.G. (or CDV) were $3,075,206. See “Business - Legal Proceedings.”

Loss on Settlement of Registration Rights Penalty.   For the year ending June 30, 2010, the loss on settlement of penalty was $111,497. This penalty arose from the registration rights agreement we maintained with the purchasers of our Series A convertible preferred stock. We settled this penalty by extending the term of the warrants issued to these purchasers.

Gain on Settlement of Contingent Purchase Price Obligation. For the year ended June 30, 2010, the gain on settlement of contingent purchase price obligation was $908,210. Pursuant to the terms of the purchase agreement for the Gamecock Acquisition, we were obligated to pay the seller under the agreement 7% of the future revenues from sales of certain Gamecock games, net of certain distribution fees and advances.  On March 3, 2010, we settled this contingent purchase price payment obligation in exchange for the issuance to such seller of 700,000 shares of common stock (which were valued at $245,000 based on the fair market value of our common stock on the settlement date) and the payment of $200,000 in cash.

Gain on Extinguishment of Accrued Litigation Costs. For the year ended June 30, 2010, the gain on litigation was $3,249,610, which was the result of our settlement of litigation.

Gain on Settlement of Trade Payables. For the year ending June 30, 2010, the gain on settlement of trade payables was $3,257,996, which was the result of negotiations with various unsecured creditors for the settlement and payment of trade payables at amounts less than the recorded liability.

Operating Loss. For fiscal year 2010, our operating loss was $4,205,300 as compared to operating loss of $11,807,405 for fiscal year 2009.

Interest and Financing Costs. For fiscal year 2010, interest and financing costs increased to $1,622,225 from $399,247 for fiscal year 2009 due to a to an increase in average borrowings levels and as a result of expense related to the production advance payable.  The production advance payable is currently in default and is accruing production fees at $0.009 per unit (based upon 382,000 units) for each day after November 14, 2009 (approximately $725,000 through June 30, 2010).

Net Loss. For fiscal year 2010, our net loss was $5,827,525, as compared to net loss of $12,206,652 for fiscal year 2009.

Quarterly Operating Results Not Meaningful

Our quarterly net revenues and operating results have varied widely in the past and can be expected to vary in the future, due to numerous factors, several of which are not under our control. These factors include the timing of our release of new titles, the popularity of both new titles and titles released in prior periods, changes in the mix of titles with varying gross margins, the timing of customer orders and fluctuations in consumer demand for gaming platforms. Accordingly, our management believes that quarter-to-quarter comparisons of our operating results are not meaningful.

Liquidity and Capital Resources

Our primary cash requirements have been to fund (i) the development, manufacturing and marketing of our videogames, (ii) working capital, and (iii) capital expenditures. Historically, we have met our capital needs, including working capital, capital expenditures and commitments, through our operating activities, our line of credit, through the sale of our equity securities, and, prior to the reverse acquisition, loans from related parties and our shareholders. Our cash and cash equivalents were $449,926 at September 30, 2010 and $92,893 at June 30, 2010.

Line of Credit. During fiscal year 2010, we maintained a line of credit with SunTrust that was scheduled to mature on November 30, 2010. At June 30, 2010, the outstanding line of credit balance was $3,830,055 and the remaining available under the line of credit amounted to $-0-. As of July 12, 2010, we repaid in full the entire outstanding balance owed to SunTrust through a new factoring line of credit.

Factoring Agreement. On July 12, 2010, we entered into a factoring agreement with Rosenthal & Rosenthal, Inc. (the “Factoring Agreement”). Under the Factoring Agreement, we agreed to sell receivables arising from sales of inventory to Rosenthal & Rosenthal. Under the terms of the Factoring Agreement, we are selling all of our receivables to Rosenthal & Rosenthal. For the approved receivables, Rosenthal & Rosenthal will assume the risk of collection. We have agreed to pay Rosenthal & Rosenthal a commission of .60% of the amount payable under all of our invoices to most of our customers against a minimum commission of $30,000 multiplied by the number of months in a contract period, with the first period being 12 months and the second 7 months. All payments received by Rosenthal & Rosenthal are payable to us after amounts due to Rosenthal & Rosenthal are satisfied. Under the Factoring Agreement, we have the right to borrow against payments due us at the rate of 65% of credit approved receivables. The borrowing rate against non-credit approved receivables is subject to negotiation. The interest rate on borrowings is equal to the greater of prime plus 1.5% per annum or 6.5% per annum. A $10,000,000 loan cap applies against our borrowings, which is subject to an increase of up to $3,000,000 if shareholders’ equity increases. The initial term of the Factoring Agreement ends on February 28, 2012. At September 30, 2010, $1,940,268 was due to Rosenthal & Rosenthal under the Factoring Agreement.

Accounts Receivable. Generally, we have been able to collect our accounts receivable in the ordinary course of business. We do not hold any collateral to secure payment from customers. We are subject to credit risks, particularly if any of our accounts receivable represent a limited number of customers. If we are unable to collect our accounts receivable as they become due, it could adversely affect our liquidity and working capital position.

At September 30, 2010 and June 30, 2010, amounts due from our three largest customers comprised approximately 30% and 54% of our gross accounts receivable balance, respectively. We believe that the receivable balances from these largest customers do not represent a significant credit risk based on past collection experience, although we actively monitor each customer’s credit worthiness and economic conditions that may impact our customers’ business and access to capital. We continue to monitor the lagging economy, the global contraction of credit markets and other factors as they relate to our customers in order to manage the risk of uncollectible accounts receivable.

Senior Secured Convertible Notes. On July 16, 2010, we entered into a Securities Purchase Agreement with CNH Diversified Opportunities Master Account, L.P., CNH CA Master Account, L.P., AQR Diversified Arbitrage Fund and Terry Phillips, our chairman, for the sale of $5,500,000 of senior secured convertible notes (the “Initial Notes”) and related warrants. Mr. Phillips’ Initial Note was issued in exchange for a junior secured convertible note originally issued to him on April 30, 2010. We received $5,000,000 in cash for $5,000,000 of the senior secured convertible notes and exchanged a $500,000 prior junior secured convertible note for $500,000 of the senior secured convertible notes.

On August 31, 2010, we entered into an Amended and Restated Securities Purchase Agreement, pursuant to which we sold an aggregate of $2,000,000 of a new series of senior secured convertible promissory notes (the “Additional Notes”) to AQR Opportunistic Premium Offshore Fund, L.P., Advanced Series Trust, solely on behalf of the AST Academic Strategies Asset Allocation Portfolio, and Terry Phillips, our chairman. We received $2,000,000 in cash for $2,000,000 of the Additional Notes, of which $200,000 was paid by Mr. Phillips.

Purchase Order Assignment Agreement. On September 20, 2010, we entered into a master purchase order assignment agreement (the “Purchase Order Assignment Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”). Under the terms of the Purchase Order Assignment Agreement, we may request that Wells Fargo accept the assignment of customer purchase orders and request that Wells Fargo purchase the required materials to fulfill such purchase orders. If accepted, Wells Fargo, in turn, will retain us to manufacture, process, and ship the ordered goods. Wells Fargo’s aggregate outstanding funding under the agreement shall not exceed $2,000,000. Upon receipt of customer payments by Wells Fargo, we will be paid a fee for its services, with such fee calculated pursuant to the terms of the agreement. Also from such customer payments, Wells Fargo shall be entitled to receive the following: (1) a transaction initiation and set-up fee equal to 1.5% of the aggregate amount outstanding on all amounts (including letters of credit) advanced by Wells Fargo; (2) a daily maintenance fee equal to 0.05% of all amounts (including letters of credit) advanced by Wells Fargo which remain outstanding for more than 30 days; and (3) a product advance fee equal to (a) the prime rate plus 2%, divided by 360, multiplied by (b) (i) the aggregate amount outstanding on all amounts (including letters of credit) advanced by Wells Fargo on account of purchases of products or other advances made in connection with a customer purchase order, multiplied (ii) by the number of days from the earlier of (A) the date on which any such letter of credit or purchase order or financial accommodation is negotiated into cash, or (B) the date funds are advanced by other than issuing a letter of credit or purchase order. A security agreement secures the advances made to us under the Purchase Order Assignment Agreement.

Although there can be no assurance, we believe our current cash and cash equivalents and projected cash flow from operations, along with availability under our factoring line and Wells Fargo agreement, will provide us with sufficient liquidity to satisfy our cash requirements for working capital, capital expenditures and commitments through at least the next 12 months. In addition, if we were unable to fully fund our cash requirements through current cash and cash equivalents and projected cash flow from operations, we would need to obtain additional financing through a combination of equity and debt financings. If any such activities become necessary, there can be no assurance that we would be successful in obtaining additional financing, particularly in light of the general economic downturn. In their report on our audited financial statements for the year ended June 30, 2010, our independent registered public accounting firm included an explanatory paragraph regarding concerns about our ability to continue as a going concern. See "Note 1. Summary of Significant Accounting Policies- Going Concern" to our condensed consolidated financial statements included elsewhere in this report for additional information.

Cash Flows. We expect that we will make expenditures relating to advances on royalties to third-party developers to which we have made commitments to fund. Cash flows from operations are affected by our ability to release successful titles. Though many of these titles have substantial royalty advances and marketing expenditures, once a title recovers these costs, incremental net revenues typically will directly and positively impact cash flows.

During the three months ended September 30, 2010, we had net cash used in operating activities of $1,319,946, and during the three months ended September 30, 2009, we had net cash used in operating activities $2,221,544.

During the three months ended September 30, 2010, investing activities resulted in net cash used of $16,737 and during the three months ended September 30, 2009, investing activities resulted in net cash provided of $391,183. The cash provided was a result of the release of restricted cash during the three months ended September 30, 2010.

During the three months ended September 30, 2010, financing activities resulted in net cash provided of $1,969,094 and during the three months ended September 30, 2009, financing activities resulted in net cash provided of $1,406,774.

International Operations. Net revenue earned outside of North America is principally generated by our operations in Europe, Australia and Asia. For the three months ended September 30, 2010 and 2009, approximately 12% and 28%, respectively, of our net revenue was earned outside of the U.S. We are subject to risks inherent in foreign trade, including increased credit risks, tariffs and duties, fluctuations in foreign currency exchange rates, shipping delays and international political, regulatory and economic developments, all of which can have a significant impact on our operating results.

BUSINESS

Overview

We are an independent developer and publisher of interactive entertainment software. We utilize our network of independent studios and developers to create videogames for all popular videogame systems, including:

•	home videogame consoles such as Microsoft Xbox 360, Nintendo Wii, Sony PlayStation 3 and Sony PlayStation 2;

•	handheld platforms such as Nintendo DS, Nintendo DSi, Sony PSP, Sony PSPgo, and Apple iPhone; and

•	personal computers.

Our portfolio of games extends across a variety of consumer demographics, ranging from adults to children and hard-core game enthusiasts to casual gamers.

We are an “indie” videogame developer and publisher working with independent software developers and videogame studios to create our videogames. We have cultivated relationships globally with independent developers and studios that provide us with innovative and compelling videogame concepts.

For the three months ended September 30, 2010 and 2009, we reported net revenues of approximately $1.4 million and $16.7 million, respectively, and a net loss of approximately $1.2 million and net income of $0.7 million, respectively. The decrease in revenue was primarily attributable to a decreased number of game titles released. We have generated net revenues of approximately $40.2 million, $47.3 million and $40.3 million for the fiscal years ended June 30, 2008, 2009, and 2010, respectively. In fiscal years 2010 and 2009, however, we incurred net losses primarily as a result of litigation costs, interest associated with the production advance payable, write offs for sequels we acquired but have chosen not to pursue, increased sales and marketing expenses and other expenses associated with the Gamecock Acquisition in October 2008. Despite our net losses incurred in the first quarter of fiscal 2011 and in fiscal years 2010 and 2009, management expects its growth strategy will drive performance above industry averages for 2011 and beyond. We plan to leverage our business model and the expanding universe of independent developers and studios to accelerate investment in new and creative videogames in order to serve a rapidly expanding base of global consumers.

We incorporated in Delaware on August 10, 2005, under the name Global Services Partners Acquisition Corp., to serve as a vehicle to effect an acquisition, through a merger, capital stock exchange, asset acquisition or other similar business combination with a then-unidentified operating business. On May 12, 2008, we acquired all of the outstanding membership interests of SouthPeak Interactive L.L.C., or SouthPeak, pursuant to a Membership Interest Purchase Agreement. SouthPeak was originally formed in 1996 as an independent business unit of SAS Institute, Inc. We refer to the reverse acquisition of SouthPeak herein as the “SouthPeak Acquisition.” We are headquartered in Midlothian, Virginia, and have offices in Grapevine, Texas and Leichester, England.

Our Industry

We operate in a growing industry with highly favorable industry dynamics. 2007 marked a year of transition and growth in videogame sales based on the introduction of the next generation of videogame systems in 2005 and 2006.  Particularly, the introduction of Microsoft’s Xbox 360, Sony PlayStation 3 and Nintendo’s Wii systems are driving demand for new videogames with increasing sophistication and graphics, given the enhanced functionality of the systems, including high-definition capability and the ability to access the Internet. New handheld devices, such as Nintendo DS and DSi, and Sony PSP, are also expanding the market for new content.

Expanding gamer demographics have also driven demand for interactive entertainment software in recent years, with videogames becoming a mainstream entertainment choice for a maturing, sophisticated audience. According to the Entertainment Software Association, for the period 2005 to 2009, the U.S. computer and videogame software sales grew 10.6% while the entire U.S. economy grew at a rate of less than two percent. At least half of all Americans claim to play PC or console videogames, with an estimated 65% of heads of households playing games. The average game player is 34 years old and has been playing for nearly 12 years. The “Global Entertainment and Media Outlook: 2008-2012 ” published by PricewaterhouseCoopers' Global Entertainment and Media Practice estimates that the videogame industry is expected to grow from $48.3 billion in global sales in 2008 to $68.3 billion in 2012, a compounded annual growth rate of approximately 10.3%. The largest category is console games, which is expected to grow from $27.8 billion in 2008 to $34.7 billion in 2012, a compounded annual growth rate of approximately 6.9%.

Our Strategy

Our strategy is to establish a portfolio of successful proprietary content for the major videogame systems, and to capitalize on the growth of the interactive entertainment market. We currently work exclusively with independent software developers and videogame studios to develop our videogames. This strategy enables us to source and create highly innovative videogames while avoiding the high fixed costs and risk of having a large internal development studio. Through outsourcing, we are also able to access videogame concepts and content from emerging studios globally, providing us with significant new product opportunities with reduced initial financial outlay, compared to internally developed videogames.

Our approach is to identify and secure new videogames and intellectual property rights that focus on delivering profitable, high-quality videogames developed by talented and reputable professionals. We approach each videogame concept with a disciplined focus on delivering high contribution margin based on the anticipated market opportunity.

We continue to strengthen our reputation as an “indie” videogame publisher and attract additional independent developers and studios to develop videogames for us. We are a unique channel for independent developers and studios to bring their videogames to market and allow them the creative freedom to maximize the gaming experience. We provide our developers substantial latitude in the creative process, which has historically resulted in more innovative products. We work collaboratively with these developers to evaluate emerging trends and original videogame concepts in an effort to identify new and unique products that meet continuously evolving consumer trends.

Our growth strategy is designed to capitalize on our fundamental business strengths and growth characteristics of the videogame industry. We experienced a 15% decrease in net revenue from fiscal year 2009 due to the shift of release dates for significant titles but we believe our business model can renew a very high growth rate in the future.  Elements of this growth strategy include:

•	focusing on the most current and popular videogame systems;

•	developing innovative and compelling content;

•	developing sequels to successful titles;

•	pursuing digital content opportunities; and

•	expanding our international business.

Our Strengths

Strong relationships with all of the major videogame retailers and expertise in understanding consumer demand

Our management team has significant experience in selling and marketing videogame products to consumers through mass-market and specialty retailers. Our management team understands customers’ needs, price points and shifting tastes, allowing us to capitalize by developing videogames in specialized niches and genres. Our management team has long-standing relationships with all of the videogame retailers and distributors and has valuable insight into retail distribution and a track record of successfully securing product placement and shelf space. Specifically, Mr. Terry Phillips, our chairman, and Ms. Melanie Mroz, our president and CEO, worked for Phillips Sales as sales agents for 17 and 11 years, respectively. In those positions they represented numerous videogame publishers such as Sony, Take-Two, Konami, Capcom and Eidos. They were involved in the sales launch of hundreds of videogames, some of which included well-known franchises such as Grand Theft Auto, Metal Gear Solid, Mortal Kombat, and Gran Turismo. Their experience also coincided with the launches of Sony PlayStation, PlayStation 2 and PSP. Their comprised customer base included GameStop, Wal-Mart, and Blockbuster.

 Extensive worldwide network of content developers

We are positioned as an “indie” videogame developer and publisher and are recognized by many independent developers and studios as a good alternative to the major videogame publishers. We have relationships with many independent developers and studios globally who present us with compelling videogame publishing opportunities. We maintain contacts with these developers to review new videogame concepts and proposals, and are constantly initiating new relationships with emerging creative talent.

In particular, our product development and production teams regularly participate in videogaming conferences and conventions around the world and visit with independent developers and studios to discuss videogame concepts and evaluate their capabilities. Additionally, we actively share information with studios regarding videogame market trends and the current buying preferences and emerging tastes of our customers, positioning us as a valuable resource to developers and studios in developing creative videogame concepts. We collaborate with these developers and studios in identifying niche opportunities not yet explored to develop and publish content.

Developer-friendly mindset and vision providing the developer with creative freedom

Our business model allows us flexibility in negotiating with and structuring development agreements with independent developers and studios. Our developer-friendly approach fosters an environment that allows developers and studios to exercise their creative freedom in conceptualizing and designing a videogame experience. The flexibility afforded to developers is a key component in attracting developers to work with us and enables us to continue the growth in our pipeline of products.

Our Products

We have published videogames on many videogame systems and in a variety of genres, including action/adventure, role playing, racing, puzzle strategy, fighting and combat. The following titles were released during the fiscal years ended June 30, 2010 and 2009:

Fiscal Year 2010

Title	Platform	Date Released
EU Rome Gold	PC	7/7/2009
East India Company	PC	7/9/2009
Brave: A Warrior’s Tale	X360, Wii	8/1/2009
Hearts of Iron 3	PC	8/3/2009
Raven Squad: Hidden Dagger	X360, PC	8/21/2009
Section 8	X360, PC	8/26/2009
Trine	PC	9/4/2009
Majesty 2: The Fantasy Kingdom	PC	9/16/2009
Supreme Ruler 2020	PC	9/17/2009
Horrid Henry	NDS, Wii, PC	10/30/09
My Baby First Steps	NDS, Wii	11/3/09
Fallen Earth	PC	11/22/09
Fast Food Panic	NDS	12/18/09
Schrodinger’s Rat	iPhone	12/23/09
Blood Bowl	X360, PC	1/26/10
Hotel Giant 2	PC	1/26/10
Crime Scene	NDS	2/16/10
Risen	X360	2/23/10
Prison Break	PS3, X360, PC	3/20/10
DJ Star (1)	NDS	3/26/10
Sushi Go Round	Wii, NDS	3/30/10
Elite Forces: Unit 77 (2)	NDS	4/19/10
Dementium II	NDS	5/4/10
3D Dot Game Heroes	PS3	5/14/10
Let’s Play: Ballerina	Wii, NDS	6/8/10
Let’s Play: Garden	Wii, NDS	6/8/10
Let’s Play: Flight Attendant	Wii, NDS	6/8/10
Secret Files: Tunguska	Wii, NDS	6/29/10
TNA Impact! Cross the Line	NDS, PSP	6/29/10

(1)	DJ Star initially released by Deep Silver on November 10, 2009. Released by SouthPeak Interactive on March 26, 2010.

(2)	Elite Forces: Unit 77 initially released by Deep Silver on April 28, 2009. Released by SouthPeak Interactive on April 19, 2010.

Fiscal Year 2009

Title	Platform	Date Released
Mr. Slime	NDS	7/14/2008
B-Boy	PS2, PSP	7/28/2008
Monster Madness – Grave Danger	PS3	8/4/2008
Two Worlds Epic	PC	8/19/2008
Igor	NDA, Wii, PC	9/15/2008
Ninjatown	NDS	10/16/2008
Bella Sara	NDS, PC	10/21/2008
My Baby Boy	NDS	10/21/2008
My Baby Girl	NDS	10/21/2008
Legendary	X360, PS3, PC	11/10/2008
Rise of the Argonauts	X360, PS3, PC	12/12/2008
Big Bang Mini	NDS	1/21/2009
X-Blades	PC, PS3, X360	2/10/2009
Penumbra Collection	PC	2/17/2009
Velvet Assassin	X360, PC	4/20/2009
Pirates vs. Ninjas Dodgeball	Wii	5/4/2009
Roogoo: Twisted Towers	Wii	6/24/2009
Roogoo: Attack!	NDS	6/25/2009

Fiscal Year 2008

Title	Platform	Date Released
Two Worlds	X360, PC	8/20/2007
Pool Party	Wii	8/31/2007
Iridium Runners	PS2	2/19/2008
Imperium Romanum	PC	3/11/2008
Dream Pinball 3D	Wii, NDS, PC	4/29/2008
Grid	PS3, X360, PC	5/30/2008
Overlord	PS3	6/19/2008
Roogoo	XBLA, PC	6/30/2008

Our product pipeline is mostly focused on next generation videogame systems and targets a broad consumer demographic. We currently have a pipeline of approximately 18 titles in development, several of which are specifically targeted to emerging videogamer demographics.

Developing Our Products

We develop our products exclusively by contracting with independent software developers and videogame studios. We enter into comprehensive development agreements with these parties that outline financial terms, development milestones, completion dates and final product delivery dates. Our product development and production teams carefully select developers and studios to develop videogames based on their capabilities, suitability, availability and cost. We usually have broad rights to commercially utilize products created by the developers and studios with which we work. Development agreements are structured to provide developers and studios with incentives to provide timely and satisfactory performance by associating payments with the achievement of substantive development milestones, and by providing for the payment of royalties to them based on sales of the developed product after we recoup our development costs. Our development agreements generally provide us with the right to monitor development efforts and cease advance payments if specified development milestones are not achieved.

 The development cycle for new videogames depends on the videogame system and the complexity and scope of the videogame. The development cycle for console and PC videogames ranges from 12 to 24 months and the development cycle for handheld videogames ranges from six to 18 months.

Upon completion of development, each videogame is extensively play-tested to ensure compatibility with the appropriate videogame system and to minimize the number of bugs and other defects found in the product. If required, we also send the videogame to the manufacturer for its review and approval. Although historically we developed our titles for a single videogame system release, many of our new title releases will be released simultaneously on multiple videogame systems.

Platform License Agreements

We have entered into license agreements with Sony, Microsoft and Nintendo to develop and publish software titles in North America, Europe and Australia for the Xbox 360, Wii, PlayStation 3 and PlayStation 2 console systems and the Nintendo DS, Nintendo GBA and Sony PSP hand-held devices. Each license allows us to create multiple products for the applicable platform, subject to certain approval rights which are reserved by each licensor. We are not required to obtain any licenses to develop titles for the PC.

Under the terms of these respective license agreements, Microsoft, Sony and Nintendo granted us the right and license to develop, market, publish and distribute software titles for their videogame systems. The agreements require us to submit products to Microsoft, Sony or Nintendo, as applicable, for approval and for us to make royalty payments to Microsoft, Sony or Nintendo, as applicable, based on the number of units manufactured. In addition, products for these platforms are required to be manufactured by Microsoft, Sony or Nintendo, as applicable, or other approved manufacturers.

Manufacturing Our Products

Sony, Nintendo and Microsoft either manufacture or control selection of approved manufacturers of software products sold for use on their respective videogame systems. We place a purchase order for the manufacture of our products with Sony, Nintendo or Microsoft and then send software code and a prototype of the product to the manufacturer, together with related artwork, user instructions, warranty information, brochures and packaging designs for approval, defect testing and manufacture. Games are generally shipped within two to three weeks of receipt of our purchase order and all materials. We occasionally experience difficulties or delays in the manufacture of our titles; however, such delays have not significantly harmed our business to date.

Production of PC products is performed by third party vendors in accordance with our specifications and includes CD-ROM pressing, assembly of components, printing of packaging and user manuals and shipping of finished goods. We send software code and a prototype of a title, together with related artwork, user instructions, warranty information, brochures and packaging designs, to the manufacturers. Games are generally shipped within two weeks of receipt of our manufacturing order.

We have not experienced material delays due to manufacturing defects. Our videogame titles typically carry a 90-day limited warranty. Our platform licenses require us to provide a standard defective product warranty on all of the products sold. Generally, we are responsible for resolving, at our own expense, any warranty or repair claims. We have not experienced any material warranty claims, but there is no guarantee that we will not experience such claims in the future.

Sales and Marketing

Our marketing and promotional efforts are intended to maximize exposure and broaden distribution of our videogames, promote brand name recognition, assist retailers and properly position, package and merchandise our videogames. We implement a range of promotional sales and marketing activities to help increase awareness among retailers, including public relations campaigns; demo distributions, promotions and cross-promotional activities with third parties (through trailers, demo discs, standees, posters, pre-sell giveaways at retail stores, and videogame kiosks at sporting and outdoor events); and print, online, television, radio, and outdoor advertisements. Additionally, we customize public relations programs to create awareness with all relevant audiences, including core gamers and mass entertainment consumers.

 We employ various other marketing methods designed to promote consumer awareness, including in-store promotions and point-of-purchase displays, direct mail, co-operative advertising, as well as attendance at trade shows. We host media events throughout the year at which print, broadcast and online journalists can preview, review and evaluate our products prior to their release. In addition to regular face-to-face meetings and communications with our sales force, we employ extensive trade marketing efforts including: direct marketing to buyers and store managers; trade shows; various store manager shows; and distribution and sales incentive programs. We label and market our products in accordance with the Entertainment Software Rating Board, or ESRB, principles and guidelines.

We market and sell our products in North America and internationally via sales offices in Grapevine, Texas and Leichester, England, respectively.

Our Customers

Our products are available for sale or rental in thousands of retail outlets in North America. In North America, our products are primarily sold directly to mass merchandisers, consumer electronics stores, discount warehouses, national retail chain stores and videogame specialty stores. Our products are also sold to smaller, regional retailers, as well as distributors who, in turn, sell our products to retailers that we do not service directly, such as grocery and drug stores. Our North American customers include Best Buy, Blockbuster, GameStop, Target, Toys R Us and Wal-Mart.

We utilize electronic data interchange with most of our major customers in order to (i) efficiently receive, process, and ship customer product orders, and (ii) accurately track and forecast sell-through of products to consumers in order to determine whether to order additional products from the manufacturers. We believe that the direct relationship model we use allows us to better manage inventory, merchandise and communications. We currently ship all of our products to our North American customers from a distribution center located in Indiana.

We conduct our international activities via our office in Leichester, England. This office manages sales, marketing and distribution operations for our European, Asian and Australian customers. In the United Kingdom, we sell directly to several key retail accounts, and work with a distributor partner to call on other accounts. Throughout the rest of Europe and in Australia and Asia, our products are sold through third-party distribution and licensing arrangements. These parties are responsible for all marketing and consumer press within their respective territories. We seek to maximize our worldwide revenues and profits by continuing to expand the number of selling relationships we maintain in major territories. We ship all of our products to our foreign customers from a distribution center located in London.

For the fiscal year ended June 30, 2010, we generated approximately 81% of our net revenues in North America and 19% of our net revenues elsewhere. On a worldwide basis, our largest customers, Wal-Mart and GameStop, accounted for approximately 19% and 18%, respectively, of consolidated gross revenues for the year ended June 30, 2010.

Competition

The videogame industry is intensely competitive and new videogame products and platforms are regularly introduced. Our competitors vary in size from small companies with limited resources to large corporations with greater financial, marketing, and product development resources than we have. Due to their different focuses and allocations of resources, certain of our competitors spend more money and time on developing and testing products, undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher fees to licensors for desirable motion picture, television, sports and character properties, and pay more to third-party software developers. In addition, competitors with large product lines and popular titles typically have greater leverage with retailers, distributors, and other customers who may be willing to promote titles with less consumer appeal in return for access to such competitor’s most popular titles. We believe that the main competitive factors in the videogame industry include: product quality, features, innovation and playability; brand name recognition; compatibility with popular platforms; access to distribution channels; price; marketing; and customer service.

 We compete primarily with other publishers of videogames for consoles and PCs. Significant third-party videogame competitors currently include, among others: Activision Blizzard; Atari; Capcom; Electronic Arts; Konami; LucasArts; Majesco Entertainment; Namco-Bandai; Sega; Take-Two Interactive; THQ; Ubisoft; Viacom/MTV; Warner Bros. Interactive; and Walt Disney. In addition, Sony, Nintendo, and Microsoft compete directly with us in the development of software titles for their respective platforms.

Seasonality

The interactive entertainment software industry is highly seasonal, with sales typically higher during the fourth calendar quarter, due primarily to increased demand for videogames during the holiday buying season. The Christmas selling season accounts for about half of the industry’s yearly sales of videogames.

Traditionally, the majority of our sales for this key selling period ship in our fiscal first and second quarters, which end on September 30 and December 31, respectively.  Significant working capital is required to finance the manufacturing of inventory of products that ship during these quarters.

Intellectual Property

We have obtained licenses for videogame software developed by third parties in connection with our publishing business, and we regard these licenses, including the trademarks, copyrights, patents and trade secrets related to such videogame software, as proprietary intellectual property. The underlying trademarks, copyrights, trade secrets and patents often are separately protected by the third party developers of the software by enforcement of intellectual property laws. To protect our proprietary licenses from unauthorized use and infringement, we maintain employee or third-party nondisclosure and confidentiality agreements, contractual restrictions on copying and distribution, as well as “shrink-wrap” or “click-wrap” license agreements or limitations-on-use of software included with our products.

We obtain rights to publish and distribute videogames developed by third parties. We endeavor to protect our developers’ software and production techniques under copyright, trademark and trade secret laws as well as through contractual restrictions on disclosure, copying and distribution. Although we do not hold any patents, we sometimes obtain trademark and copyright registrations for our products.

As the number of videogames in the market increases, so too may the likelihood that videogame publishers will become the subject of claims that their software infringes the intellectual property rights of others. Although we believe that the videogames and technologies of the developers and studios with whom we have contractual relationships do not and will not infringe or violate proprietary rights of others, it is possible that infringement of proprietary rights of others may occur. Any claims of infringement, with or without merit, could be time consuming, costly and difficult to defend.

Employees

As of November 16, 2010, we employed approximately 39 people, of whom 4 were outside the United States. We believe that our ability to attract and retain qualified employees is a critical factor in the successful development of our products and that our future success will depend, in large measure, on our ability to continue to attract and retain qualified employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement and we consider our relations with employees to be favorable.

Properties

We lease a 5,500 square-foot office suite for our corporate headquarters in Midlothian, Virginia under an agreement that expires in December 2010 (See “Certain Relationships and Related Transactions”). We also lease a three-story office suite in Leichester, England for our international operations under an agreement that expires in November 2012. We own a 7,000 square-foot office building and a 3,746 square-foot office building in Grapevine, Texas, which house our North American sales and marketing department and our product production and development management departments. We believe our current facilities are suitable and adequate to meet our current needs, and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations. As we expand our business into new markets, we expect to lease additional office facilities. See Note 13 to the notes to our consolidated financial statements.

Legal Proceedings

On October 27, 2008, Gamecock was served with a demand for arbitration by a developer alleging various breaches of contract related to a publishing agreement entered into between Gamecock and the developer on December 12, 2007. The developer is seeking an award of $4,910,000, termination of the agreement, exclusive control of the subject videogame, and discretionary interest and costs. Gamecock has responded stating that the developer’s attempts to terminate the publishing agreement constitute wrongful termination of the agreement and breach of the agreement. Gamecock has also filed a counterclaim against the developer seeking the return of approximately $5.9 million in advances on royalties in the event the publishing agreement is terminated. The developer has filed a supplemental demand for arbitration concerning royalty payments due under a separate publishing agreement and is seeking an award of $41,084. An arbitration scheduled for January 2010 has been put on hold pending possibility of settlement.

In February 2010, we, SouthPeak Interactive, L.L.C., and Gamecock were served with a complaint filed in the U.S. District Court for the Southern District of Texas by TimeGate Studios, Inc., or TimeGate, alleging various breach of contract and other claims related to a publishing agreement, or the Publishing Agreement, entered into between Gamecock and TimeGate in June 2007. TimeGate is seeking the return of all past and future revenue generated from the videogame related to the Publishing Agreement, an injunction against us and our subsidiaries, damages to be assessed, and discretionary interest and costs.  The court has ordered that the arbitration clause of the publishing agreement applies and has directed the parties to arbitrate. We have no estimate at this time of our potential exposure and cannot, at this time, predict the outcome of this matter. We intend to vigorously defend all claims.

On May 10, 2010, SouthPeak Interactive, L.L.C. and Melanie Mroz, our CEO, were served with a complaint by Spidermonk Entertainment, LLC (or Spidermonk), alleging various breach of contract and other claims related to a publishing agreement, or the Publishing Agreement, entered into between Southpeak and Spidermonk in November 2007. Spidermonk is seeking the unpaid milestone payments related to the development of the game “Roogoo” videogame as well as other highly speculative damages related to the poor sales performance of this game.  We have no estimate at this time of our potential exposure and cannot, at this time, predict the outcome of this matter. We intend to vigorously defend all claims.

In September 2010, we instituted summary proceedings in the Lyon France Commercial Court against Nobilis Group in which we have alleged the Licensing and Distribution Agreements for the games we were to obtain and have obtained from Nobilis, including the My Baby games, were wrongfully terminated. In addition, we have claimed that the grant of the rights to My Baby 3 to Majesco were unlawful. We are seeking the reinstatement of the agreements and damages associated with the actions of Nobilis. Following a hearing on October 26, 2010, the court has rendered a temporary summary judgment reinstating the agreement for My Baby First Steps and ordered Nobilis to advise Nintendo to build all products pursuant to the My Baby First Steps contract, which includes the My Baby First Steps game and an additional fourteen games. A further hearing was held on November 9, 2010, in which we sought to affirm the court’s prior judgment reinstating the My Baby First Steps contract as well as to reinstate the My Baby 1 contract. The court has not yet rendered any decision regarding these matters. The parties are in settlement negotiations.

On September 3, 2010, we, Mr. Phillips, our chairman, and Melanie J. Mroz, our CEO, have received Wells Notices from the staff of the SEC (or Staff) advising that the staff will recommend that the SEC institute a cease and desist proceeding against us and Ms. Mroz with respect to our alleged violations of Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and certain rules adopted thereunder, and bring a civil injunctive action against Mr. Phillips for abiding and abetting the foregoing violations of our company.  In addition, the Staff intends to recommend that, in the civil action, the SEC seek a civil penalty against Mr. Phillips.  These alleged violations result from the facts underlying then need to file an amended quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2009.

Other than the foregoing, we are not currently subject to any material legal proceedings. From time to time, however, we are named as a defendant in legal actions arising from our normal business activities. Although we cannot accurately predict the amount of our liability, if any, that could arise with respect to legal actions currently pending against us, we do not expect that any such liability will have a material adverse effect on our consolidated financial position, operating results or cash flows. We believe that we have obtained adequate insurance coverage, rights to indemnification, or where appropriate, have established reserves in connection with these legal proceedings.

MANAGEMENT

Directors and Officers

Our executive officers and directors and their respective ages and positions as of November 16, 2010 are as follows:

Name	Age	Position

Terry Phillips	52	Chairman
Melanie Mroz	47	President and Chief Executive Officer
David Buckel	48	Director
Louis M. Jannetty	58	Director
Paul Eibeler	55	Director

Terry Phillips has served as our chairman since May 2008. Prior to that, Mr. Phillips served as the managing member of SouthPeak since 2000, when he purchased certain SouthPeak assets from SAS Institute. Mr. Phillips is also the managing member of Phillips Sales, Inc. (PSI), a company that he founded in 1991 that has become one of the largest manufacturer representative agencies specializing in the videogame industry. PSI represented many of the industry leading companies including, Sony Computer Entertainment America, THQ, Take-Two, Midway, Capcom Namco and Konami. PSI was awarded “manufacturer representative of the year” by Sony Computer Entertainment America in 1998 and has generated over $2 billion in sales since inception. In 2003, substantially all of Phillips Sales was sold to an ESOP. From March 1999 to present, Mr. Phillips was the manager of Capitol Distributing, L.L.C., a videogame distribution company. From 1987 to 1991, Mr. Phillips was vice president of sales for Acclaim Entertainment, a videogame publisher. In an administrative proceeding before the SEC, in May 2007, Mr. Phillips agreed to cease and desist from committing or causing any violations of Section 10(b) of the Exchange Act and Exchange Act Rules 10b-5 and 13b2-1 and from causing any violations of Sections 13(a) and 13(b)(2)(A) of the Exchange Act and Exchange Act Rules 12b-2, 13a-1 and 13a-13. This proceeding arose from the involvement in 2000 and 2001 of Mr. Phillips, Capital Distributing and another private company in which he was a principal in certain actions of Take-Two Interactive Software, Inc. Mr. Phillips holds a Bachelor of Science in Business Administration from Elmira College in New York.

Melanie Mroz has served as our president, chief executive officer and director since May 2008. From August, 2009 until March 2010, Ms. Mroz assumed the duties of our chief financial officer on an interim basis.  Ms. Mroz was a member of SouthPeak from 2000 until May 2008. In 2005, she assumed responsibility for SouthPeak’s day-to-day operations.  In 1996, Ms. Mroz joined Phillips Sales, Inc., one of the largest manufacturer representative agencies in the videogame industry, to head its representation of Sony Computer Entertainment America and thereafter assumed other management duties. While at Phillips Sales, Inc., Ms. Mroz represented some of the most successful videogame titles in the industry to major retailers, including titles such as “Metal Gear Solid” from Konami America and “Grand Theft Auto” from Take-Two Interactive Software, Inc. From January 1995 to December 1996, Ms. Mroz was the vice president of sales for Digital Pictures, Inc., a private digital imaging, animation, and video products producer. From March 1992 to January 1995, Ms. Mroz was the national sales manager for Sony Imagesoft. Ms. Mroz entered the interactive software industry in 1986 with entertainment and educational software distributor SoftKat, then a division of W.R.Grace & Co. Ms. Mroz began with SoftKat as a buyer in the purchasing department and later became the director of purchasing. Ms. Mroz holds a Bachelor of Science from Winona State University in Minnesota.

David Buckel has served as one of our directors since August 2008. Since January of 2010, Mr. Buckel has served as corporate secretary and chief financial officer of Ants Software, a publicly traded company. Mr. Buckel has served as chief financial officer of Ryla, Inc., a call center solutions provider with expertise in customer contact solutions and business process outsourcing and left to join Ants right before the sale of the company. Between January 2008 and February 2009, Mr. Buckel served as a senior executive in operations and finance for Smarterville, Inc., a portfolio company of Sterling Partners, which creates, manufactures, and sells educational products. Prior to that, Mr. Buckel served as vice president and chief financial officer of Internap Network Services Corporation (Nasdaq: INAP), managing the company’s accounting, finance, purchasing, financial planning analysis, investor relations, corporate development and other operating functions. Mr. Buckel was with Internap from July 2003 until December 2007, and led the company through its March 2004 public offering and subsequent leveraged financings. Mr. Buckel was also senior vice president and chief financial officer of Interland Corporation and Applied Theory Corporation, both NASDAQ listed companies, where he managed numerous financial and operational groups. Mr. Buckel also managed and led an IPO for Applied Theory in 1999. Mr. Buckel, a Certified Management Accountant, holds a B.S. degree in Accounting from Canisius College and a M.B.A. degree in Finance and Operations Management from Syracuse University.

Louis M. Jannetty has served as one of our directors since August 2008. From 1986 to 2008, Mr. Jannetty served as the chief executive officer of Jansco Marketing Inc., a manufacturer representative firm that specializes in the videogame industry and represented major publishers such as Sony, Capcom, Eidos, Midway, Konami, Take Two, THQ, and Namco Bandai. Prior to Jansco Marketing, Mr. Jannetty held executive positions with Activision and Johnson and Johnson. Since 2005, Mr. Jannetty has also been a principal in Janco Development LLC, a real estate holding and development company. Mr. Jannetty received his Bachelor of Arts degree from Fairfield University in 1974.

Paul Eibeler has served as one of our directors since July 2009.  Mr. Eibeler is currently the chairman of the board of directors of both Cokem International, an interactive games distribution company, for which he has served as a director since September 2007, and Viking Productions, a licensed products company in the Caribbean market, for which he has served as a director since January 2007.  Mr. Eibeler served as chief executive officer of Take-Two Interactive Software, Inc., a global publisher, developer and distributor of interactive entertainment software, hardware and accessories, from January 2005 until March 29, 2007 and as president and a director of Take-Two from April 2004 until March 29, 2007.  In addition, Mr. Eibeler served as president of Take-Two from July 2000 until June 2003 and as a director from December 2000 until February 2003.  Prior to that time, Mr. Eibeler was a consultant for Microsoft’s Xbox launch team. From July 2003 to October 2003, Mr. Eibeler was president and chief operating officer of Acclaim Entertainment’s North America Division, a company engaged in publishing video games and, from 1998 to 1999, Mr. Eibeler served as Acclaim North America’s executive vice president and general manager.  Acclaim filed a petition under Chapter 7 of the federal Bankruptcy Code in September 2004. Mr. Eibeler received a B.A. from Loyola College.

Summary Compensation Table

The following table sets forth, for the fiscal years ended June 30, 2010 and 2009, compensation information for: (i) each person who served as our chief executive officer at any time during the periods covered, (ii) each person who served as our chief financial officer at any time during the periods covered; and (iii) our chairman.

Name	Year	Salary	Stock Awards (1)	Option Awards (1)	All Other Compensation		Total

Terry Phillips,	2010	$95,833	-	-	$13,787	(2)	$109,620
Chairman	2009	$100,000	-	-	$8,909	(3)	$108,909

Melanie Mroz,	2010	$148,750	-	$98,000	$93,787	(4)	$340,537
President, Chief Executive Officer and Director	2009	$150,000	-	-	$8,249	(5)	$158,249

Reba McDermott	2010	$92,500	-	$114,100	$56,864	(7)	$263,464
Chief Financial Officer (6)	2009	-	-	-	-		-

Andrea Gail Jones,	2010	$24,018	-	-	$2,315		$26,333
Chief Financial Officer and Treasurer (8)	2009	$105,000	$12,650	$60,000	$3,749	(9)	$181,399

(1)	Amounts reported represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 utilizing the assumptions discussed in note 17 to our consolidated financial statements.

(2)
Amount includes $13,419 for the employee portion of health, dental and long-term care insurance premiums paid by us on the individual’s behalf and $368 for life and accidental death insurance premium paid by us on the individual’s behalf.

(3)
Amount includes $3,381 for the employee portion of health, dental and long-term care insurance premiums paid by us on the individual’s behalf, $4,000 for a car allowance through May 2009, $1,160 for the use of one of our cars beginning in June 2009, and $368 for life and accidental death insurance premium paid by us on the individual’s behalf.

(4)
Amount includes $75,000 for incentive bonus, $13,419 for the employee portion of health, dental and long-term care insurance premiums paid by us on the individual’s behalf, $5,000 for a car allowance, and $368 for life and accidental death insurance premium paid by us on the individual’s behalf.

(5)
Amount includes $3,381 for the employee portion of health, dental and long-term care insurance premiums paid by us on the individual’s behalf, $4,500 for a car allowance, and $368 for life and accidental death insurance premium paid by us on the individual’s behalf.

(6)
Effective August 16, 2009, Ms. McDermott was appointed by our board of directors to serve as our interim Chief Accounting Officer.  Effective April 1, 2010, Ms. McDermott was appointed by our board of directors to serve as our Chief Financial Officer. Effective upon the close of business on November 15, 2010, Ms. McDermott resigned from our company.

(7)
Amount includes $48,644 for incentive bonus, $7,883 for the employee portion of health, dental and long-term care insurance premiums paid by us on the individual’s behalf, and $337 for life and accidental death insurance premium paid by us on the individual’s behalf.

(8)	On August 14, 2009, Ms. Jones was terminated as our Chief Financial Officer and Treasurer.

(9)
Amount includes $3,381 for the employee portion of health, dental and long-term care insurance premiums paid by us on the individual’s behalf and $368 for life and accidental death insurance premium paid by us on the individual’s behalf.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information concerning outstanding equity awards held by our named executive officers at June 30, 2010:

	Option Awards
	Number of Securities		Number of Securities		Option	Option
	Underlying Unexercised		Underlying Unexercised		Exercise	Expiration
Name	Options — Exercisable		Options — Unexercisable		Price	Date

Reba McDermott (6)			300,000	(1)	$0.30	3/31/2020
			10,000	(2)	$0.32	12/31/2019
			50,000	(3)	$0.51	9/30/2019
Melanie Mroz			100,000	(4)	$0.30	3/31/2020
	33,333	(5)	66,667		$0.72	6/30/2019

(1) The stock option award vests in three equal annual installments commencing on April 1, 2011.
(2) The stock option award vests in three equal annual installments commencing on January 1, 2011.
(3) The stock option award vests in three equal annual installments commencing on October 1, 2010
(4)  The stock option award vests in three equal annual installments commencing on April 1, 2011.
(5) The stock option award vests in three equal annual installments commencing on July 1, 2010.
(6) Effective upon the close of business on November 15, 2010, Ms. McDermott resigned from our company.

Director Compensation and Other Information

For fiscal year 2010 we compensated non-employee members of our board of directors through a mixture of cash and equity-based compensation. We paid each non-employee director an annual retainer consisting of $5,000 in cash, 20,000 shares of restricted stock, vesting in one year, and 50,000 options to purchase our common stock, vesting in one year.  The chairperson of our Audit Committee received an additional 5,000 shares of restricted stock, vesting in one year.  Paul Eibeler, who joined our board of directors July 28, 2009, received an additional 50,000 options to purchase our common stock, vesting in one year, as an initial bonus for joining our board of directors.  To the extent that a non-employee director serves for less than the full fiscal year, he or she would receive a pro-rated portion of the annual retainer equal to the proportionate amount of the fiscal year for which he or she served as a director. We reimburse our directors for reasonable travel and other expenses incurred in connection with attending meetings of our board of directors. Employees who also serve as directors receive no additional compensation for their services as a director.

The following table sets forth the compensation earned by our non-employee directors in the fiscal year ended June 30, 2010.

Name	Fees Earned or Paid in Cash	Stock Awards (1)(2)	Option Awards (1)(3)(4)	Total

David Buckel	$5,000	$18,750	$35,500	$59,250
Louis M. Jannetty	$5,000	$15,000	$35,500	$55,500
Paul Eibeler	$5,000	$15,000	$71,000	$91,000

(1)	Amounts reported represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 utilizing the assumptions discussed in note 17 to our consolidated financial statements.

(2)
As of September 30, 2010, the number of aggregate shares of restricted stock held by our non-employee directors is as follows. Of the amounts listed below, 30,000, 25,000 and 20,000 shares of restricted stock held by Messrs. Buckel, Jannetty and Eibeler, respectively, have vested as of September 30, 2010:

Name	Restricted Stock Outstanding

David Buckel	95,217
Louis M. Jannetty	90,217
Paul Eibeler	85,217

(3)	As of June 30, 2010, the number of aggregate shares underlying outstanding option awards held by our non-employee directors is as follows:

Name	Option Awards Outstanding

David Buckel	115,000
Louis M. Jannetty	145,000
Paul Eibeler	100,000

Employment Arrangements with Executive Officers

In May 2008, we entered into an employment agreement with Terry Phillips, pursuant to which Mr. Phillips serves as our chairman.  Also in May 2008, we entered into an employment agreement with Melanie Mroz, pursuant to which Ms. Mroz serves as our president and CEO.  The employment agreements have an initial term of three years, and will automatically renew for successive additional one-year periods thereafter unless either we or the executive notifies the other that the term will not be extended. Mr. Phillips and Ms. Mroz are eligible to receive bonuses and equity awards that may be granted by our board of directors or its compensation committee.  The employment agreements provide for continuation of salary and benefits for a period of three months upon termination other than for “cause” (as defined in their respective agreements) and continuation of salary for a period of three months upon termination due to disability.

Potential Payments upon Termination

We are not a party to any employment agreement providing for payments with respect to an event that may constitute a “change of control.”

Mr. Phillips and Ms. Mroz are entitled to receive their applicable base salary and health benefits for three months following termination of employment other than for “cause.” Mr. Phillips and Ms. Mroz are entitled to receive their applicable base salary for three months following termination of employment due to disability.

Termination of Employment by the Company other than for “Cause” (1)

Name	Continuation of Salary	Continuation of Health Benefits	Total

Terry Phillips	$25,000	$4,332	$29,332
Melanie Mroz	$37,500	$3,021	$40,521

Termination of Employment due to Disability (2)

Name	Continuation of Salary	Continuation of Health Benefits	Total

Terry Phillips	$25,000	$-	$25,000
Melanie Mroz	$37,500	$-	$37,500

(1)
Under the employment agreements, each executive may be terminated for “cause” if such executive: (i) commits a material breach of (a) his or her obligations or agreements under his or her employment agreement or (b) any of the covenants regarding non-disclosure of confidential information, assignment of intellectual property rights, non-competition and/or non-solicitation applicable to such executive under any stock option agreement or other agreement entered into between the executive and us; (ii) willfully neglects or fails to perform his or her material duties or responsibilities to us, such that the business or reputation of our company is (or is threatened to be) materially and adversely affected; (iii) commits an act of embezzlement, theft, fraud or any other act of dishonesty involving our company or any of its customers; or (iv) is convicted of or pleads guilty or no contest to a felony or other crime that involves moral turpitude.

(2)
Under the employment agreements, each executive may be terminated due to disability if such executive: (i) is unable, despite whatever reasonable accommodations the law requires, to render services to us for more than 90 consecutive days because of physical or mental disability, incapacity, or illness, or (ii) is found to be disabled within the meaning of our long-term disability insurance coverage as then in effect (or would be so found if he or she applied for the coverage or benefits).

We anticipate that we will generally enter into negotiated severance and release agreements with an executive upon the event of termination of an executive without cause.

Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

Other than the transactions described under the heading “Executive Compensation” (or with respect to which such information is omitted in accordance with SEC regulations) and the transactions described below, since July 1, 2008 there have not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a participant in which the amount involved exceeded or will exceed $120,000, and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

On January 1, 2008, we entered into a three-year lease for office space for our headquarters in Midlothian, Virginia. The lease is with Phillips Land, L.C., an organization in which Terry Phillips, our chairman, and Greg Phillips each beneficially own 50%. The rent is $9,167 per month. The terms of the lease are comparable to those terms available from non-affiliate sources in that the price per square foot is equal to prevailing rates.

On January 1, 2008, we leased office space in our Grapevine, Texas office to Phillips Sales, Inc., an organization in which Terry Phillips and Greg Phillips collectively own 5%. Terry Phillips is the managing member of Phillips Sales. The lease agreement provides for a term of three years and a rent of $1,303 per month. The terms of the lease are comparable to those terms available to non-affiliate sources in that the price per square foot is equal to prevailing rates.

We have paid sales commissions, upon the sale of products, to Phillips Sales and West Coast Sales, Inc., an organization of which Terry Phillips indirectly owns 37.5%. Terry Phillips is the managing member of West Coast Sales. Such commissions approximated market rates and equaled $543,788 for the fiscal year ended June 30, 2010. The sales commission arrangements are materially and substantially the same as our sales commission arrangements with unrelated parties.

In February 2009, we received a short-term advance of $307,440 from Terry Phillips.  This advance was unsecured and non-interest bearing.  The amount of principal repaid to Mr. Phillips during the years ended June 30, 2009 and June 30, 2010 was $75,000 and $232,440, respectively.  At June 30, 2010, the amount due to Mr. Phillips was $-0-.  The advance was made on a short-term basis to fund the production of additional cartridges for a particular videogame. The terms of the advance were superior to those terms available from non-affiliate sources in that the advance was non-interest bearing and the outstanding principal amount was not secured by any of our assets.

On April 29 and 30, 2010, we entered into a note purchase agreement pursuant to which we issued junior secured subordinated promissory notes in the aggregate principal amount of $950,000.  Of the notes issued on April 30, 2010, Terry Phillips, our chairman, purchased $500,000.  The notes, which were cancelled and repaid on July 19, 2010 in connection with the entry into the Securities Purchase Agreement described below, were due and payable in full on December 27, 2010, bore interest at the rate of 10% per annum and were secured by all of our assets and those of our subsidiaries.  The principal and accrued interest outstanding under each note was convertible, in whole or in part, at the option of its holder into shares of our common stock at a price per share of $0.45 per share.  On July 19, 2010, Mr. Phillips’s note was exchanged for the Convertible Note in the aggregate principal amount of $500,000 and accrued interest outstanding under the note as of that date, in the amount of $11,233 was paid to Mr. Phillips in cash.

On July 16, 2010, we entered into the Securities Purchase Agreement with certain investors, including Terry Phillips, our chairman, for the sale of $5,500,000 of Convertible Notes and associated warrants.  The closing on the transaction occurred on July 19, 2010.  Mr. Phillips’s Convertible Note, in the aggregate principal amount of $500,000, was issued in exchange for the junior secured convertible note originally issued to him on April 30, 2010.  The Convertible Notes are senior to all of our obligations with the exception of the indebtedness under our financing arrangement with Rosenthal & Rosenthal, Inc. and are secured by all of our assets and those of our subsidiaries.  The notes bear interest at 10.0% per annum and principal and interest due under the notes are initially convertible at a price of $.431 per share.  Mr. Phillips and the other holders of the notes received Series A warrants equal in number to the shares initially issuable upon conversion of the principal amount due under the notes, at an exercise price of $0.375 per share.  In addition, Mr. Phillips and the other holders of the notes received Series B warrants equal in number to 75% of the Series A warrants they obtained.  In connection with the sale of the Convertible Notes and Series A and B warrants, we executed a Registration Rights Agreement pursuant to which the registration statement, of which this prospectus forms a part, is being filed.

On August 31, 2010, we entered into the Amended Purchase Agreement, pursuant to which we sold an aggregate of $2.0 million of Additional Notes to certain investors, including Terry Phillips, our chairman.  We received $2.0 million in cash for $2.0 million of the Additional Notes, of which $200,000 was paid by Terry Phillips, our chairman.

Procedures for Approval of Related Transactions

Our policy for the review and approval of transactions between us and related persons is set forth in the charter of our Audit Committee. Pursuant to the charter of our Audit Committee, it is the responsibility of our Audit Committee, unless specifically delegated by our board of directors to another committee of the board of directors, to review and approve all transactions or arrangements in which we were or will be a participant in which the amount involved, exceeded, or will exceed $120,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest. Additionally, it is the responsibility of our Audit Committee, unless specifically delegated by our board of directors to another committee of the board of directors, to review and make recommendations to the board of directors, or approve, any contracts or other transactions with our current or former executive officers, including consulting arrangements, employment agreements, change-in-control agreements, termination arrangements, and loans to employees made or guaranteed by us.

Director Independence

Our board of directors has determined, after considering all the relevant facts and circumstances, that each of Messrs. Buckel, Eibeler and Jannetty are independent directors, as “independence” is defined in the Nasdaq Marketplace Rules, because they have no relationship with us that would interfere with their exercise of independent judgment.

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

The following table provides information concerning beneficial ownership of our common stock as of November 16, 2010, by:

•      each stockholder, or group of affiliated stockholders, that we know owns more than 5% of our outstanding common stock;

•      each of our executive officers;

•      each of our directors;

•      all of our executive officers and directors as a group.

The following table lists the number of shares and percentage of shares beneficially owned based on 60,795,538 shares of common stock outstanding as of November 16, 2010.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days of November 16, 2010, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Unless otherwise indicated, the principal address of each of the persons below is c/o SouthPeak Interactive Corporation, 2900 Polo Parkway, Midlothian, Virginia 23113.

	Number of		Percentage
	Shares		of
	Beneficially		Outstanding
	Owned		Shares

Executive Officers and Directors
Terry Phillips	19,045,906	(1)	30.1%
Melanie Mroz (2)	3,214,459		5.3%
David Buckel (3)	210,217		*
Paul Eibeler (4)	185,217		*
Louis M. Jannetty (5)	225,217		*
All executive officers and directors as a group (5 persons)	22,881,016		37.6%
Other 5% Stockholders
Greg Phillips	10,394,900		17.1%
Intermezzo Establishment (6)	5,000,000		8.2%
Hummingbird Management, L.L.C. (7)	4,078,499		6.6%
Atlas II, LP (8)	3,866,000		6.2%
FI Investment Group, LLC (9)	3,808,523		5.9%
Paragon Investment Fund (10)	5,000,000		8.2%

  *      Less than 1% of the outstanding shares of common stock.

(1)	Includes 1,160,093 shares of common stock issuable upon exercise of Series A warrants and 1,160,093 shares of common stock issuable upon conversion of the Convertible Notes.

(2)	Includes 33,333 shares of common stock issuable upon exercise of options.

(3)	Includes 115,000 shares of common stock issuable upon exercise of options. The address of Mr. Buckel is 1065 Admiral Crossing, Alpharetta, Georgia 30005.

(4)	Includes 100,000 shares of common stock issuable upon exercise of options. The address of Mr. Eibeler is 41 Frost Creek Drive, Lattingtown, New York 11560.

(5)	Includes 135,000 shares of common stock issuable upon exercise of options. The address of Mr. Jannetty is 10 Cordage Park Circle, Suite 235, Plymouth, Massachusetts 02360.

(6)	The address of Intermezzo Establishment is Landstrasse 114, 9495 Triefen, Liechtenstein. The foregoing information is derived from a Schedule 13D filed with the SEC on April 9, 2010.

(7)
Includes 1,350,030 shares of common stock issuable upon exercise of Class Y warrants, held by Hummingbird Value Fund, L.P. (“HVF”), Hummingbird Microcap Value Fund, L.P. (“Microcap Fund”), Hummingbird SPAC Partners, L.P. (“SPAC”), Hummingbird Concentrated Fund, L.P. (“Concentrated”) and Tarsier Nanocap Value Fund, L.P. (“Tarsier”, together with HVF, Microcap Fund, SPAC and Concentrated, the “Hummingbird Funds”). As investment manager of the Hummingbird Funds, Hummingbird Management, L.L.C. (“Hummingbird”) may be deemed to have the sole voting and investment authority over the shares of common stock and warrants owned by the Hummingbird Funds. The managing member of Hummingbird is Paul Sonkin. Mr. Sonkin, as the managing member and control person of Hummingbird, may be deemed to have the sole voting and investment authority over the shares of common stock and the warrants beneficially owned by Hummingbird. Hummingbird Capital, LLC (“HC”), as the general partner of each of the Hummingbird Funds, may be deemed to have the sole voting and investment authority over such shares and warrants owned by the Hummingbird Funds. Each of Hummingbird, Mr. Sonkin and HC disclaim any beneficial ownership of the shares of common stock and the warrants owned by the Hummingbird Funds. The business address of Hummingbird Management, L.L.C. is 145 East 57th Street, 8th Floor, New York, New York 10022.

(8)
Includes 1,496,500 shares of common stock issuable upon exercise of Class Y warrants and Class Z warrants. Patty Shanley is the General Partner of Atlas II, L.P. and consequently may be deemed to be the beneficial owner of its holdings by virtue of controlling the voting and dispositive powers of Atlas II, L.P. The business address of Atlas II, L.P. is 11470 Stone Corral Place, Gold River, CA 95670.  The foregoing information is derived from a Schedule 13G filed with the SEC on June 19, 2009.

(9)
Includes 3,093,333 shares of common stock issuable upon conversion of Series A convertible preferred stock and 500,000 shares of common stock issuable upon exercise of Class Y warrants. On June 5, 2008, FI Investment Group, LLC acquired 2,093,333 shares of Series A convertible preferred stock upon the conversion of outstanding principal and interest owed by SouthPeak Interactive, L.L.C., one of our subsidiaries, at a purchase price of $1.00 per share. Frank Islam is the principal of FI Investment Group and, as such, has indirect voting and dispositive power over the shares of Series A convertible preferred stock and the warrants held by FI Investment Group, LLC. The business address of FI Investment Group, LLC is 1600 Tysons Boulevard, Suite 1150, McLean, Virginia 22102.

(10)	The business address of Paragon Investment Fund is Bahnhofstrasse 76, 8001 Zurich, Switzerland. The foregoing information is derived from a Schedule 13D filed with the SEC on April 9, 2010.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are those issuable to the selling stockholders upon conversion of the Convertible Notes and upon exercise of the Series A and B warrants.  We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.  Except for the ownership of the Convertible Notes and the Series A and B warrants issued pursuant to the Securities Purchase Agreement, the selling stockholders (other than Terry Phillips, our chairman) have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders.  The column “Prior to the Offering Number of Shares Beneficially Owned” lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the Convertible Notes and warrants, as of November 16, 2010, assuming conversion of all Convertible Notes and exercise of the Series A and B warrants held by the selling stockholders on that date, without regard to any limitations on conversions or exercises.

The column “Maximum Number of Shares Offered Hereby” lists the shares of common stock being offered by this prospectus by the selling stockholders.

In accordance with the terms of a registration rights agreement with the selling stockholders, this prospectus generally covers the resale of at least 130% of the sum of (i) number of shares of common stock issuable upon conversion and/or of the Convertible Notes as of the Trading Day (as defined in the registration rights agreement) immediately preceding the date the registration statement is initially filed with the SEC and (ii) the number of shares of common stock issuable upon exercise of the Series A and B warrants as of the Trading Day immediately preceding the date the registration statement is initially filed with the SEC. Because the conversion price of the Convertible Notes and the exercise price of the Series A and B warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.  The column “After the Offering Number of Shares Beneficially Owned” assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the convertible notes and the warrants, a selling stockholder may not convert the convertible notes or exercise the warrants to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible notes which have not been converted and upon exercise of the warrants which have not been exercised.  The number of shares in the column “Prior to the Offering Number of Shares Beneficially Owned” does not reflect this limitation.  The selling stockholders may sell all, some or none of their shares in this offering.  See "Plan of Distribution."

The following table lists the number of shares and percentage of shares beneficially owned based on 60,795,538 shares of common stock outstanding as of November 16, 2010.  Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days of November 16, 2010, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

	Prior to the Offering					After the Offering
	Number of		Percentage	Maximum Number of		Number of	Percentage
	Shares		of	Shares		Shares	of
	Beneficially		Outstanding	Offered		Beneficially	Outstanding
	Owned		Shares	Hereby		Owned	Shares

Terry Phillips	19,045,906	(1)	30.1%	4,147,333	(2)	16,725,720	27.5%
CNH Diversified Opportunities Master Account, L.P. (3)	2,320,186	(4)	3.7%	4,147,333	(5)	-	-%
CNH CA Master Account L.P. (6)	9,280,742	(7)	13.24%	16,589,326	(8)	-	-%
AQR Diversified Arbitrage Fund (9)	11,600,928	(10)	16.02%	20,736,658	(11)	-	-%

(1)	Includes 1,160,093 shares of common stock issuable upon exercise of Series A warrants and 1,160,093 shares of common stock issuable upon conversion of the Convertible Notes.

(2)
Represents of 130% of (i) 1,160,093 shares of common stock issuable upon exercise of Series A warrants, (ii) 1,160,093 shares of common stock issuable upon conversion of the Convertible Notes, and (iii) 870,070 shares of common stock issuable upon exercise of Series B warrants.

(3)	The business address of CNH Diversified Opportunities Master Account, L.P. (or CNH Diversified) is c/o CNH Partners, LLC, 2 Greenwich Plaza, 1st Floor, Greenwich, Connecticut 06830.

(4)
Represents (i) 1,160,093 shares of common stock issuable upon exercise of Series A warrants and (ii) 1,160,093 shares of common stock issuable upon conversion of its Convertible Note.  However, the terms of the Convertible Note and Series A warrants prevent their conversion and exercise, respectively, if the holder thereof (together with his, her or its affiliates) would own in excess of 4.99% of our outstanding common stock after such conversion or exercise.  Todd Pulvino is the principal of CNH Partners, LLC, the advisor of CNH Diversified, and as such, has discretionary voting and investment authority over the shares owned by CNH Diversified.

(5)
Represents 130% of (i) 1,160,093 shares of common stock issuable upon exercise of Series A warrants, (ii) 1,160,093 shares of common stock issuable upon conversion of its Convertible Note, and (iii) 870,070 shares of common stock issuable upon exercise of Series B warrants.

(6)	The business address of CNH CA Master Account L.P. (or CNH CA) is c/o CNH Partners, LLC, 2 Greenwich Plaza, 1st Floor, Greenwich, Connecticut 06830.

(7)
Represents (i) 4,640,371 shares of common stock issuable upon exercise of Series A warrants and (ii) 4,640,371 shares of common stock issuable upon conversion of its Convertible Note. However, the terms of the  Convertible Note and Series A warrants prevent their conversion and exercise, respectively, if the holder thereof (together with his, her or its affiliates) would own in excess of 4.99% of our outstanding common stock after such conversion or exercise.  Todd Pulvino is the principal of CNH Partners, LLC, the advisor of CNH CA, and as such, has discretionary voting and investment authority over the shares owned by CNH CA.

(8)
Represents 130% of (i) 4,640,371 shares of common stock issuable upon exercise of Series A warrants, (ii) 4,640,371 shares of common stock issuable upon conversion of its Convertible Note, and (iii) 3,480,278 shares of common stock issuable upon exercise of Series B warrants.

(9)	The business address of AQR Diversified Arbitrage Fund (or AQR) is c/o AQR Capital Management 2 Greenwich Plaza, 3rd Floor, Greenwich, Connecticut 06830.

(10)
Represents (i) 5,800,464 shares of common stock issuable upon exercise of Series A warrants and (ii) 5,800,464 shares of common stock issuable upon conversion of its Convertible Note. However, the terms of the Convertible Note and Series A warrants prevent their conversion and exercise, respectively, if the holder thereof (together with his, her or its affiliates) would own in excess of 4.99% of our outstanding common stock after such conversion or exercise.  Todd Pulvino is the principal of CNH Partners, LLC, the sub-advisor of AQR, and as such, has discretionary voting and investment authority over the shares owned by AQR.

(11)
Represents 130% of (i) 5,800,464 shares of common stock issuable upon exercise of Series A warrants, (ii) 5,800,464 shares of common stock issuable upon conversion of its Convertible Note, and (iii) 4,350,348 shares of common stock issuable upon exercise of Series B warrants.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion of the Convertible Notes and upon exercise of the Series A and B warrants to permit the resale of these shares of common stock by the holders of the Convertible Notes and upon exercise of the Series A and B warrants from time to time after the date of this prospectus.  We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.  We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions.  The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.  The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the convertible notes, warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended (or Securities Act), amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.  At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (or Exchange Act), and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock.  All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $900.00 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any.  We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution.  We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES
General

We are authorized to issue 190,000,000 shares of common stock, par value $.0001, and 20,000,000 shares of preferred stock, par value $.0001, of which 15,000,000 shares have been designated Series A convertible preferred stock.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders.  There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.  Holders of common stock have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.  As of November 16, 2010, 60,795,538 shares of our common stock are outstanding, held by 75 record holders.

Preferred Stock

Our restated certificate of incorporation, as amended, provides that our board of directors has the authority, without further vote or action by the stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including but not limited to, dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series. The issuance of preferred stock could adversely affect the rights of holders of our common stock.

Series A Convertible Preferred Stock. Of our 20,000,000 authorized shares of preferred stock, we have designated 15,000,000 shares as Series A convertible preferred stock. Shares of our Series A convertible preferred stock are initially convertible at a rate of $1.00 per share, or up to 15,000,000 shares in the aggregate. The anti-dilution protection of our Series A convertible preferred stock is based on the weighted average price of shares issued below the conversion price; provided that (a) shares issued in connection with compensatory equity grants, (b) shares issued for consideration other than cash pursuant to a merger, acquisition or other business combination, (c) shares issued upon conversion of certain outstanding debt, and (d) other issuances as set forth in the certificate of designations of our Series A convertible preferred stock are excluded from such anti-dilution protections.

Our Series A convertible preferred stock votes together as a single class and on an as converted basis with the common stock. Our Series A convertible preferred stock has no dividend right. We can require the conversion of our Series A convertible preferred stock if the 10 day weighted closing price per share of our common stock is at least $2.00.  As of November 16, 2010, 5,503,833 shares of our Series A convertible preferred stock are outstanding, held by 14 record holders.

Series A and B Warrants

In connection with the issuance of the Convertible Notes described below, the holders of such Convertible Notes collectively received five-year Series A warrants equal in number to the shares initially issuable upon conversion of the principal amount due under the Convertible Notes at an exercise price of $0.375 per share.  The exercise price per share is subject to full ratchet anti-dilution protection for issuances, other than exempt issuances as described in the Series A warrants, at less than the exercise price per share.  A holder of a Series A warrant shall have no right to exercise a warrant if such exercise would cause the holder to beneficially own more than 4.99% of our common stock.  As of November 16, 2010, there are outstanding Series A warrants to purchase 12,761,021 shares of our common stock, held by 4 record holders.

In addition, the holders of the Convertible Notes received Series B warrants which will expire, if such warrants become exercisable, on the fifth year anniversary of the date we announce our 2011 operating results.  The number of Series B warrants each holder received is equal to 75% of the Series A warrants obtained by such holder.  The Series B warrants can only be exercised if the EBITDA Test (as defined below) under the Convertible Notes is not achieved or if we fail to announce our 2011 operating results by September 28, 2011.  The exercise price of the Series B warrants is tied to the weighted average price of our common stock for each of the 30 consecutive trading days following the earlier of the announcement of our 2011 operating results or September 28, 2011.  The exercise price per share is also subject to full ratchet anti-dilution protection and limitations on exercise, as are the Series A warrants.  As of November 16, 2010, there are outstanding Series B warrants to purchase 9,570,766 shares of our common stock, held by 4 record holders.

Senior Convertible Promissory Notes

On July 19, 2010, we issued $5.5 million of the Convertible Notes pursuant to the Securities Purchase Agreement.  The Convertible Notes bear interest at 10.0% per annum.  Interest is payable semi-annually commencing on December 31, 2010.  The principal and interest due under the  Convertible Notes are convertible at a price of $0.431 per share subject to full ratchet anti-dilution protection for issuances, other than exempt issuances as described in the Notes, at less than the conversion price.  We can mandate conversion of the Notes, subject to certain conditions and limitations as described in the Notes, if the arithmetic average of the weighted average price of our common stock for any 30 consecutive trading days following the issuance of the Convertible Notes exceeds 200% of the conversion price.  We cannot effect conversion, nor shall any holder have the right to convert, the Convertible Notes if such conversion would cause the holder of such notes to beneficially own in excess of 4.99% of our common stock.  After July 19, 2012, we have the right to redeem all or any part of the Notes at 103% of the principal amount being redeemed subject to conditions prescribed in the Convertible Notes.  The holders also have the right of redemption if an event of default occurs under the Convertible Notes.  One such event is the failure of our 2011 EBITDA to exceed the sum of (i) the absolute value of any goodwill impairment charge SouthPeak incurs in 2010 in excess of $1,500,000 plus (ii) $0.00 if our 2010 EBITDA exceeds $0.00 and the absolute value of our 2010 EBITDA determined without regard to any goodwill impairment charge if such latter 2010 EBITDA is negative (or EBITDA Test).

On August 31, 2010, we issued an aggregate of $2.0 million of the Additional Notes pursuant the Amended Purchase Agreement. The Amended Purchase Agreement amends and restates the Securities Purchase Agreement.  We received $2.0 million in cash for $2.0 million of the Additional Notes, of which $200,000 was paid by Terry Phillips, our chairman.  The Additional Notes bear interest at 24.0% per annum.  Interest is payable on December 31, 2010 and on March 15, 2011, the maturity date.  The principal and interest due under the Additional Notes are convertible at a price of $20.00 per share.  No right of conversion exists with respect to the Additional Notes if such conversion would cause the holder of such Additional Notes to beneficially own in excess of 4.99% of our common stock.  We have the right to redeem all or any part of the Additional Notes at 102% of the principal amount being redeemed subject to conditions prescribed in the Additional Notes.  The holders also have the right of redemption if an event of default occurs under the Additional Notes.

Registration Rights

In connection with the sale of the Convertible Notes and Series A and B warrants, we entered into a registration rights agreement (or Registration Rights Agreement) with the holders of such notes and warrants under which we agreed to register the shares of common stock underlying such notes and warrants.  We are obligated to file a registration statement by (or Initial Registration Statement) August 18, 2010 (or Initial Filing Deadline) and to have it declared effective by December 1, 2010, if it is not subject to full review by the SEC, and by December 31, 2010 if it is subject to full review.  On August 17, 2010, we entered into a First Amendment to Registration Rights Agreement to extend the Initial Filing Deadline.  On November 8, 2010, we entered into Third Amendment to Registration Rights Agreements (or Third Amendment) to further extend the Initial Filing Deadline to November 19, 2010. Pursuant to the Third Amendment, the initial effectiveness deadline by which the Initial Registration Statement must be declared effective by the SEC has been extended to January 31, 2011, in the event that the Initial Registration Statement must be declared effective by the SEC has been extended to January 31, 2011, in the event that the Initial Registration Statement is not subject to a full review by the SEC, or (ii) to March 15, 2011, in the event that the Initial Registration statement is subject to a full review by the SEC. Failure to have the registration statement declared effective within 60 days from the prescribed effectiveness deadline constitutes a default under the Notes.  If we are limited as to the number of shares we are permitted to initially register, we will become obligated to file subsequent registration statements, as well, after substantially all of the previously registered shares have been sold.  We are subject to a payment of one percent of each holder’s purchase price under the Securities Purchase Agreement for every 30-day period for which we have failed to maintain an effective registration statement as required under the Registration Rights Agreement.

Delaware Anti-Takeover Law and Provisions in our Restated Charter and Bylaws

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law. Generally, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and employees, owns, or within three years, did own, 15% or more of a corporations voting stock.

Certificate of Incorporation

Our restated certificate of incorporation provides that:

•
our board of directors may issue, without further action by the stockholders, up to 20,000,000 shares of undesignated preferred stock of which 15,000,000 shares has been designated Series A convertible preferred stock;

•
vacancies on the board of directors, including newly created directorships, can be filled by the board of directors if a quorum is then in office and present, a majority of the directors then in office if less than a quorum is then in office, or the sole remaining director; and

•	our directors may be removed only for cause.

Bylaws

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice to us in writing. To be timely, a stockholders notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. In the event that the annual meeting is called for a date that is not within 30 days before or 60 days after the anniversary date, in order to be timely notice from the stockholder must be received:

•	not earlier than 120 days prior to the annual meeting of stockholders; and

•	not later than 90 days prior to the annual meeting of stockholders or the tenth day following the date on which notice of the annual meeting was mailed or made public.

In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder, in order to be timely, must be received not later than the close of business on the tenth day following the day on which public disclosure of the date of the special meeting was made or mailed.

Our bylaws also specify requirements as to the form and content of a stockholders notice. These provisions may preclude stockholders from bringing matters before an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders. In addition, a two-thirds supermajority vote of stockholders will be required to amend our bylaws.

The provisions in our restated charter and bylaws are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an our actual or threatened change of control. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for a our takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of us. These provisions, however, could discourage potential acquisition proposals and could delay or prevent our change in control. They may also have the effect of preventing changes in our management.

Listing of Securities

Our common stock is traded on the Over-the-Counter Bulletin Board.

Transfer Agent

The transfer agent for our common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, New York 10038.

LEGAL MATTERS

Greenberg Traurig, LLP, McLean, Virginia, will pass upon the validity of the shares of common stock offered hereby.

EXPERTS

Our consolidated financial statements as of June 30, 2010, and the related consolidated statements of operations, stockholders equity and cash flows for the year ended June 30, 2010, appearing in this prospectus have been audited by Reznick Group, P.C., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus.  This prospectus does not contain all of the information included in the registration statement.  For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits.  Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC.  You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 145 of the Delaware General Corporation Law, as amended, authorizes us to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney’s fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being one of our directors or officers if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. Our restated certificate of incorporation contains provisions relating to the indemnification of director and officers and our by-laws extend such indemnities to the full extent permitted by Delaware law. We may also purchase and maintain insurance for the benefit of any director or officer, which may cover claims for which we could not indemnify such persons.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
SouthPeak Interactive Corporation:

We have audited the accompanying consolidated balance sheets of SouthPeak Interactive Corporation and subsidiaries as of June 30, 2010 and 2009, and the related consolidated statements of operations, cash flows and shareholders’ equity for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SouthPeak Interactive Corporation and subsidiaries as of June 30, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has incurred significant operating losses and negative cash flows from operating activities, has substantial contingencies, and is in default of its production advance payable. These factors, among others, as discussed in Notes 1 and 20 to the consolidated financial statements, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Reznick Group, P.C.

Vienna, Virginia
October 13, 2010

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30, 2010	June 30, 2009

Assets

Current assets:
Cash and cash equivalents	$92,893	$648,311
Restricted cash	-	1,245,582
Accounts receivable, net of allowances of $5,700,931 and $7,214,984 and at June 30, 2010 and 2009, respectively	3,703,825	4,972,417
Inventories	1,211,301	4,459,837
Current portion of advances on royalties	12,322,926	8,435,415
Current portion of intellectual property licenses	383,571	410,995
Related party receivables	34,509	33,207
Prepaid expenses and other current assets	695,955	573,145

Total current assets	18,444,980	20,778,909

Property and equipment, net	2,667,992	2,754,139
Advances on royalties, net of current portion	1,511,419	1,556,820
Intellectual property licenses, net of current portion	1,534,286	1,917,858
Goodwill	7,911,800	7,490,065
Intangible assets, net	17,025	43,810
Other assets	11,280	11,872

Total assets	$32,098,782	$34,553,473

Liabilities and Shareholders’ Equity

Current liabilities:
Line of credit	$3,830,055	$5,349,953
Current maturities of long-term debt	65,450	50,855
Production advance payable in default	3,755,104	-
Accounts payable	12,663,788	19,649,441
Accrued royalties	2,530,253	414,696
Accrued expenses and other current liabilities	3,781,711	2,419,100
Secured subordinated convertible promissory notes	950,000	-
Deferred revenues	325,301	2,842,640
Due to shareholders	-	232,440
Due to related parties	2,200	125,045
Accrued expenses - related parties	322,281	221,493
Total current liabilities	28,226,143	31,305,663

Long-term debt, net of current maturities	1,541,081	1,538,956
Total liabilities	29,767,224	32,844,619

Commitments and contingencies	-	-

Shareholders’ equity:

Preferred stock, $0.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding at June 30, 2010 and 2009	-	-
Series A convertible preferred stock, $0.0001 par value; 15,000,000 shares authorized; 5,503,833 and 5,953,833 shares issued and outstanding at June 30, 2010 and 2009, respectively; aggregate liquidation preference of $5,503,833	550	595
Common stock, $0.0001 par value; 90,000,000 shares authorized; 59,774,370 and 44,530,100 shares issued and outstanding at June 30, 2010 and 2009, respectively	5,976	4,453
Additional paid-in capital	31,154,835	25,210,926
Accumulated deficit	(28,973,325)	(23,145,800)
Accumulated other comprehensive income (loss)	143,522	(361,320)

Total shareholders’ equity	2,331,558	1,708,854
Total liabilities and shareholders’ equity	$32,098,782	$34,553,473

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended June 30,
	2010	2009

Net revenues	$40,299,139	$47,279,694

Cost of goods sold:
Product costs	15,655,261	24,377,621
Royalties	12,383,362	9,654,810
Write-off of acquired game sequel titles	-	1,142,000
Intellectual property licenses	411,243	454,437

Total cost of goods sold	28,449,866	35,628,868

Gross profit	11,849,273	11,650,826

Operating expenses (income):
Warehousing and distribution	1,149,338	1,254,947
Sales and marketing	7,882,584	11,778,958
General and administrative	11,251,764	9,720,488
Restructuring costs	-	639,210
Transaction costs	-	64,628
Litigation costs	3,075,206	-
Loss on settlement of registration rights penalty	111,497	-
Gain on settlement of contingent purchase price obligation	(908,210)	-
Gain on extinguishment of accrued litigation costs	(3,249,610)	-
Gain on settlement of trade payables	(3,257,996)	-

Total operating expenses	16,054,573	23,458,231

Loss from operations	(4,205,300)	(11,807,405)

Interest expense, net	1,622,225	399,247

Loss before income tax expense	(5,827,525)	(12,206,652)
Income tax expense	-	-

Net loss	(5,827,525)	(12,206,652)

Deemed dividend related to beneficial conversion feature on Series A convertible preferred stock	-	1,142,439

Net loss attributable to common shareholders	$(5,827,525)	$(13,349,091)

Basic loss per share:	$(0.12)	$(0.36)
Diluted loss per share:	$(0.12)	$(0.36)

Weighted average number of common shares outstanding - Basic	47,906,342	36,978,758
Weighted average number of common shares outstanding - Diluted	47,906,342	36,978,758

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2010	2009
Cash flows from operating activities:
Net loss	$(5,827,525)		$(12,206,652)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	269,235		378,153
Allowances for price protection, returns, and defective merchandise	(1,541,256)		5,510,293
Bad debt expense, net of recoveries	27,203		596,226
Stock-based compensation expense	690,706		741,618
Common stock and warrants issued to vendor	95,000		-
Loss on disposal of fixed assets	4,839		-
Amortization of royalties and intellectual property licenses	7,894,105		10,109,247
Write-off of acquired game sequel titles	-		1,142,000
Fair market value adjustment to common stock issued for advances on royalties earned and included in royalties expense	1,805		-
Gain on settlement of trade payables	(3,257,996)		-
Gain on settlement of contingent purchase price obligation	(908,210)		-
Gain on settlement of accrued litigation costs	(3,249,610)		-
Loss on settlement of registration rights penalty and warrant modification	111,497

Changes in operating assets and liabilities:
Accounts receivable	2,782,645		3,176,920
Inventories	3,248,536		2,235,552
Advances on royalties	(7,052,879)		(11,845,881)
Intellectual property licenses	-		(1,290,000)
Related party receivables	(1,302)		15,036
Prepaid expenses and other current assets	(122,810)		644,945
Other assets	-		11,102
Production advance payable	3,755,104		-
Accounts payable	(3,604,461)		(107,110)
Accrued royalties	2,115,557		(387,345)
Accrued expenses - related parties	137,515		215,723
Deferred revenues	(2,517,339)		(886,460)
Accrued expenses and other current liabilities	5,988,166		(1,305,245)

Total adjustments	4,866,050		8,954,774

Net cash used in operating activities	(961,475)		(3,251,878)

Cash flows from investing activities:
Purchases of property and equipment	(87,091)		(499,410)
Cash payments to effect acquisition, net of cash acquired	-		(247,543)
Change in restricted cash	742,199		(1,106,478)

Net cash provided by (used in) investing activities	655,108		(1,853,431)

Cash flows from financing activities:
Proceeds from line of credit	26,272,571		35,739,346
Repayments of line of credit	(27,792,469)		(35,241,212)
Repayments of long-term debt	(56,739)		(30,681)
Net (repayments of) proceeds from amounts due to shareholders	(232,440)		3,442
Net (repayments of) proceeds from amounts due to related parties	(122,845)		115,145
Proceeds from the issuance of Series A convertible preferred stock, net of cash offering costs	-		1,283,824
Proceeds from the issuance of secured subordinated convertible promissory notes	950,000		-
Proceeds from the exercise of common stock warrants	28,029		-
Proceeds from issuance of common stock	200,000		-

Net cash (used in) provided by financing activities	(753,893)		1,869,864

Effect of exchange rate changes on cash and cash equivalents	504,842		(211,280)

Net decrease in cash and cash equivalents	(555,418)		(3,446,725)
Cash and cash equivalents at beginning of year	648,311		4,095,036

Cash and cash equivalents at end of year	$92,893		$648,311

Supplemental cash flow information:
Cash paid during the year for interest	$559,916		$372,032
Cash paid during the year for taxes	$-		$62,888

Supplemental disclosure of non-cash activities:
Intellectual property licenses included in accrued expenses and other current liabilities	$-		$50,000
Purchase of land and building through the assumption of a mortgage note payable	$-		$500,000
Purchase of vehicle through the assumption of a note payable	$73,459		$58,100
Decrease in goodwill with respect to finalizing purchase price allocation	$55,423		$-
Advances on royalties paid with common stock	$1,020,000		$-
Fair market value adjustment to common stock issued for advances on royalties	$254,145		$-
Issuance of common stock in asset acquistion	$3,000,000	$
Warrants issued in connection with Gamecock acquisition	$-		$1,218,098
Contingent purchase price payment obligations related to Gamecock acquisition	$477,158		$876,053
Common stock and warrants issued for settlement of trade payables	$104,500		$-
Issuance of restricted stock	$11		$-
Conversion of preferred stock to common stock	$45		$-
Barter transaction in exchange for inventory	$-		$73,208
Common stock issued for settlement of contingent purchase price payment obligation	$245,000		$-
Release of restricted cash to videogame distributor	$798,000		$-

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	Income (loss)	(Deficit)

Balance, June 30, 2008	12,984,833	$1,298	35,920,100	$3,592	$20,825,105	$(9,796,709)	$(150,040)	$10,883,246
Net loss	-	-	-	-	-	(12,206,652)	-	(12,206,652)
Foreign currency translation adjustment	-	-	-	-	-	-	(211,280)	(211,280)
Comprehensive loss	-	-	-	-	-	-	-	(12,417,932)

Issuance of Series A convertible preferred stock, net of offering costs	1,579,000	158	-	-	1,283,666	-	-	1,283,824
Conversion of preferred stock to common stock	(8,610,000)	(861)	8,610,000	861	-	-	-	-
Deemed dividend related to beneficial conversion feature on Series A convertible preferred stock	-	-	-	-	1,142,439	(1,142,439)	-	-
Compensatory restricted stock and stock options	-	-	-	-	741,618	-	-	741,618
Warrants issued in connection with acquisition	-	-	-	-	1,218,098	-	-	1,218,098

Balance, June 30, 2009	5,953,833	$595	44,530,100	$4,453	$25,210,926	$(23,145,800)	$(361,320)	$1,708,854
Net loss	-	-	-	-	-	(5,827,525)	-	(5,827,525)
Foreign currency translation adjustment	-	-	-	-	-	-	504,842	504,842
Comprehensive loss	-	-	-	-	-	-	-	(5,322,683)

Compensatory restricted stock and stock options	-	-	-	-	690,706	-	-	690,706
Issuance of restricted stock	-	-	113,500	11	(11)	-	-	-
Conversion of preferred stock to common stock	(450,000)	(45)	457,912	45	-	-	-	-
Advances on royalties paid with common stock	-	-	3,000,000	300	1,019,700	-	-	1,020,000
Valuation adjustment to common stock issued for advances on royalties	-	-	-	-	254,145	-	-	254,145
Issuance of common stock in asset acquisition	-	-	10,000,000	1,000	2,999,000	-	-	3,000,000
Issuance of common stock and warrants for settlement of trade payables	-	-	175,000	18	104,482			104,500
Issuance of common stock for services	-	-	100,000	10	94,990	-	-	95,000
Excercise of common stock purchase warrants	-	-	197,858	19	28,010	-	-	28,029
Issuance of common stock for settlement of contingent purchase price payment obligation	-	-	700,000	70	244,930	-	-	245,000
Issuance of common stock for cash	-	-	500,000	50	199,950	-	-	200,000
Modification of warrants for settlement of registration rights penalty	-	-	-	-	308,007	-	-	308,007

Balance, June 30, 2010	5,503,833	$550	59,774,370	$5,976	$31,154,835	$(28,973,325)	$143,522	$2,331,558

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Business

SouthPeak Interactive Corporation (the “Company”) is an independent developer and publisher of interactive entertainment software.  The Company develops, markets and publishes videogames for all leading gaming and entertainment hardware platforms, including home videogame consoles such as Microsoft Corporation’s (“Microsoft”) Xbox 360 (“Xbox360”), Nintendo Co. Ltd.’s (“Nintendo”) Wii (“Wii”), Sony Computer Entertainment’s (“Sony”) PlayStation 3 (“PS3”) and PlayStation 2 (“PS2”); handheld platforms such as Nintendo Dual Screen (“DS”), Nintendo DSi, Sony PlayStation Portable (“PSP”), Sony PSPgo, Apple Inc. (“Apple”) iPhone; and personal computers.  The Company’s titles span a wide range of categories and target a variety of consumer demographics, ranging from casual players to hardcore gaming enthusiasts.

The Company maintains its operations in the United States and the United Kingdom. The Company sells its games to retailers and distributors in North America and United Kingdom, and primarily to distributors in the rest of Europe, Australia and Asia.

The Company has one operating segment, a publisher and distributor of interactive entertainment software for home video consoles, handheld platforms and personal computers.  To date, management has not considered discrete geographical or other information to be relevant for purposes of making decisions about allocations of resources.

Gamecock Acquisition

On October 10, 2008, the Company acquired Gone Off Deep, LLC, doing business as Gamecock Media Group (“Gamecock”), pursuant to a definitive purchase agreement.  Gamecock’s operations were included in the Company’s financial statements for all periods subsequent to the consummation of the business combination only.

Going Concern

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  The ability of the Company to continue as a going concern is predicated upon, among other things, generating positive cash flows from operations, curing the default on the production advance payable, and the resolution of various contingencies.  On August 17, 2009, the Company entered into a unit production financing agreement with a producer relating to the production of certain games, of which the balance outstanding under this agreement was $3,755,104 at June, 30, 2010 (see Note 7).  The Company has failed to make the required payments under this agreement.  As a result, the production advance payable is currently in default and is accruing additional production fees at $0.009 per unit (based upon 382,000 units) for each day after November 15, 2009 (approximately $725,000 through June 30, 2010).  Management plans to maintain the Company’s viability as a going concern by:

•
attempting to expeditiously resolve its contingencies for amounts significantly less than currently accrued in order to reduce aggregate liabilities on the Company’s consolidated balance sheet and on payment terms manageable by the Company; and

•	reducing costs and expenses in order to reduce or eliminate losses.

The Company is seeking to raise additional capital through public and/or private placement offerings.  The ability of the Company to continue as a going concern is dependent upon the success of capital offerings or alternative financing arrangements and expansion of its operations.  If the Company is unsuccessful in raising additional capital from any of these sources, it will defer, reduce, or eliminate certain planned expenditures.  The Company will continue to consider other financing alternatives. There can be no assurance that the Company will be able to obtain any sources of financing on acceptable terms, or at all.

While the Company is committed to pursuing these options and others to address its viability as a going concern, there can be no assurance that these plans will be successfully completed; and therefore, there is uncertainty about the Company’s ability to realize its assets or satisfy its liabilities in the normal course of business. The Company’s consolidated financial statements do not include any adjustments that might result from the resolution of this uncertainty.

1. Summary of Significant Accounting Policies, continued

On July 12, 2010, the Company repaid in full the entire outstanding balance under the credit agreement as a result of entering into a factoring agreement with Rosenthal & Rosenthal, Inc. (the “Factor”) (see Note 26, Subsequent Events for further discussion).

The Company expects to draw on the factoring agreement during fiscal 2011 as necessary to help alleviate liquidity problems, although, as discussed above, the Company will also need to control expenses, maintain the sales backlog at appropriate levels, and keep shipment levels in line with booked orders in order to meet these requirements.  As the factoring agreement is a demand note and subject to termination with 60 days notice, management can give no assurances that funds will be available to settle current liabilities as they become due. Ultimately, failure to obtain additional financing could jeopardize the Company’s ability to continue as a going concern.

On July 16, 2010, the Company entered into a Securities Purchase Agreement with CNH Diversified Opportunities Master Account, L.P., CNH CA Master Account, L.P., AQR Diversified Arbitrage Fund and Terry Phillips, the Company’s chairman, for the sale of $5,500,000 of senior secured convertible notes and warrants.  Mr. Phillips’ Note was issued in exchange for a junior secured convertible note originally issued to him on April 30, 2010 (see Note 9).  The Company received $5.0 million in cash for $5.0 million of the senior secured convertible notes and exchanged a $500,000 prior junior secured convertible note for $500,000 of the senior secured convertible notes (see Note 26, Subsequent Events for further discussion).

On August 31, 2010, the Company entered into an Amended and Restated Securities Purchase Agreement (the “Amended Purchase Agreement”), pursuant to which it sold an aggregate of $2.0 million of a new series of senior secured convertible promissory notes (the “Additional Notes”) to AQR Opportunistic Premium Offshore Fund, L.P., Advanced Series Trust, solely on behalf of the AST Academic Strategies Asset Allocation Portfolio, and Terry Phillips, SouthPeak’s chairman (collectively, the “Additional Note Buyers”).  The Company received $2.0 million in cash for $2.0 million of the Additional Notes, of which $200,000 was paid by Terry Phillips, the Company’s chairman (see Note 26, Subsequent Events for further discussion).

On September 20, 2010, the Company entered into a purchase order financing arrangement with Wells Fargo Bank, National Association (“Wells Fargo”), for up to a maximum of $2.0 million, to provide funding for the development and production of games (Note 26, Subsequent Events for further discussion).

Principles of Consolidation

The consolidated financial statements include the accounts of SouthPeak Interactive Corporation, and its wholly-owned subsidiaries SouthPeak Interactive, L.L.C., SouthPeak Interactive, Ltd., Vid Sub, LLC, Gone Off Deep, L.L.C. and Gamecock Media Europe Ltd. All intercompany accounts and transactions have been eliminated in consolidation.

1. Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of net revenues and expenses during the reporting periods. The most significant estimates and assumptions relate to the recoverability of advances on royalties, intellectual property licenses and intangibles, valuation of inventories, realization of deferred income taxes, the adequacy of allowances for sales returns, price protection and doubtful accounts, accrued and contingent liabilities, the valuation of stock-based transactions and assumptions used in the Company’s goodwill impairment test.  These estimates generally involve complex issues and require the Company to make judgments, involve analysis of historical and the prediction of future trends, and are subject to change from period to period. Actual amounts could differ significantly from these estimates.

Concentrations of Credit Risk, Major Customers and Major Vendors

The financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash balances with financial institutions and accounts receivable. At various times during the years ended June 30, 2010 and 2009, the Company had deposits in excess of the Federal Deposit Insurance Corporation (“FDIC”) limit at a financial institution in the United States; and in excess of the Financial Services Compensation Scheme (“FSCS”) limit at a financial institution in the UK.

The Company does not generally require collateral or other security to support accounts receivable. Management must make estimates of the uncollectibility of the accounts receivable. The Company considers accounts receivable past due based on how recently payments have been received. The Company has established an allowance for doubtful accounts based upon the facts surrounding the credit risk of specific customers, past collections history and other factors.

The Company has two customers, Wal-Mart and GameStop, that accounted for 19% and 18%, respectively, of consolidated gross revenues for the year ended June 30, 2010.   GameStop, Wal-Mart, and Atari accounted for 29%, 15% and 10%, respectively, of consolidated gross accounts receivable at June 30, 2010.  For year ended June 30, 2009, Wal-Mart and GameStop accounted for 18% and 16%, respectively, of consolidated gross revenues.  Navarre Corporation, GameStop, and Wal-Mart accounted for 20%, 17% and 15%, respectively, of consolidated gross accounts receivable at June 30, 2009.

The Company publishes video games for the proprietary console and hand-held platforms created by Microsoft, Sony and Nintendo, pursuant to the licenses they have granted to the Company. Should the Company’s licenses with any of such three platform developers not be renewed by the developer, it would cause a disruption in the Company’s operations. The Company expects that such contracts will be renewed in the normal course of business.

Amounts incurred related to these three vendors as of and for the years ended June 30, 2010 and 2009 are as follows:

	Cost of Goods Sold — Products For the years ended June 30,		Accounts Payable As of June 30,
	2010	2009	2010	2009

Microsoft	$4,036,722	$2,645,797	$158,592	$142,329
Nintendo	$7,737,416	$8,202,395	$-	$-
Sony	$881,832	$1,693,880	$449,042	$12,493

In addition, the Company has purchased a significant amount of video games for resale for such platforms from a single supplier. Such purchases amounted to $1,392,524 and $4,191,109 in “cost of goods sold - product costs” for the years ended June 30, 2010 and 2009, respectively. Amounts included in accounts payable for this vendor at June 30, 2010 and 2009 totaled $1,376,209 and $8,652,019, respectively.

1. Summary of Significant Accounting Policies, continued

Fair Values of Financial Instruments

The recorded amounts of the Company’s cash and cash equivalents, receivables, accounts payable, and accrued liabilities approximate fair values principally because of the short-term nature of these items.  The fair value of the Company’s long-term obligations, the majority of which are carried at a variable rate of interest, are estimated based on the current rates offered to the Company for obligations of similar terms and maturities. Under this method, the Company’s fair value of long-term obligations was not significantly different than the carrying values at June 30, 2010 and 2009.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with maturities of three months or less when purchased.

Restricted Cash

Restricted cash relates to deposits held as cash collateral for the line of credit and funds held in escrow pending resolution of an outstanding litigation matter.

At June 30, 2010 and 2009, restricted cash consisted of the following:

	2010	2009

Cash collateral for the line of credit (See Note 6)	$-	$742,199
Funds held in escrow pending resolution of litigation (See Note 24), of which $265,919 is included as a liability at June 30, 2009	-	503,383

Total	$-	$1,245,582

Allowances for Returns, Price Protection, and Doubtful Accounts

Management closely monitors and analyzes the historical performance of the Company’s various games, the performance of games released by other publishers, and the anticipated timing of other releases in order to assess future demands of current and upcoming games. Initial volumes shipped upon title launch and subsequent reorders are evaluated to ensure that quantities are sufficient to meet the demands from the retail markets, but at the same time are controlled to prevent excess inventory in the channel.

The Company may permit product returns from, or grant price protection to, its customers under certain conditions. Price protection refers to the circumstances when the Company elects to decrease the wholesale price of a product based on the number of products in the retail channel and, when granted and taken, allows customers a credit against amounts owed by such customers to the Company with respect to open and/or future invoices. The criteria the Company’s customers must meet to be granted the right to return products or price protection include, among other things, compliance with applicable payment terms, and consistent delivery to the Company of inventory and sell-through reports. In making the decision to grant price protection to customers, the Company also considers other factors, including the facilitation of slow-moving inventory and other market factors.

Management must estimate the amount of potential future product returns and price protection related to current period revenues utilizing industry and historical Company experience, information regarding inventory levels, and the demand and acceptance of the Company’s games by end consumers. The following factors are used to estimate the amount of future returns and price protection for a particular game: historical performance of games in similar genres; historical performance of the hardware platform; sales force and retail customer feedback; industry pricing; weeks of on-hand retail channel inventory; absolute quantity of on-hand retail channel inventory; the game’s recent sell-through history (if available); marketing trade programs; and competing games. Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price protection in any accounting period. Based upon historical experience, management believes the estimates are reasonable. However, actual returns and price protection could vary materially from management’s allowance estimates due to a number of unpredictable reasons including, among others, a lack of consumer acceptance of a game, the release in the same period of a similarly themed game by a competitor, or technological obsolescence due to the emergence of new hardware platforms. Material differences may result in the amount and timing of the Company’s revenues for any period if factors or market conditions change or if management makes different judgments or utilizes different estimates in determining the allowances for returns and price protection.

1. Summary of Significant Accounting Policies, continued

Similarly, management must make estimates of the uncollectibility of the Company’s accounts receivable. In estimating the allowance for doubtful accounts, the Company analyzes the age of current outstanding account balances, historical bad debts, customer concentrations, customer creditworthiness, current economic trends, and changes in the Company’s customers’ payment terms and their economic condition. Any significant changes in any of these criteria would affect management’s estimates in establishing the allowance for doubtful accounts.

At June 30, 2010 and 2009, accounts receivable allowances consisted of the following:

	2010	2009

Sales returns	$2,634,097	$1,294,082
Price protection	2,257,171	4,998,622
Doubtful accounts	771,442	874,645
Defective items	38,221	47,635

Total allowances	$5,700,931	$7,214,984

Inventories

Inventories are stated at the lower of average cost or market. Management regularly reviews inventory quantities on hand and in the retail channel and records a provision for excess or obsolete inventory based on the future expected demand for the Company’s games. Significant changes in demand for the Company’s games would impact management’s estimates in establishing the inventory provision.  Inventory costs include licensing fees paid to platform proprietors. These licensing fees include the cost to manufacture the game cartridges. These licensing fees included in “cost of goods sold - product costs” amounted to $12,655,970 and $12,542,072, for the years ended June 30, 2010 and 2009, respectively. Licensing fees included in inventory at June 30, 2010 and 2009 totaled $273,166 and $920,747, respectively.

Advances on Royalties

The Company utilizes independent software developers to develop its games in exchange for payments to the developers based upon certain contract milestones. The Company enters into contracts with the developers once the game design has been approved by the platform proprietors and is technologically feasible.  Accordingly, the Company capitalizes such payments to the developers during development of the games. These payments are considered non-refundable royalty advances and are applied against the royalty obligations owed to the developer from future sales of the game. Any pre-release milestone payments that are not prepayments against future royalties are expensed to “cost of goods sold - royalties” in the period when the game is released. Capitalized royalty costs for those games that are cancelled or abandoned are charged to “cost of goods sold - royalties” in the period of cancellation.  Capitalized costs for games that are cancelled or abandoned prior to product release are charged to “cost of goods sold - royalties” in the period of cancellation. The costs were $-0- and $202,562 and for the years ended June 30, 2010 and 2009, respectively.

Beginning upon the related games release, capitalized royalty costs are amortized to “cost of goods sold – royalties” based on the ratio of current revenues to total projected revenues for the specific game, generally resulting in an amortization period of twelve months or less.

1. Summary of Significant Accounting Policies, continued

The Company evaluates the future recoverability of capitalized royalty costs on a quarterly basis. For games that have been released in prior periods, the primary evaluation criterion is actual title performance. For games that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific game to which the royalties relate. Criteria used to evaluate expected game performance include: historical performance of comparable games developed with comparable technology; orders for the game prior to its release; and, for any game sequel, estimated performance based on the performance of the game on which the sequel is based.

Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized royalty costs. In evaluating the recoverability of capitalized royalty costs, the assessment of expected game performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual game sales are less than, and/or revised forecasted or actual costs are greater than, the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Intellectual Property Licenses

Intellectual property license costs consist of fees paid by the Company to license the use of trademarks, copyrights, and software used in the development of games. Depending on the agreement, the Company may use acquired intellectual property in multiple games over multiple years or for a single game.  When no significant performance remains with the licensor upon execution of the license agreement, the Company records an asset and a liability at the contractual amount. The Company believes that the contractual amount represents the fair value of the liability. When significant performance remains with the licensor, the Company records the payments as an asset when paid and as a liability when incurred, rather than upon execution of the agreement. The Company classifies these obligations as current liabilities to the extent they are contractually due within the next twelve months.  Capitalized intellectual property license costs for those games that are cancelled or abandoned are charged to “cost of goods sold - intellectual property licenses” in the period of cancellation.

Beginning upon the related games release, capitalized intellectual property license costs are amortized to “cost of sales - intellectual property licenses” based on the greater of (1) the ratio of current revenues for the specific game to total projected revenues for all games in which the licensed property will be utilized or (2) the straight-line amortization method over the estimated useful lives of the licenses. As intellectual property license contracts may extend for multiple years, the amortization of capitalized intellectual property license costs relating to such contracts may extend beyond one year.

The Company evaluates the future recoverability of capitalized intellectual property license costs on a quarterly basis. For games that have been released in prior periods, the primary evaluation criterion is actual title performance. For games that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific games to which the costs relate or in which the licensed trademark or copyright is to be used. Criteria used to evaluate expected game performance include: historical performance of comparable games developed with comparable technology; orders for the game prior to its release; and, for any game sequel, estimated performance based on the performance of the game on which the sequel is based.  Further, as intellectual property licenses may extend for multiple games over multiple years, the Company also assesses the recoverability of capitalized intellectual property license costs based on certain qualitative factors, such as the success of other products and/or entertainment vehicles utilizing the intellectual property and the continued promotion and exploitation of the intellectual property.

Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized intellectual property license costs. In evaluating the recoverability of capitalized intellectual property license costs, the assessment of expected game performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual game sales are less than, and/or revised forecasted or actual costs are greater than, the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

1. Summary of Significant Accounting Policies, continued

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization is provided using the straight-line method over the estimated useful lives: buildings, 40 years; computer equipment and software, 3 to 5 years; office furniture and other equipment, 5 to 10 years; and leasehold improvements, 5 years. When assets are retired or disposed of, the cost and accumulated depreciation and amortization thereon are removed and any resulting gains or losses are recognized in current operations. Expenditures for maintenance and repairs are charged to operations as incurred. Renewals and betterments are capitalized.

Internal-use Software

The Company capitalizes direct costs of materials and services used in the development of internal-use software.  Amounts capitalized are amortized on a straight-line basis over a period of three to five years and are reported as a component of computer equipment and software within property and equipment, net.  Unamortized computer software costs as of June 30, 2010 and 2009 are $54,834 and $74,617, respectively.  Amortization expense of computer software costs are $41,724 and $34,330 for the years ended June 30, 2010 and 2009, respectively.

Goodwill and Intangible Assets

Goodwill is the excess of purchase price paid over identified intangible and tangible net assets of Gamecock. Intangible assets consist of acquired game sequel titles, distribution and non-compete agreements. Certain intangible assets acquired in a business combination are recognized as assets apart from goodwill. Identified intangibles other than goodwill are generally amortized using the straight-line method over the period of expected benefit ranging from one to three years, except for acquired game sequel titles, which is a usage-based intangible asset that is amortized using the shorter of the useful life or expected revenue stream. During the year ended June 30, 2009, the Company incurred an impairment charge of $1,142,000 related to the write-off of acquired game sequel titles due to the underperformance of the acquired titles.

Assessment of Impairment of Assets

Current accounting standards require that the Company assess the recoverability of purchased intangible assets subject to amortization and other long-lived assets whenever events or changes in circumstances indicate the remaining value of the assets recorded on its consolidated balance sheets is potentially impaired. In order to determine if a potential impairment has occurred, management must make various assumptions about the estimated fair value of the asset by evaluating future business prospects and estimated cash flows. For some assets, the Company’s estimated fair value is dependent upon predicting which of its products will be successful. This success is dependent upon several factors, which are beyond the Company’s control, such as which operating platforms will be successful in the marketplace, market acceptance of the Company’s products and competing products. Also, the Company’s revenues and earnings are dependent on the Company’s ability to meet its product release schedules.

The Company accounts for goodwill using the provisions within ASC Topic 350. Under ASC Topic 350, goodwill is considered to have an indefinite life, and is carried at cost. Goodwill is not amortized, but is subject to an impairment test annually and in between annual tests when events or circumstances indicate that the carrying value may not be recoverable. The Company performs its annual impairment testing at June 30.  Impairment of goodwill is tested at the reporting unit level.  The Company has one reporting unit, because none of the components of the Company constitute a business for which discrete financial information is available and for which Company management regularly reviews the results of operations.

To determine the fair value of the reporting unit used in the first step, the Company uses a combination of the market approach, which utilizes comparable companies’ data and/or the income approach, or discounted cash flows. Each step requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on the Company’s weighted average cost of capital, future economic and market conditions and determination of appropriate market comparables. These estimates and assumptions have to be made for each reporting unit evaluated for impairment. The Company’s estimates for market growth, its market share, and costs are based on historical data, various internal estimates, and certain external sources, and are based on assumptions that are consistent with the plans and estimates the Company is using to manage the underlying business. The Company’s business consists of publishing and distribution of interactive entertainment software and content using both established and emerging intellectual properties, and its forecasts for emerging intellectual properties are based upon internal estimates and external sources rather than historical information and have an inherently higher risk of accuracy. If future forecasts are revised, they may indicate or require future impairment charges. The Company bases its fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

1. Summary of Significant Accounting Policies, continued

The Company’s annual test on its long-lived assets indicated that the carrying value of its long-lived assets was recoverable and that no impairment existed as of the testing date.  As of June 30, 2010, there was no impairment to goodwill.  The Company will continue to monitor its long-lived assets and goodwill for possible future impairment.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks.

The Company reviews the terms of convertible debt and equity instruments issued to determine whether there are embedded derivative instruments, including the embedded conversion option, that are required to be bifurcated and accounted for separately as a derivative financial instrument. When the risks and rewards of any embedded derivative instrument are not “clearly and closely” related to the risks and rewards of the host instrument, the embedded derivative instrument is generally required to be bifurcated and accounted for separately. If the convertible instrument is debt, or has debt-like characteristics, the risks and rewards associated with the embedded conversion option are not “clearly and closely” related to that debt host instrument. The conversion option has the risks and rewards associated with an equity instrument, not a debt instrument, because its value is related to the value of our common stock. Nonetheless, if the host instrument is considered to be “conventional convertible debt” (or “conventional convertible preferred stock”), bifurcation of the embedded conversion option is generally not required. However, if the instrument is not considered to be conventional convertible debt (or conventional convertible preferred stock), bifurcation of the embedded conversion option may be required in certain circumstances. Generally, where the ability to physical or net-share settle the conversion option is deemed to be not within the control of the Company, the embedded conversion option is required to be bifurcated and accounted for as a derivative financial instrument liability.

In connection with the sale of convertible debt and equity instruments, the Company may also issue freestanding options or warrants. Additionally, the Company may issue options or warrants to non-employees in connection with consulting or other services they provide. Although the terms of the options and warrants may not provide for net-cash settlement, in certain circumstances, physical or net-share settlement may be deemed to not be within the control of the Company and, accordingly, the Company may be required to account for these freestanding options and warrants as derivative financial instrument liabilities, rather than as equity.

Derivative financial instruments are required to be initially measured at their fair value. For derivative financial instruments that shall be accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income.

In circumstances where the embedded conversion option in a convertible instrument may be required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

If the embedded derivative instrument is to be bifurcated and accounted for as a liability, the total proceeds received will be first allocated to the fair value of the bifurcated derivative instrument. If freestanding options or warrants were also issued and are to be accounted for as derivative instrument liabilities (rather than as equity), the proceeds are next allocated to the fair value of those instruments. The remaining proceeds, if any, are then allocated to the convertible instrument itself, usually resulting in that instrument being recorded at a discount from its face amount. In circumstances where a freestanding derivative instrument is to be accounted for as an equity instrument, the proceeds are allocated between the convertible instrument and the derivative equity instrument, based on their relative fair values.

1. Summary of Significant Accounting Policies, continued

To the extent that the fair values of the bifurcated and/or freestanding derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is required to be recognized, in order to initially record the derivative instrument liabilities at their fair value. The discount from the face value of the convertible debt instrument is required to be amortized over the life of the instrument through periodic charges to income, using the effective interest method. When the instrument is convertible preferred stock, the periodic amortization of the discount is charged directly to retained earnings.

In December 2008, the Financial Accounting Standards Board ("FASB") issued ASC Topic 815 (formerly EITF 07-5, Determining Whether an instrument (or Embedded Feature) Is Indexed to an Entity 's Own Stock). ASC Topic 815 affects companies that have provisions in their securities purchase agreements (e.g. convertible instruments) that provide for the reset of the current conversion price based upon new issuances by companies at prices below the current conversion price of said instrument. Securities purchase agreements with such provisions will require the embedded derivative instrument to be bifurcated and separately accounted for as a derivative. Subject to certain exceptions, the Company's Series A convertible preferred stock provides for resetting the conversion price if the Company issues new common stock below $ 1.00 per share. ASC Topic 815 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. The Company adopted ASC Topic 815 on July 1, 2009. The adoption of this statement did not have a material impact on the Company's consolidated financial position, results of operations or cash flows as the reset conversion provision did not meet the definition of a derivative since it was not readily net-cash settled.

The Company reviews the classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, at the end of each reporting period. Derivative instrument liabilities are required to be classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date. The Company currently does not have any derivative instruments that are required to be bifurcated and recorded as liabilities.

Convertible Preferred Stock with Detachable Warrants and Beneficial Conversion Feature

The Company accounts for the issuance of detachable stock purchase warrants in accordance with ASC Topic 470, whereby the Company separately measures the fair value of the detachable warrants and records such amounts as a deemed dividend over the period the warrants are outstanding.

In accordance with the provisions of ASC Topic 470, the Company allocates a portion of the proceeds received to the embedded beneficial conversion feature, based on the difference between the effective conversion price of the proceeds allocated to the convertible preferred stock and the fair value of the underlying common stock on the date the convertible preferred stock was issued. Since the convertible preferred stock also had detachable stock purchase warrants, the Company first allocated the proceeds to the stock purchase warrants and the convertible preferred stock and then allocated the resulting convertible preferred stock proceeds between the beneficial conversion feature, which was accounted for as paid-in capital, and the initial carrying amount of the convertible preferred stock. The discount resulting from the beneficial conversion feature is recorded as a deemed dividend.

Registration Rights

Pursuant to the sale of Series A convertible preferred stock, the Company was obligated to file a registration statement with the Securities and Exchange Commission (“SEC”) covering the resale of the shares of its common stock within 30 days following the Company’s filing of its Form 10-K for the year ended June 30, 2008 but not later than October 15, 2008 (the “Filing Deadline”).

If the registration statement is not filed with the SEC by the Filing Deadline, the Company will make pro rata payments to each holder of Series A convertible preferred stock in an amount equal to .5% of the aggregate amount invested by such holder of Series A convertible preferred stock for each 30 day period (or portion thereof) for which no registration statement is filed.  In accordance with ASC Topic 825, the Company recognized a $196,510 liability at June 30, 2009 associated with the registration rights agreement.

1. Summary of Significant Accounting Policies, continued

On June 30, 2010, the Company entered into an Amendment to the Registration Rights Agreement (the “Amendment”) to the Registration Rights Agreement dated May 12, 2008 among the Company, and various investors holding a majority of the registrable securities, as defined in the Registration Rights Agreement.  In connection with the Amendment, the liquidated damages provisions were deleted, the previously accrued liability was eliminated, and the Company agreed to extend the expiration date of the Y warrants held by various investors holding a majority of the registrable securities one year to May 31, 2014.  The resulting modification was considered to be a cancellation of the original warrant agreements and the issuance of new warrant agreements. The impact to the consolidated financial statements was to record $308,007 of expense for the difference in the fair value of the new warrant agreements and the fair value of the original warrant agreements immediately prior to the modification based on the Black-Scholes option pricing model. In addition, the Company recorded a loss on settlement of registration rights penalty of $111,497 in the consolidated statements of operations for the year ended June 30, 2010.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established to reduce deferred tax assets to the amounts expected to be realized.

Revenue Recognition

The Company recognizes revenue from the sale of video games upon the transfer of title and risk of loss to the customer. Accordingly, the Company recognizes revenue for software titles when (1) there is persuasive evidence that an arrangement with the customer exists, which is generally a purchase order, (2) the product is delivered, (3) the selling price is fixed or determinable and (4) collection of the customer receivable is deemed probable.  The Company’s payment arrangements with customers typically provide for net 30 and 60 day terms. Advances received for licensing and exclusivity arrangements are reported on the consolidated balance sheets as deferred revenues until the Company meets its performance obligations, at which point the revenues are recognized. Revenue is recognized after deducting estimated reserves for returns, price protection and other allowances. In circumstances when the Company does not have a reliable basis to estimate returns and price protection or is unable to determine that collection of a receivable is probable, the Company defers the revenue until such time as it can reliably estimate any related returns and allowances and determine that collection of the receivable is probable.

Some of the Company’s video games provide limited online features at no additional cost to the consumer. Generally, the Company considers such features to be incidental to the overall product offering and an inconsequential deliverable. Accordingly, the Company recognizes revenue related to video games containing these limited online features upon the transfer of title and risk of loss to the customer.  In instances where online features or additional functionality are considered a substantive deliverable in addition to the video game, the Company takes this into account when applying its revenue recognition policy.  This evaluation is performed for each video game together with any online transactions, such as electronic downloads or video game add-ons when it is released.  When the Company determines that a video game contains online functionality that constitutes a more-than-inconsequential separate service deliverable in addition to the video game, principally because of its importance to game play, the Company considers that its performance obligations for this game extend beyond the delivery of the game. Fair value does not exist for the online functionality, as the Company does not separately charge for this component of the video game. As a result, the Company recognizes all of the revenue from the sale of the game upon the delivery of the remaining online functionality.  In addition, the Company defers the costs of sales for this game and recognizes the costs upon delivery of the remaining online functionality.

With respect to online transactions, such as electronic downloads of games or add-ons that do not include a more-than-inconsequential separate service deliverable, revenue is recognized when the fee is paid by the online customer to purchase online content and the Company is notified by the online retailer that the product has been downloaded. In addition, persuasive evidence of an arrangement must exist, collection of the related receivable must be probable and the fee must be fixed and determinable.

1. Summary of Significant Accounting Policies, continued

The Company has an arrangement pursuant to which it distributes videogames co-published with another company for a fee based on the gross sales of the videogames.  Under the arrangement, the Company bears the inventory risk as the Company purchases and takes title to the inventory, warehouses the inventory in advance of orders, prices and ships the inventory and invoices its customers for videogame shipments.  Also under the arrangement, the Company bears the credit risk as the supplier does not guarantee returns for unsold videogames and the Company is not reimbursed by the supplier in the event of non-collection.

The Company records the gross amount of revenue under the arrangement as it is not acting as an agent for the principal in the arrangement as defined by ASC Topic 605.

Third-party licensees in Europe distribute Gamecock’s video games under license agreements with Gamecock. The licensees paid certain minimum, non-refundable, guaranteed royalties when entering into the licensing agreements. Upon receipt of the advances, the Company defers their recognition and recognizes the revenues in subsequent periods as these advances are earned by the Company. As the licensees pay additional royalties above and beyond those initially advanced, the Company recognizes these additional royalties as revenues when earned.

With respect to license agreements that provide customers the right to make multiple copies in exchange for guaranteed amounts, revenue is recognized upon delivery of a master copy. Per copy royalties on sales that exceed the guarantee are recognized as earned.  In addition, persuasive evidence of an arrangement must exist, collection of the related receivable must be probable, and the fee must be fixed and determinable.

Consideration Given to Customers and Received from Vendors

The Company offers sales incentives and other consideration to its customers. Sales incentives and other consideration that are considered adjustments of the selling price of the Company’s games, such as rebates and product placement fees, are reflected as reductions to revenue.  Sales incentives and other consideration that represent costs incurred by the Company for assets or services received, such as the appearance of games in a customer’s national circular ad, are reflected as sales and marketing expenses.

Cost of Goods Sold

Cost of goods sold includes: manufacturing costs, royalties, write-off of acquired game sequel titles, and amortization of intellectual property licenses.

Shipping and Handling

The Company incurs shipping and handling costs in its operations. These costs consist of freight expenses incurred for third-party shippers to transport the product to the customers. These costs are included in the warehousing and distribution expenses in the accompanying consolidated statements of operations. Amounts billed to customers are included in net revenues.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies, continued

Advertising

The Company expenses advertising sales promotion expenses as incurred, except for production costs associated with media advertising which are deferred and charged to expense the first time the related advertisement is run. The Company engages in cooperative marketing with certain retail channel partners. The Company accrues marketing and sales incentive costs when the revenue is recognized and such amounts are included in sales and marketing expense when there is an identifiable benefit for which the Company can reasonably estimate the fair value of the benefit; otherwise, they are recognized as a reduction of net revenues. In addition, during the year ended June 30, 2009, the Company engaged in an advertising barter transaction in which the Company sold inventory in exchange for marketing services and recorded the transaction based on the value of the asset transferred. Revenues and marketing expenses in the amount of $73,208 were recorded in accordance with ASC Topic 605.  Advertising expenses for the years ended June 30, 2010 and 2009 were $6,327,304 and $10,178,741, respectively, and are included in sales and marketing in the accompanying consolidated statements of operations.

Stock-Based Compensation

The Company estimates the fair value of share-based payment awards on the measurement date using the Black-Scholes option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the consolidated statements of operations.

Stock-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest and has been reduced for estimated forfeitures. Stock compensation guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company estimates the value of employee stock options on the date of grant using the Black-Scholes option pricing model. The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to; the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

The Company accounts for equity instruments issued to non-employees based on the estimated fair value of the equity instrument that is recorded on the earlier of the performance commitment date or the date the services required are completed.  Until shares under the award are fully vested, the Company marks-to-market the fair value of the options at the end of each accounting period.

Transaction Costs

Prior to the acquisition of SouthPeak Interactive, L.L.C., the Company was a non-operating public shell. Pursuant to Securities and Exchange Commission ("SEC") rules, the merger or acquisition of a private operating company into a non-operating public shell with nominal net assets is considered a capital transaction, rather than a business combination. Accordingly, for accounting purposes, the transaction was treated as a reverse acquisition and recapitalization, and pro-forma information is not presented. Transaction costs incurred in the reverse acquisition were expensed.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies, continued

Foreign Currency Translation

The functional currency for the Company’s foreign operations is the applicable local currency. Accounts of foreign operations are translated into U.S. dollars using exchange rates for assets and liabilities at the balance sheet date and average prevailing exchange rates for the period for revenue and expense accounts. Adjustments resulting from translation are included in other accumulated comprehensive income (loss). Realized transaction gains and losses are included in income in the period in which they occur, except on intercompany balances considered to be long-term. Transaction gains and losses on intercompany balances considered to be long-term are recorded in other accumulated comprehensive income (loss). Foreign exchange transaction gains (losses) included in general and administrative expenses in the accompanying consolidated statements of operations for the years ended June 30, 2010 and 2009 amounted to $241,341 and $(45,676), respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) is disclosed in the consolidated statements of shareholders’ equity. Foreign currency translation adjustments have been the only component of comprehensive loss to date. Accordingly, accumulated other comprehensive income (loss) is equal to the accumulated translation adjustment of $143,522 and ($361,320) at June 30, 2010 and 2009, respectively. The Company’s item of other comprehensive income (loss) is its foreign currency translation adjustment, which relates to investments that are considered permanent in nature and therefore do not require tax adjustments.

For the years ended June 30, 2010 and 2009, the Company’s comprehensive income (loss) was as follows:

	For the
	years ended June 30,
	2010	2009

Net loss	$(5,827,525)	$(12,206,652)
Change in foreign currency translation adjustment	504,842	(211,280)

Comprehensive income (loss)	$(5,322,683)	$(12,417,932)

Fair Value Measurements

Effective July 1, 2009, the Company adopted the provisions of the fair value measurement accounting and disclosure guidance related to non-financial assets and liabilities recognized or disclosed at fair value on a nonrecurring basis. This standard establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements, and clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The provisions also establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The guidance requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

▪	Level 1: Quoted market prices in active markets for identical assets or liabilities.

▪
Level 2: Quoted prices in active markets for similar assets and liabilities, quoted prices for identically similar assets or liabilities in markets that are not active and models for which all significant inputs are observable either directly or indirectly.

1. Summary of Significant Accounting Policies, continued

▪	Level 3: Unobservable inputs reflecting the reporting entity's own assumptions or external inputs for inactive markets.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement. While the Company has previously invested in certain assets that would be classified as "level 1", as of June 30, 2010, the Company does not hold any "level 1" cash equivalents that are measured at fair value on a recurring basis, nor does the Company have any assets or liabilities that are based on "level 2" or "level 3" inputs.

On February 23, 2010, the Company issued to the videogame publisher 3,000,000 shares of common stock, valued at $1,020,000, based on the fair market value of the Company’s common stock on the date the agreement was executed by the parties. The Company has capitalized such payment to the videogame publisher and the amount is marked-to-market on a quarterly basis.  The fair value of the advances on royalties is based entirely upon quoted market prices, which is a Level 1 input.  The Company recorded a $254,145 increase to the carrying amount of asset related to the periodic fair value remeasurement at June 30, 2010.  During the year ended June 30, 2009, 196,219 shares were earned and $68,519 was expensed to “cost of goods sold – royalties”, of which $1,805 related to the periodic fair value remeasurement.  As of June 30, 2010, 2,803,781 shares of common stock, valued at $1,205,626, based on the fair market value of the Company’s common stock were included advances on royalties.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies, continued

Earnings (Loss) Per Common Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding for all periods.  Diluted earnings per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of shares outstanding, increased by common stock equivalents.  Common stock equivalents represent incremental shares issuable upon exercise of outstanding options and warrants, the conversion of preferred stock and the vesting of restricted stock. However, potential common shares are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.  Potentially dilutive securities including outstanding options, warrants, restricted stock, and the conversion of preferred stock amounted to 7,581,089 and 14,145,866 during the years ended June 30, 2010 and 2009, respectively.

Reclassifications

Certain prior period amounts have been reclassified to conform to current period presentations. The reclassifications did not impact previously reported total assets, liabilities, shareholders’ equity or net loss.

Subsequent Events

Material subsequent events have been considered for disclosure and recognition through the filing date of these consolidated financial statements.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) has codified a single source of U.S. GAAP, the “Accounting Standards Codification.” Unless needed to clarify a point to readers, the Company will refrain from citing specific section references when discussing application of accounting principles or addressing new or pending accounting rule changes.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-14, “Software (Topic 985): Certain Revenue Arrangements That Include Software Elements - a consensus of the FASB Emerging Issues Task Force (“EITF”)” (formerly EITF 09-3). ASU 2009-14 revises FASB ASC 985-605 to drop from its scope all tangible products containing both software and non-software components that operate together to deliver the products’ functions. It also amends the determination of how arrangement consideration should be allocated to deliverables in a multi-deliverable revenue arrangement. ASU 2009-14 is effective for fiscal years beginning after June 15, 2010. Early adoption is permitted with required transition disclosures based on the period of adoption. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements - a consensus of the FASB Emerging Issues Task Force” (formerly EITF 08-1), which amends the revenue recognition guidance for arrangements with multiple deliverables.  ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how to allocate consideration to each unit of accounting in the arrangement. This ASU replaces all references to fair value as the measurement criteria with the term selling price and establishes a hierarchy for determining the selling price of a deliverable. It also eliminated the use of the residual value method for determining the allocation of arrangement consideration. ASU 2009-13 is effective for fiscal years beginning after June 15, 2010. Early adoption is permitted with required transition disclosures based on the period of adoption. The Company does not expect the adoption of the new guidance to have a significant impact on its consolidated financial statements as the majority of its revenues are driven from single element deliverables.

2. Gamecock Acquisition

On October 10, 2008, the Company acquired Gamecock pursuant to a definitive purchase agreement (the “Gamecock Agreement”) with Vid Agon, LLC (the “Seller”) and Vid Sub, LLC (the “Member”). The Member is a wholly-owned subsidiary of the Seller and Gamecock is a wholly-owned subsidiary of the Member.  Pursuant to the terms of the Gamecock Agreement, the Company acquired all of the outstanding membership interests of the Member in exchange for aggregate consideration of 7% of the future revenues from sales of certain Gamecock games, net of certain distribution fees and advances, and a warrant to purchase 700,000 shares of the Company’s common stock.

The amount of the contingent purchase price payment obligations (the “Gamecock Earn-Out”) has been added to the purchase price (i.e. goodwill).

The purchase price of Gamecock, adjusted from its initial purchase price and finalized on October 10, 2009, consists of the following items:

Fair value of 700,000 warrants to purchase common stock with an exercise price of $1.50 per share based on the closing date of the transaction, October 10, 2008	$1,033,164
Transaction costs	750,000

Total initial purchase consideration	$1,783,164

For services rendered in connection with the acquisition of Gamecock, the Company issued warrants with an exercise price of $1.50 to purchase 112,500 shares of the Company’s common stock, exercisable on or before October 10, 2013.  The warrants were valued at $166,044, the fair market value on the date of issuance, and were accounted for as a cost of the Gamecock acquisition.

The fair value of the stock warrants was determined using the Black-Scholes option pricing model and the following assumptions: (a) the fair value of the Company’s common stock of $2.35 per share, which is the closing price as of October 10, 2008, (b) volatility of 57.68%, (c) a risk free interest rate of 2.77%, (d) an expected term, also the contractual term, of 5.0 years, and (e) an expected dividend yield of 0.0%.

The acquisition was accounted for under the purchase method of accounting with the Company as the acquiring entity.  Accordingly, the consideration paid by the Company to complete the acquisition was allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the date of the acquisition.  The allocation of the purchase price was based upon certain external valuations and other analyses.  Between the acquisition date and October 10, 2009, the Company adjusted its initial acquisition cost and preliminary purchase price allocation to reflect adjustments to certain assets, reserves, and obligations. The purchase price allocation was finalized on October 10, 2009.

The final purchase price allocations, adjusted from the preliminary purchase price allocation disclosed as of June, 30 2009, were as follows:

	Preliminary Purchase Price Allocation as of June 30, 2009	Final Purchase Price Allocation as of October 10, 2009

Working capital, excluding inventories	$827,287	$827,287
Inventories	156,745	156,745
Other current assets	36,369	36,369
Property and equipment	209,441	209,441

2. Gamecock Acquisition, continued

	Estimated useful life

Intangible assets:
Royalty agreements (Advances on royalties)	1 – 2 years	3,424,000	3,424,000
Game sequel titles	5 – 12 years	1,142,000	1,142,000
Non-compete agreements	Less than 1 year	200,000	200,000
Distribution agreements	3 years	40,000	40,000
Goodwill	Indefinite	6,595,123	6,539,700
Liabilities		(10,847,801)	(10,792,378)

Total initial purchase consideration		$1,783,164	$1,783,164

The adjustments to the preliminary purchase price allocation disclosed as of June 30, 2009, compared to the final purchase price allocation completed as of October 10, 2009, related to information obtained subsequent to June 30, 2009, upon completion of the purchase price allocation procedures the Company identified at the acquisition date.  Adjustments to the preliminary purchase price allocation are primarily related to updated valuations in the preliminary appraisals of identifiable intangible assets as well as the acquired liabilities.

The following table presents the gross and net balances, and accumulated amortization of the components of the Company’s purchased amortizable intangible assets included in the acquisition as of June 30, 2010:

		Accumulated
	Gross	Amortization	Net

Royalty agreements (Advances on royalties)	$3,424,000	$2,754,000	$670,000
Intangible assets, net
Game sequel titles	$1,142,000	$1,142,000	$-
Non-compete agreements	200,000	200,000	-
Distribution agreements	40,000	22,975	17,025

Total intangible assets, net	$1,382,000	$1,364,975	$17,025

Intangible assets and goodwill are expected to be tax deductible.  During the year ended June 30, 2009, the Company incurred an impairment charge of $1,142,000 related to write-off of acquired game sequel titles due to the underperformance of the acquired titles.

Amortization expense for the years ended June 30, 2010 and 2009 was $26,785 and $196,190, respectively.

The estimated future decreases (increases) to net income (loss) from the amortization of the finite-lived intangible assets are the following amounts:

Year ending June 30,
2011	$13,333
2012	$3,692

The weighted average estimated amortization period as of June 30, 2010 is 15 months.

As of June 30, 2010, a total of $1,353,211, which may be netted contractually against adjustments for excess payables, as defined pursuant to the Gamecock Agreement, of the Gamecock Earn-Out has been achieved and was recorded as goodwill in the consolidated balance sheets.

The following table summarizes the unaudited pro forma information assuming the business combination had occurred at the beginning of the periods presented.  This pro forma financial information is for informational purposes only and does not reflect any operating efficiencies or inefficiencies which may result from the business combination and therefore is not necessarily indicative of results that would have been achieved had the businesses been combined during the periods presented.

2. Gamecock Acquisition, continued

For the year ended June 30, 2009

Pro forma net revenues	$48,109,355
Pro forma net loss	(45,563,382)
Pro forma net loss per share—basic	(1.23)
Pro forma net loss per share—diluted	(1.23)

On December 4, 2008, the Company acquired the remaining 4% minority interest in Gamecock in exchange for aggregate consideration of 50,000 warrants to purchase shares of the Company’s common stock, with an exercise price of $1.50 per share, exercisable subject to the achievement of certain revenue targets. The transaction has been accounted for as a purchase and resulted in an increase to goodwill of $18,889.  The fair value of the stock warrants was determined using the Black-Scholes option pricing model and the following assumptions: (a) the fair value of the Company’s common stock of $1.10 per share, which is the closing price as of December 4, 2008, (b) volatility of 63.76%, (c) a risk free interest rate of 1.51%, (d) an expected term, also the contractual term, of 3.0 years, and (e) an expected dividend yield of 0.0%.

Gain on Settlement of Earn-Out

Pursuant to the terms of the Gamecock Agreement, the Company was obligated to pay the Seller 7% of the future revenues from sales of certain Gamecock games, net of certain distribution fees and advances.  On March 3, 2010, the Company settled this contingent purchase price payment obligation in exchange for the issuance to the Seller of 700,000 shares of common stock (which were valued at $245,000 based on the fair market value of the Company’s common stock on the settlement date) and the payment of $200,000 in cash.  In connection with the settlement, the warrant to purchase 700,000 shares of the Company’s common stock was cancelled. Under the settlement agreement, the Company and Seller agreed to settle all current and future claims against one another. The Company had previously accrued $1,353,211 for the contingent purchase price payment to the Seller within accrued expenses and other current liabilities. As a result of the settlement, for the year ended June 30, 2010, the Company has recognized a gain on settlement of contingent purchase price obligation of $908,210 in the accompanying consolidated statements of operations.

3. Inventories

At June 30, 2010 and 2009, inventories consist of the following:

	2010	2009

Finished goods	$1,085,433	$3,858,518
Purchased parts and components	125,868	601,319

Total	$1,211,301	$4,459,837

During the years ended June 30, 2010 and 2009, inventory was written down in the amount of $138,237 and $-0-, respectively.

4. Property and Equipment, net

At June 30, 2010 and 2009, property and equipment, net was comprised of the following:

	2010	2009

Land	$544,044	$544,044
Building and leasehold improvements	1,496,099	1,496,147
Computer equipment and software	774,361	719,621
Office furniture and other equipment	440,424	353,406
	3,254,928	3,113,218

Less: accumulated depreciation and amortization	586,936	359,079

Property and equipment, net	$2,667,992	$2,754,139

4. Property and Equipment, net, continued

Depreciation and amortization expense for the years ended June 30, 2010 and 2009 was $242,450 and $181,963, respectively.

5. Intellectual Property Licenses

On August 28, 2007, the Company contracted to use copyrighted images in a game that a third party developer developed for the Company for a total cost of $100,000. In addition, on October 29, 2007, the Company contracted to license software that would be used in the development of games by third parties for a total cost of $2,685,000 to be paid within 18 months. At June 30, 2010 and 2009, the Company has accrued $135,000 related to these contracts, which is included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets.

Amortization expense was $411,243 and $454,437 for the years ended June 30, 2010 and 2009, respectively, which was recorded as “cost of goods sold – intellectual property licenses”.  As of June 30, 2010 and 2009, accumulated amortization was $867,143 and $456,147, respectively.

Amortization expense for these assets is anticipated to be $384,000 per year through fiscal 2015.

In July 2009, the Company adopted a new standard which provides guidance for determining the useful life of a recognized intangible asset and requires enhanced disclosures so that users of financial statements are able to assess the extent to which the expected future cash flows associated with the asset are affected by the Company’s intent and/or ability to renew or extend the arrangement. The adoption of this standard did not impact the Company’s consolidated financial statements.

6. Line of Credit

The Company had a $8.0 million revolving line of credit facility with SunTrust Banks, Inc. (“SunTrust”) that was scheduled to mature on November 30, 2010.   As of June 30, 2010 and June 30, 2009, the Company’s borrowing base could not exceed 55% and 65%, respectively, of eligible accounts receivable plus $500,000. The line of credit bore interest at prime plus 1½%, which was 4.75% and 3.75% at June 30, 2010 and June 30, 2009, respectively.  SunTrust processed payments received on such accounts receivable as payments on the revolving line of credit. The line was collateralized by gross accounts receivable of approximately $1,861,000 and $8,673,000 at June 30, 2010 and June 30, 2009, respectively. The line of credit was further collateralized by personal guarantees, and pledge of personal securities and assets by two Company shareholders, one of whom is the Company’s chairman, and certain other affiliates. The agreement contained certain financial and non-financial covenants. At June 30, 2010, the Company was not in compliance with these covenants.

At June 30, 2010 and June 30, 2009, the outstanding line of credit balance was $3,830,055 and $5,349,953, respectively. At June 30, 2010 and June 30, 2009, the Company had $-0- and $-0-, respectively, available under its credit facility. For the years ended June 30, 2010 and 2009, interest expense relating to the line of credit was $220,910 and $211,063, respectively. There was $33,284 and $-0- of accrued interest at June 30, 2010 and 2009, respectively.

6. Line of Credit, continued

On July 12, 2010, the Company repaid in full the entire outstanding balance under the credit agreement as a result of entering into a factoring agreement with Rosenthal & Rosenthal, Inc. (the “factor”) (see Note 26, Subsequent Events for further discussion).

7. Production Advance Payable

On August 17, 2009, the Company entered into a unit production financing agreement with a producer relating to the production of certain games, of which the balance outstanding under this agreement was $3,755,104 at June 30, 2010.  Production fees relating to this production advance for the year ended June 30, 2010 totaled $1,141,382, and includes the production fees of $725,000 related to the default status of the production advance, as described in the subsequent paragraph.  These amounts are included in interest expense on the accompanying consolidated statements of operations. As of June 30, 2010, accrued and unpaid production fees totaled $1,000,392 and are included in accrued expenses and other current liabilities. The Company is obligated to pay approximately $103,000 of production fees for every month the full production advance is outstanding past its due date of November 15, 2009.  Pursuant to the agreement, the Company has assigned to the producer a portion of the net revenues related to the sale of certain games in Europe.

The Company has failed to make the required payments under this agreement.   Accordingly, the production advance payable is currently in default and is accruing production fees at $0.009 per unit (based upon 382,000 units) for each day after November 15, 2009 (approximately $725,000 through June 30, 2010).  Pursuant to the terms of the production financing agreement, the producer is free to exercise any rights in connection with the security interests granted.

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	June 30,
	2010	2009

Accrued expenses	$1,700,208	$1,543,319
Reserve for marketing development funds (MDF)	344,210	217,485
Commissions	161,678	139,527
Guaranteed royalty payments	135,000	135,000
Accrued payroll and payroll taxes	266,740	83,484
Customer cash in advance deposits	31,793	44,548
Accrued interest	1,062,200	-
Other	79,882	255,737

	$3,781,711	$2,419,100

9. Secured Subordinated Convertible Promissory Notes

On April 29 and 30, 2010, the Company entered into a note purchase agreement pursuant to which the Company could issue up to $5.0 million of junior secured subordinated promissory notes (the “Junior Notes”) in one or more closings and each of the Company’s subsidiaries guaranteed the Company’s obligations under the Junior Notes.  Pursuant to the Note Purchase Agreement, the Company issued Junior Notes in the aggregate principal amount of $950,000 in private placements that closed on April 30, 2010 and May 6, 2010.  Of the Junior Notes issued on April 29 and 30, 2010, the Company’s Chairman, purchased $500,000.

The Junior Notes are due and payable in full on December 27, 2010 and bear interest at the rate of 10% per annum. The Junior Notes are secured by all of the assets of the Company and its subsidiaries and the indebtedness under the Junior Notes and the security interest granted by the Company and its subsidiaries in the Note Purchase Agreement are junior to the Company’s indebtedness to SunTrust Banks, Inc., the Company’s senior lender, and the indebtedness held by any future senior lender of the Company or its subsidiaries.  The principal and accrued interest outstanding under each Junior Note is convertible, in whole or in part, at the option of its holder into shares of the Company’s common stock at a price per share of $0.45 per share.

9. Secured Subordinated Convertible Promissory Notes, continued

The Company has evaluated the conversion feature of the Junior Notes and determined that there is no beneficial conversion feature as the conversion price of $0.45 per share was greater than the fair value of the stock at the time of issuance.

The interest expense incurred for the year ended June 30, 2010 related to the Junior Notes was $15,548. There was $15,548 of accrued interest at June 30, 2010.

10. Long-term Debt

At June 30, 2010 and 2009, long-term debt was comprised of the following:

	2010	2009
Mortgages payable
First National Bank	$1,013,964	$1,039,078
Southwest Securities, FSB	479,000	493,437
Vehicle notes payable	113,567	57,296

Total debt	1,606,531	1,589,811
Less current portion	65,450	50,855

Total long-term debt	$1,541,081	$1,538,956

On January 30, 2009, the Company purchased a building in Grapevine, Texas for $625,000.  In connection with the purchase, the Company entered into a five year mortgage with a financial institution in the amount of $500,000.  The interest rate on the mortgage adjusts daily to prime plus 1.0% (5.5% at June 30, 2010).  Principal and interest are payable in monthly installments of $3,439 beginning February 28, 2009 and continuing until January 28, 2014 when the entire balance of principal and accrued interest is due and payable.  The mortgage is secured by the land and building. The Company’s chairman has personally guaranteed the mortgage note.

On October 4, 2007, the Company purchased a building and land in Grapevine, Texas for $1,175,000. This building is being used by the Company as office space. In connection with the purchase, the Company entered into a 20 year mortgage with a financial institution in the amount of $1,068,450. The interest rate on the mortgage is fixed at 7.5% until March 2013 and will adjust every five years to prime minus ¼%. The monthly principal and interest payment is $8,611 with interest only payments for the first six months. The mortgage is secured by the purchased land and building. Two shareholders of the Company, one of whom is the Company’s chairman, have personally guaranteed the mortgage note.

The Company has entered into various note agreements for the purchase of vehicles used in its business. The notes bear interest at rates between 0.0% and 7.34%, require monthly payments of principal and interest and are generally secured by the specific vehicle being financed. The notes have original terms of five years.

The interest expense incurred for the years ended June 30, 2010 and 2009 related to long-term debt was $108,876 and $91,004, respectively.

The scheduled maturities of the long-term debt as of June 30, 2010 are as follows:

Year ending June 30,
2011	$65,450
2012	68,992
2013	73,346
2014	489,277
2015	48,981
Thereafter	860,485

Total	1,606,531

Less: current maturities	65,450

Long-term debt, net of current portion	$1,541,081

11. Related Party Transactions

For all periods presented, the Company had the following related party transactions.

Related party receivables

Related party receivables consist primarily of short-term advances to employees. No allowance has been provided due to the short-term nature and recoverability of such advances.

Also included in related party receivables at June 30, 2010 is a receivable attributed to lease income. The Company leases certain office space to a company whose shareholders are also shareholders of the Company, one of whom is the Company's chairman.  At June 30, 2010 and 2009, $7,815 and $-0-, respectively, was owed to the Company and is included in related party receivables.  See Leases – Related Parties within Note 11 for further details.

Due to Shareholders

During the year ended June 30 2009, the Company’s chairman advanced the Company $307,440. The advance was unsecured, payable on demand and non-interest bearing.  At June 30, 2009, the amount due was $232,440.  The amount was repaid in full during the year end June 30, 2010.

Due to Related Parties

During the year ended June 30, 2009, the Company collected sales commissions totaling $226,216 on behalf of an affiliate of two shareholders of the Company, one of whom is the Company's chairman.  At June 30, 2009, $113,499 remained payable to the affiliate and is included in due to related parties in the accompanying consolidated balance sheets. The amount was repaid in full during the year end June 30, 2010.

During the years ended June 30, 2010 and 2009, the Company expensed $26,400 and $78,562, respectively, related to broadband usage from an internet service provider partially owned by two shareholders of the Company, one of whom is the Company's chairman, of which $2,200 and $11,546 remained as a payable to the affiliate and is included in due to related parties in the accompanying consolidated balance sheets at June 30, 2010 and 2009, respectively.  These amounts are included in general and administrative expenses in the accompanying consolidated statements of operations.

During the year ended June 30, 2009, the Company expensed $12,927 related to purchases from an import company partially owned by the Company's chairman, of which no amounts were outstanding at June 30, 2009.  This amount is included in general and administrative expenses in the accompanying consolidated statements of operations.

Accrued Expenses - Related Parties

Accrued expenses - related parties as of and for the years ended June 30, 2010 and 2009 are as follows:

	2010	2009

Balance at July 1	$221,493	$14,061
Expenses incurred:
Rent	110,000	100,250
Commissions	551,932	916,039
Less: amounts paid	(561,144)	(808,857)

Balance at June 30	$322,281	$221,493

11. Related Party Transactions, continued

The Company incurred sales commissions for the marketing and sale of video games with four affiliates of the Company's chairman.  Sales commissions for the years ended June 30, 2010 and 2009 were $551,932 and $916,039, respectively.  These amounts are included in sales and marketing in the accompanying consolidated statements of operations.

Leases - Related Parties

The Company leases certain office space from a company whose shareholders are also shareholders of the Company, one of whom is the Company’s chairman.  Related party lease expense was $110,000 and $100,250 for the years ended June 30, 2010 and 2009, respectively.  These amounts are included in the general and administrative expense in the accompanying consolidated statements of operations. The lease expires on December 31, 2010.

The Company leases certain office space to a company whose shareholders are also shareholders of the Company, one of whom is the Company's chairman.  Related lease income was $15,630 and $15,636 for years ended June 30, 2010 and 2009, respectively.  These amounts are included in general and administrative expense in the accompanying consolidated statements of operations.  The lease expires on December 31, 2010.

Revenue – Related Parties

The Company sold units of older, slow-moving video games to a company partially owned by the Company’s chairman and chief executive officer.  Related party revenue was $3,481 for the year ended June 30, 2010.  This amount was included in net revenue in the accompanying consolidated statements of operations.

12. Product Sales and Geographic Information

The Company operates in one reportable segment in which it is a publisher and distributor of interactive entertainment software for home video consoles, handheld platforms and personal computers. The Company’s published games have accounted for a significant portion of the net revenues of the Company. Net revenues by product groups are as follows:

	Console	Hand-held	PC	Other	Total
For the year ended
June 30, 2010	$17,400,334	$17,158,740	$5,740,065	$-	$40,299,139
June 30, 2009	$25,263,570	$19,378,357	$2,707,505	$(69,738)	$47,279,694

Geographic information is based on the location of the selling entity. Geographic information regarding net revenues for the year ended June 30, 2010 and 2009 is as follows:

	North America	Europe	Other	Consolidated
As of and for the year ended June 30, 2010
Net revenues	$32,560,862	$6,989,875	$748,402	$40,299,139
Long-lived assets	13,402,417	251,385	-	13,653,802

As of and for the year ended June 30, 2009
Net revenues	$41,980,819	$4,273,463	$1,025,412	$47,279,694
Long-lived assets	13,470,407	304,157	-	13,774,564

13. Commitments

The total future minimum commitments as of June 30, 2010 are as follows:

13. Commitments, continued

	Software	Office
	Developers	Lease	Total
For the year ending June 30,

2011	$6,802,970	$85,867	$6,888,837
2012	–	30,867	30,867
2013	–	28,294	28,294

Total	$6,802,970	$145,028	$6,947,998

Developer of Intellectual Property Contracts

The Company regularly enters into contractual arrangements with third parties for the development of games as well as the rights to license intellectual property. Under these agreements, the Company commits to provide specified payments to a developer or intellectual property holders, based upon contractual arrangements, and conditioned upon the achievement of specified development milestones. These payments to third-party developers and intellectual property holders typically are deemed to be advances and are recouped against future royalties earned by the developers based on the sale of the related game. “Cost of goods sold - royalties” amounted to $12,383,362 and $9,654,810 for the years ended June 30, 2010 and 2009, respectively.

Lease Commitments

In January 2008, the Company entered into a new four year lease for its United Kingdom office, with a yearly rent of approximately $30,000 plus value added tax (VAT). Office rent expense for the years ended June 30, 2010 and 2009 was $32,163 and $50,902, respectively.

The Company entered into a non-cancelable operating lease with an affiliate, on January 1, 2008, for offices located in Midlothian, Virginia. The lease provided for monthly payments of $7,542 for the first 12 months and increased to $9,167 in January 2009 for the remaining 24 months. Office rent expense for the years ended June 30, 2010 and 2009 was $110,000 and $100,250, respectively.

Solicitation Services

Prior to the acquisition of SouthPeak Interactive, L.L.C., the Company engaged HCFP/Brenner Securities, LLC (“HCFP”), on a non-exclusive basis, to act as its agent for the solicitation of the exercise of the Class W and Class Z warrants. In consideration for solicitation services, the Company agreed to pay HCFP a commission equal to 5% of the exercise price for each Class W warrant and Class Z warrant exercised after April 18, 2007 if the exercise is solicited by HCFP. No services have been provided as of June 30, 2010.

For services rendered in connection with the acquisition of SouthPeak Interactive, L.L.C., the Company issued warrants with an exercise price of $1.00 to purchase 500,000 shares of the Company’s common stock, exercisable on or before April 25, 2013, to HCFP.

In exchange for investment banking services related to the sale of the Series A convertible preferred stock, the Company agreed to pay HCFP a fee consisting of, (a) cash in an amount equal to 6.5% of the gross proceeds received by the Company, including the conversion of indebtedness, (b) warrants with an exercise price of $1.00 per share to purchase a number of shares of common stock equal to 10% of the total number of shares of Series A convertible preferred stock issued by the Company (for which HCFP received 1,456,383 warrants to purchase shares of common stock during the year ended June 30, 2009), and (c) one Class Y warrant for every ten Class Y warrants issued in connection with the sale of Series A convertible preferred stock (for which HCFP received Y warrants to purchase 616,015 shares of common stock during the year ended June 30, 2009).  The fair value of the warrants was accounted for as a cost of the Series A convertible preferred stock offering (see Notes 4 and 5).

13. Commitments, continued

Employment Agreements

The Company has employment agreements with several members of senior management. The agreements, with terms ranging from approximately two to three years, provide for minimum salary levels, performance bonuses, and severance payments.

14. Capital Stock

Preferred Stock

On May 12, 2008 the Company amended the articles of incorporation by increasing the number of preferred stock authorized, par value $0.0001 per share, from 5,000,000 to 20,000,000 shares of preferred stock. Of the 20,000,000 authorized, 15,000,000 of the preferred stock were designated Series A convertible preferred stock. The Series A convertible preferred stock votes together as a single class and on an as converted basis with the common stock. The Series A convertible preferred stock has no dividend right. The Company can require the conversion of the Series A convertible preferred stock if the 10 day weighted closing price per share of the Company’s common stock is at least $2.00 per share. The remaining preferred stock may be issued in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including but not limited to, dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series.

Series A Convertible Preferred Stock

During the fiscal year ended June 30, 2009, the Company raised $1,579,000 in gross cash proceeds through the private placement of 1,579,000 shares of a newly designated class of Series A convertible preferred stock at a purchase price of $1.00 per share to a group of accredited investors.

The shares of Series A convertible preferred stock were initially convertible into common stock at a conversion price of $1.00 per share. In conjunction with the private placement, for every two shares of preferred stock purchased, each purchaser was entitled to exchange one Class W or Class Z warrant in exchange for one Class Y warrant. Each Class Y warrant entitles the holder to purchase a share of common stock for $1.50 per share. The expiration date for the Y warrants is May 31, 2013. During the fiscal year ended June 30, 2009, the Company issued 6,160,149 Class Y warrants in exchange for the cancellation of 4,689,950 Class W and 1,470,199 Class Z warrants (see Note 5).

The Company has accounted for the warrant exchange right similar to the issuance of detachable stock purchase warrants in accordance with ASC Topic 470, whereby the Company separately measured the fair value of the convertible preferred stock and the warrant exchange right and allocated the total proceeds in accordance with their relative fair value at the time of issuance.

In accordance with the provisions of ASC Topic 470, the Company allocated a portion of the proceeds received to the embedded beneficial conversion feature, based on the difference between the effective conversion price of the proceeds allocated to the convertible preferred stock and the fair value of the underlying common stock on the date the convertible preferred stock was issued. Since the convertible preferred stock also had detachable stock purchase warrants, the Company first allocated the proceeds to the stock purchase warrants and the convertible preferred stock and then allocated the resulting convertible preferred stock proceeds between the beneficial conversion feature, which was accounted for as paid-in capital, and the initial carrying amount of the convertible preferred stock. During the year ended June 30, 2009, the discount resulting from the beneficial conversion feature was recorded as a deemed dividend in the amount of $1,142,439, representing the beneficial conversion feature of the Series A convertible preferred stock.

The Company incurred a fee for the financing equal to: (a) 6.5% of the gross proceeds received for the sale of Series A convertible preferred stock, including the conversion of indebtedness, payable in cash, (b) warrants with an exercise price of $1.00 per share to purchase a number of shares of common stock equal to 10% of the total number of shares of Series A convertible preferred stock issued, and (c) one Class Y warrant for every ten Class Y warrants issued pursuant to the sale of Series A convertible preferred stock. The fee was accounted for as a cost of capital.

14. Capital Stock, continued

The Company has registered for resale shares of its common stock issuable to the investors and finders upon conversion of the preferred stock and exercise of the warrants issued in the private placement. If the Company is unable to maintain the effectiveness of the registration statement related to the Series A convertible preferred stock for more than 30 days in any given year, the Company is obligated to pay investors liquidated damages in cash equal to .5% of the stated value of the Series A convertible preferred stock per month. Liquidated damages will not accrue nor be payable for times during which the shares covered by the related prospectus are transferable by the holder pursuant to Rule 144(k) under the Securities Act of 1933, as amended.

The Series A convertible preferred stock is convertible at the option of the holder into shares of common stock at a rate of $1.00 per share divided by the then-applicable conversion price. As of June 30, 2010 and 2009, the conversion price was $0.96 and $1.00, respectively, per share and the outstanding shares of Series A convertible preferred stock were convertible into 5,733,159 and 5,953,833, respectively, shares of common stock.

Subject to certain exceptions, the conversion price will be adjusted if the Company issues or sells shares of common stock or non-voting common stock (including options to acquire shares and securities convertible into or exchangeable for shares of common stock or non-voting common stock) without consideration or for a consideration per share less than the conversion price for of the Series A preferred stock in effect immediately prior to the issuance or sale.  In that event, the conversion price will be reduced to a conversion price (calculated to the nearest cent) determined by dividing (1) an amount equal to the sum of (a) the number of shares of common stock and non-voting common stock outstanding immediately prior to the issuance or sale (including as outstanding all shares of common stock and non-voting common stock issuable upon conversion of outstanding Series A convertible preferred stock) multiplied by the conversion price then in effect; plus (b) the consideration, if any, received by the Company upon the issuance or sale, by (2) the total number of shares of common stock and non-voting common stock outstanding immediately after such issuance or sale (including as outstanding all shares of common stock and non-voting common stock issuable upon conversion of outstanding Series A convertible preferred stock, without giving effect to any adjustment in the number of shares issuable by reason of such issue and sale).

If the Company issues or sells shares of common stock or non-voting common stock for cash, the cash consideration received will be deemed to be the amount received by the Company, without deduction for any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company. If the Company issues or sells shares of common stock or non-voting common stock for a consideration other than cash, the amount of the consideration other than cash received shall be deemed to be the fair value of such consideration as determined in good faith by the board, without deduction for any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company.

No adjustments to the conversion price are required for issuances of shares of common stock or non-voting common stock upon any conversion of Convertible Preferred Stock, or under the Company’s equity incentive plans.

Common Stock

On May 12, 2008 the Company amended the articles of incorporation by increasing the number of common stock authorized, par value $0.0001 per share, from 24,000,000 to 90,000,000 shares of common stock. Holders of the Company’s common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of common stock are entitled to receive proportionately any dividends that may be declared by the Company’s board of directors, subject to the preferences and rights of any shares of preferred stock. In the event of the Company’s liquidation, dissolution or winding-up, holders of common stock will be entitled to receive proportionately any of the Company’s assets remaining after the payment of debts and liabilities and subject to the preferences and rights of any shares of preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights and privileges of holders of the Company’s common stock are subject to any series of preferred stock that the Company has issued or may issue in the future, including the Series A convertible preferred stock.

Registration Rights

Pursuant to the sale of Series A convertible preferred stock, the Company was obligated to file a registration statement with the Securities Exchange Commission (“SEC”) covering the resale of the shares of its common stock within 30 days following the Company’s filing of its Form 10-K for the year ended June 30, 2008 but no later than October 15, 2008 (the “Filing Deadline”).

14. Capital Stock, continued

If the registration statement is not filed with the SEC by the Filing Deadline, the Company will make pro rata payments to each holder of Series A convertible preferred stock in an amount equal to .5% of the aggregate amount invested by such holder of Series A convertible preferred stock for each 30 day period (or portion thereof) for which no registration statement is filed.  In accordance with ASC Topic 825, the Company recognized a $196,510 liability at June 30, 2009 associated with the registration rights agreement.

15. Warrants to Purchase Common Stock

Prior to the acquisition of SouthPeak Interactive, L.L.C., the Company had issued Class W warrants to purchase 7,517,500 shares of its common stock, and Class Z warrants to purchase 6,137,500 shares of its common stock.  The Class W and Class Z warrants are subject to a registration rights agreement.  In connection with the sale of Series A convertible preferred stock, during the year ended June 30, 2009, the Company issued 6,160,149 Class Y warrants in exchange for 4,689,950 Class W warrants and 1,470,199 Class Z warrants.  The Company also issued 616,015 Class Y warrants to HCFP in exchange for investment banking services.

The holders of Class W and Class Z warrants may request the filing of a registration statement; the Company is only required to use its best efforts to cause the registration statement to be declared effective and, once effective, only to use its best efforts to maintain its effectiveness. Accordingly, because the Company’s obligation is merely to use its best efforts in connection with the registration rights agreement and upon exercise of the warrants, the Company can satisfy its obligation by delivering unregistered shares of common stock.

Each Class Y warrant issued is exercisable for one share of common stock. Except as set forth below, the Class Y warrants entitle the holder to purchase shares, on or before May 31, 2013, at $1.50 per share, subject to adjustment in the event of stock dividends and splits, reclassifications, combinations and similar events. As of June 30, 2010 and 2009, there were 6,776,164 Class Y warrants outstanding, including the 616,015 warrants to HCFP.

Each Class W warrant issued is exercisable for one share of common stock. Except as set forth below, the Class W warrants entitle the holder to purchase shares, on or before April 17, 2011, at $5.00 per share, subject to adjustment in the event of stock dividends and splits, reclassifications, combinations and similar events. As of June 30, 2010 and 2009, there were 2,827,550 Class W warrants outstanding.

Each Class Z warrant issued is exercisable for one share of common stock. Except as set forth below, the Class Z warrants entitle the holder to purchase shares, on or before April 17, 2013, at $5.00 per share, subject to adjustment in the event of stock dividends and splits, reclassifications, combinations and similar events. As of June 30, 2010 and 2009, there were 3,271,151 and 4,667,301, respectively, Class Z warrants outstanding.

The Company may redeem the Class Y warrants, Class W warrants and/or Class Z warrants with the prior consent of HCFP, in whole or in part, at a price of $0.05 per warrant at any time after the warrants become exercisable, upon a minimum of 30 days’ prior written notice of redemption, and if, and only if, the last sale price of the Company’s common stock equals or exceeds $2.50 per share, $7.50 per share and $8.75 per share, for a Class Y warrant, Class W warrant and Class Z warrant, respectively, for any 20 trading days within a 30 trading day period ending three business days before the Company sent the notice of redemption (the “Measurement Period”). In addition, the Company may not redeem the Class Y warrants, Class W warrants and/or the Class Z warrants unless the shares of common stock underlying such warrants are covered by an effective registration statement.

15. Warrants to Purchase Common Stock, continued

The Company has no obligation to net cash settle the exercise of the warrants. The holders of Class Y warrants, Class W warrants and Class Z warrants do not have the rights or privileges of holders of the Company’s common stock or any voting rights until such holders exercise their respective warrants and receive shares of the Company’s common stock.

In connection with the Gamecock acquisition, the Company issued warrants to purchase an aggregate of 862,500 shares of common stock at an exercise price of $1.50 per share, and exercisable until October 10, 2013 as follows:

Warrants issued in connection with the purchase of the Gamecock acquisition (See Note 2), cancelled during 2010	700,000
Warrants issued in connection with the purchase of the remaining 4% minority interest in Gamecock (See Note 2)	50,000
Warrants issued to attorneys in connection with Gamecock acquisition (See Note 2)	100,000
Warrants issued to outside-consultant in connection with Gamecock acquisition (See Note 2)	12,500
862,500

The fair value of the stock warrants issued to the attorneys and the outside-consultant was determined using the Black-Scholes option pricing model and the following assumptions: (a) the fair value of the Company’s common stock of $2.35 per share, which is the closing price as of October 10, 2008, (b) volatility of 57.68%, (c) a risk-free interest rate of 2.77%, (d) an expected term, also the contractual term, of 5.0 years, and (e) an expected dividend yield of 0.0%. The fair value of these warrants was accounted for as a cost of the Gamecock Acquisition.

The warrants contain a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the Company’s common stock after deduction of the aggregate exercise price. The warrants also contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of the warrants in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations. The warrants also contain piggy-back registration rights and other customary provisions.

In April 2008, in connection with the SouthPeak Acquisition, the Company issued five-year fully vested warrants to purchase 500,000 shares of common stock at $1.00 per share valued at $63,905 for services related to the reverse acquisition.  The fair value of the warrants issued in connection with the SouthPeak Acquisition was determined using the Black-Scholes option pricing model and the following assumptions: (a) the fair value of the Company’s common stock of $0.40 per share, which is the closing price as of April 25, 2008, (b) volatility of 60.94%, (c) a risk free interest rate of 3.20%, (d) an expected term, also the contractual term, of 5.0 years, and (e) an expected dividend yield of 0.0%.

On November 5, 2009, in connection with a settlement of trade payables (See Note 21), the Company issued 150,000 warrants to purchase common stock, which were valued on the settlement date, at $0.30 per share using the Black-Scholes option pricing model with assumptions of 3.57 years expected term (equivalent to contractual term), volatility of 170.76%, 0% dividend yield, 2.35% risk-free interest rate, and stock price of $0.34 per share.

On March 3, 2010, in connection with the settlement of the contingent purchase price payment obligation (See Note 2), the warrant to purchase 700,000 shares of the Company’s common stock was cancelled.

On May 5, 2010, the Company entered into a stock purchase agreement pursuant to which the Company could issue shares of its common stock in one or more closings to persons who are accredited investors and holders of the Company’s Class W warrants and Class Z warrants.  Pursuant to the stock purchase agreement, purchasers can utilize Class W warrants and Class Z warrants tendered to the Company for cancellation as payment of the purchase price for the shares of common stock.  There is no minimum number of Class W warrants or Class Z warrants that must be offered to the Company as payment for shares of common stock and there is no limit to the number of Class W warrants or Class Z warrants that the Company may accept.  The Company shall issue one share of its common stock in exchange for the following:

15. Warrants to Purchase Common Stock, continued

▪	six Class Z warrants and $0.15;
▪	25 Class Z warrants; or
▪	100 Class W warrants and $0.25.

On May 5, 2010, the Company completed the first closing of a private placement of its common stock pursuant to the stock purchase agreement.  At the closing, the Company issued 197,858 shares of its common stock to four purchasers in exchange for the cancellation of 1,396,150 Class Z warrants and $28,029 in cash.

On June 30, 2010, the Company entered into an Amendment to the Registration Rights Agreement (the “Amendment”) to the Registration Rights Agreement dated May 12, 2008 among the Company, and various investors holding a majority of the registrable securities, as defined in the Registration Rights Agreement.  In connection with the Amendment, the liquidated damages provisions were deleted and the Company agreed to extend the expiration date of the Y warrants held by various investors holding a majority of the registrable securities one year to May 31, 2014.  The resulting modification was considered to be a cancellation of the original warrant agreements and the issuance of new warrant agreements. The accounting impact was to record $308,007 of expense for the difference in the fair value of the new warrant agreements and the fair value of the original warrant agreements immediately prior to the modification based on the Black-Scholes option pricing model. The Company recorded a non-cash loss on settlement of registration rights penalty of $111,497 in the consolidated statement of operations for the year ended June 30, 2010.

16. Income Taxes

The provision for income taxes consists of the following for the years ended June 30, 2010 and 2009:

	2010	2009
Current:
Federal	$-	$-
State	-	-
Foreign	-	-
	-	-
Deferred:
Federal	(2,711,826)	(3,846,931)
State	(628,919)	(893,751)
Foreign	-	-
	(3,340,745)	(4,740,682)
Other:
Change in valuation allowance	3,340,745	4,740,682

Income tax expense	$-	$-

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

16. Income Taxes, continued

A reconciliation of the statutory rate and the effective tax rate for the years ended June 30, 2010 and 2009 is as follows:

	2010	2009
Statutory rate	35.00%	35.00%
Permanent differences	(0.46)%	(0.64)%
State income taxes—net of federal benefit	4.80%	4.80%
Change in valuation allowance	(39.34)%	(39.16)%

	0.00%	0.00%

Income taxes payable consists of the following at June 30, 2010 and 2009:

	2010	2009
Current:
Federal	$-	$-
State	-	-

Income taxes payable	$-	$-

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the Company's deferred tax assets and liabilities at June 30, 2010 and 2009 were as follows:

	2010	2009
Deferred tax assets:
Bad debt reserves	$181,407	$348,878
Allowance for sales returns and price protection	489,705	1,937,634
Net operating loss carryforwards	8,474,067	2,019,608
Share based compensation	345,667	295,817
Accrued expenses and other	-	22,587
Other intangibles	99,032	71,874
Other	230	-
Foreign currency fluctuations	201,905	-
A Acquired game sequel titles not currently deductible	455,430	1,286,532

	$10,247,443	$5,982,930
Less—valuation allowance	(8,956,048)	(5,615,303)

Net deferred tax assets	$1,291,395	$367,627

Deferred tax liabilities:
Royalty advances	$683,401	$-
Depreciation and amortization	86,069	61,703
Prepaid and accrued expenses	83,411	42,956
Amortization of goodwill	438,514	199,176
Foreign currency fluctuations	-	63,792

Net deferred tax liabilities	$1,291,395	$367,627

Net deferred tax assets	$-	$-

16. Income Taxes, continued

As of June 30, 2010 and 2009, the Company has recorded valuation allowances for certain tax attributes and other deferred tax assets. At this time, sufficient uncertainty exists regarding the future realization of these deferred tax assets though future taxable income. If in the future the Company believes that it is more likely than not that these deferred tax benefits will be realized, the valuation allowances will be reversed.

At June 30, 2010, the Company had federal and state net operating loss carryforwards of approximately $17,311,907 which will expire at various dates beginning in 2026, if not utilized.

The operations of the Company in the United Kingdom (“UK”) are subject to income tax by the UK. However, because of the history of losses in the UK operations, the Company has not paid any tax to the UK, and at June 30, 2010 and 2009, the Company had foreign net operating loss carryforwards of approximately $3,973,000 and $765,000, respectively.

The Company does not have any significant unrecognized tax benefits. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.  The Company did not have any material accrued interest or a penalty associated with any unrecognized tax benefits, nor was any material interest expense recognized during the year ended June 30, 2010.

The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions and the UK.  The tax years 2006 through 2009 remain open to examination by the major taxing jurisdictions to which the Company is subject, including U.S. and non-U.S. locations. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

17. Stock-based Compensation

In May 2008, the Company’s board of directors and its shareholders approved the 2008 Equity Incentive Compensation Plan (the “2008 Plan”) for the grant of stock awards, including restricted stock and stock options, to officers, directors, employees and consultants.  The 2008 Plan expires in May 2018. Shares available for future grant as of June 30, 2010 and 2009 were 919,372 and 2,924,200, respectively, under the 2008 Plan.

Stock awards and shares are generally granted at prices which the Company’s board of directors believes approximates the fair market value of the awards or shares at the date of grant. Individual grants generally become exercisable ratably over a period of three years from the date of grant. The contractual terms of the options range from three to ten years from the date of grant.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock-based compensation to employees and non-employees. The determination of fair value is affected by the Company’s stock price and volatility, employee exercise behavior, and the time for the shares to vest.

The assumptions used in the Black-Scholes option pricing model to value the Company’s option grants were as follow:

	For the year ended June 30, 2010	For the year ended June 30, 2009

Risk-free interest rate	2.20 – 2.97%	1.65 – 4.01%
Weighted-average volatility	156 – 166%	58 – 112%
Expected term	5.5 – 9.0 years	5-10 years
Expected dividends	0.0%	0.0%
Estimated forfeiture rate	5.0%	5.0%

17. Stock-based Compensation, continued

The following table summarizes the stock-based compensation expense resulting from stock options and restricted stock in the Company’s consolidated statements of operations:

	For the year ended June 30, 2010	For the year ended June 30, 2009
Sales and marketing	$95,709	$92,299
General and administrative	594,997	649,319
Total stock-based compensation expense	$690,706	$741,618

As of June 30, 2010, the Company’s unrecognized stock-based compensation for stock options issued to employees and non-employee directors was approximately $585,573 and will be recognized over a weighted average of 1.7 years. The Company estimated a 5.0% forfeiture rate related to stock-based compensation expense calculated for employees and non-employee directors.

The following table summarizes the Company’s stock option activity for employees, non-employee directors, and non-employees for the year ended June 30, 2010:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of June 30, 2009	1,960,300	$1.69	-	$-
Activity for the year ended June 30, 2010
Granted	1,207,000	0.46	-	-
Exercised	-	-	-	-
Forfeited, cancelled or expired	(285,172)	1.78	-	-
Outstanding as of June 30, 2010	2,882,128	$1.16	8.81	$81,000
Exercisable as of June 30, 2010	998,058	$1.76	8.31	$-
Exercisable and expected to be exercisable	2,711,942	$1.20	8.78	$70,465

Included in the above table are options to purchase 710,000 shares of common stock granted to non-employees.  The options were granted at prices ranging from $0.81 to $2.30 per share and vest over a 36 month period.

The aggregate intrinsic value represents the total pre-tax intrinsic value based on the Company’s closing stock price ($0.43 per share) as of June 30, 2010, which would have been received by the option holders had all option holders exercised their options as of that date.

The weighted average fair value of stock options granted to employees and non-employee directors during the year ended June 30, 2010 was $0.46 per share.

The following table summarizes the Company’s restricted stock activity for the year ended June 30, 2010:

	Shares	Weighted- Average Grant Date Fair Value
Outstanding as of June 30, 2009	115,500	$2.14
Activity for the year ended June 30, 2010
Granted	1,085,000	0.37
Vested	113,500	2.16
Forfeited, cancelled or expired	2,000	1.20
Outstanding as of June 30, 2010	1,085,000	$0.37
Vested as of June 30, 2010	113,500	$2.16

17. Stock-based Compensation, continued

As of June 30, 2010, the Company’s unrecognized stock-based compensation for restricted stock issued to employees and non-employee directors was approximately $283,734 and will be recognized over a weighted average of 2.34 years.

18. Employee Savings Plan

The Company maintains an Employee Savings Plan (the “ Plan”) which qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. The Plan is available to all United States employees who meet the eligibility requirements. Under the Plan, participating employees may elect to defer a portion of their pre tax earnings, up to the maximum amount allowed by the Internal Revenue Service. The Company currently does not match employee contributions.

19. Restructuring

The Company implemented an organizational restructuring as a result of the Gamecock acquisition described in Note 2. This organizational restructuring is to integrate different operations to create a streamlined organization within the Company.

The primary goals of the organizational restructuring were to rationalize the title portfolio and consolidate certain corporate functions so as to realize the synergies of the Gamecock acquisition.

Upon the consummation of the Gamecock acquisition, the Company has commenced the organizational restructuring activities, focusing first on North American and European staff as well as redundant premises.  The Company communicated to the North America and United Kingdom redundant employees and ceased use of certain offices under operating lease agreements. The following table details the amount of restructuring reserves included in accrued expenses and other current liabilities in the consolidated balance sheets at June 30, 2010 and 2009:

		Facilities
	Severance(1)	Costs(1)	Total
Restructuring charges (charged to expense)	$562,761	$76,449	$639,210
Utilization (cash paid or otherwise settled) (2)	529,120	76,449	605,569

Balance at June 30, 2009	$33,641	$-	$33,641

Restructuring charges (charged to expense)	-	-	-
Utilization (cash paid or otherwise settled) (2)	33,641	-	33,641

Balance at June 30, 2010	$-	$-	$-

(1)	Accounted for in accordance with ASC Topic 420.
(2)	Utilization represents the amount of cash paid to settle restructuring liabilities incurred.

20. Contingencies

On October 27, 2008, Gamecock was served with a demand for arbitration by a developer alleging various breaches of contract related to a publishing agreement entered into between Gamecock and the developer on December 12, 2007. The developer is seeking an award of $4,910,000, termination of the agreement, exclusive control of the subject videogame, and discretionary interest and costs. Gamecock has responded stating that the developer’s attempts to terminate the publishing agreement constitute wrongful termination of the agreement and breach of the agreement. Gamecock has also filed a counterclaim against the developer seeking the return of approximately $5.9 million in advances on royalties in the event the publishing agreement is terminated.  The developer has filed a supplemental demand for arbitration concerning royalty payments due under a separate publishing agreement and is seeking an award of $41,084.  An arbitration scheduled for January 2010 has been put on hold pending possibility of settlement.  As of June 30, 2010, the Company believes it has accrued sufficient amounts to cover potential losses related to this matter.  The Company’s management currently believes that resolution of this matter will not have a material adverse effect on the Company’s consolidated financial position or results of operations. However, legal issues are subject to inherent uncertainties and there exists the possibility that the ultimate resolution of this matter could have a material adverse effect on the Company’s consolidated financial position and the results of operations in the period in which any such effect is recorded.

On March 12, 2009, the Company, Gamecock, SouthPeak Interactive, Ltd. and Gamecock Media Europe, Ltd. were served with a complaint by a videogame distributor alleging a breach of contract and other claims related to a publishing and distribution agreement, or the Distribution Agreement, entered into between Gamecock Media Europe, Ltd. and the videogame distributor in January 2008. Judgment in the amount of $4,590,000 was obtained , most of which was assessed against Gamecock.   The Company thereafter acquired a claim against CDV giving the Company a claimed right of set-off against CDV which allowed the Company to eliminate the judgment as a liability in the year ended June 30, 2010.  CDV subsequently went into receivership and an agreement among the Company, the receiver and other parties confirmed the elimination of the judgment as a liability (see Note 24).

In February 2010, the Company, SouthPeak Interactive, L.L.C., and Gamecock were served with a complaint by TimeGate Studios, Inc., or TimeGate, alleging various breach of contract and other claims related to a publishing agreement, or the Publishing Agreement, entered into between Gamecock and TimeGate in June 2007.  TimeGate is seeking the return of all past and future revenue generated from the videogame related to the Publishing Agreement, an injunction against the Company and its subsidiaries, damages to be assessed, and discretionary interest and costs. Based upon the current status of this claim, the Company is of the opinion that it has limited or no exposure in connection with this claim.

On May 10, 2010, SouthPeak Interactive, L.L.C. and Melanie Mroz were served with a complaint by Spidermonk Entertainment, LLC or Spidermonk, alleging various breach of contract and other claims related to a publishing agreement, or the Publishing Agreement, entered into between Southpeak and Spidermonk in November, 2007.  Spidermonk is seeking the unpaid milestone payments related to the development of the game “Roogoo” videogame as well as other highly speculative damages related to the poor sales performance of this game. The Company has no estimate at this time of its potential exposure and cannot, at this time, predict the outcome of this matter. The Company and its subsidiaries intend to vigorously defend all claims.

Other than the foregoing, the Company is engaged in litigation incidental to the Company’s business to which the Company is a party.  While the Company cannot predict the ultimate outcome of these various legal proceedings, it is management’s opinion that, individually, the resolution of these matters should not have a material effect on the consolidated financial position or results of operations of the Company. As of June 30, 2010, the Company has accrued an aggregate amount of $1,781,518 related to such matters. The Company expenses legal costs as incurred in connection with a loss contingency.

On August 26, 2009, the Company was notified that the SEC was conducting a non-public, fact-finding investigation regarding certain matters underlying the amendment of its Form 10-Q, and the restatement of its financial statements, for the period ended March 31, 2009, and the termination of its former chief financial officer.  The Company has provided the SEC with the documents requested and has cooperated in all respects with the SEC’s investigation.

On September 3, 2010,  the Company, Terry Phillips, our chairman, and Melanie Mroz, our CEO,  received Wells Notices from the staff of the Securities and Exchange Commission advising that the staff will recommend to the Securities and Exchange Commission that cease and desist orders issue for alleged violations of Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Securities and Exchange Act and Rules 12b-20 and 13a-13 adopted under this act.  In addition, the staff has alleged violations by Mr. Phillips and Ms. Mroz of Rule 13b-2 and Rule 13a-14 by Ms. Mroz. These alleged violations result from the facts underlying the need to file an amended Form 10Q/A for the fiscal quarter ended March 31, 2009.

20. Contingencies, continued

Legal proceedings have been threatened by the Company’s former CFO against the Company in connection with allegations of discrimination and retaliation against a whistle blower and wrongful termination. The claim seeks an undisclosed amount in lost wages in addition to certain employee benefits and punitive damages.  The Company believes this claim is without merit and intends to defend this action vigorously.

From time to time, the Company is subject to various claims and legal proceedings. If management believes that a loss arising from these matters is probable and can reasonably be estimated, the Company would record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range, and no point within the range is more probable than another. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary.

21. Gain on Settlement of Trade Payables

The gain on the settlement of trade payables at less than recorded values results from negotiations with various unsecured creditors for the settlement and payment of the trade payable at amounts less than that the recorded liability. For the year ended June 30, 2010, the Company’s gain on settlement of trade payables was as follows:

	Net Trade Payables Settled	Other Assets Acquired/ Liabilities Assumed	Payments in Cash	Payments in Equity	Forgiveness of Debt

Vendor 1(1)	$6,418,334	$(1,422,334)	$(2,000,000)	$-	$2,996,000
Vendor 2(2)	250,000	-	(50,000)	(104,500)	95,500
Vendor 3	232,347	-	(67,358)	-	164,989
Vendor 4	49,384	-	-	-	49,384
Vendor 5	785,549	(239,051)	(600,000)	-	(53,502)
Vendor 6	11,250	-	(5,625)	-	5,625

Total	$7,746,864	$(1,661,385)	$(2,722,983)	$(104,500)	$3,257,996

(1)
In connection with this settlement agreement, the Company received inventory valued at $135,276, assumed the vendor’s future liability for price protection, returns, and defective merchandise, for games previously sold by or held by the Company, estimated to be $306,248, and recorded an inventory write-down, for inventory currently held by the Company, in the amount of $1,251,362 as a result of a reduction to a lower of cost or market value.  The reduction in inventory is required as the Company is prohibited from any future inventory returns and is completely responsible for the final disposition of inventory.

(2)
Consists of 175,000 shares of common stock, which were valued based on the fair market value of the Company’s common stock on the settlement date and 150,000 warrants to purchase common stock, which were valued on the settlement date, at $0.30 per share using the Black-Scholes option pricing model with assumptions of 3.57 years expected term (equivalent to contractual term), volatility of 170.76%, 0% dividend yield, 2.35% risk-free interest rate, and stock price of $0.34 per share.

22. Distribution Revenues

The Company has an arrangement pursuant to which it distributes videogames co-published with another company for a fee based on the gross sales of the videogames.  Under the arrangement, the Company bears the inventory risk as the Company purchases and takes title to the inventory, warehouses the inventory in advance of orders, prices and ships the inventory and invoices its customers for videogame shipments.  Also under the arrangement, the Company bears the credit risk as the supplier does not guarantee returns for unsold videogames and the Company is not reimbursed by the supplier in the event of non-collection.

22. Distribution Revenues, continued

The Company records the gross amount of revenue under the arrangement as it is not acting as an agent for the principal in the arrangement as defined by ASC Topic 605, Revenue Recognition, Subtopic 45, Principal Agent Considerations.

On February 23, 2010, the Company issued to the videogame publisher 3,000,000 shares of common stock, valued at $1,020,000, based on the fair market value of the Company’s common stock on the date the agreement was executed by the parties. The Company has capitalized such payment to the videogame publisher and the amount will be marked to market on a quarterly basis.

23. Purchase of Videogame Development Contract

On March 31, 2010, the Company purchased all of the outstanding shares of stock of IRP GmbH (“IRP”).  IRP’s sole asset is a videogame development contract.  In connection with its purchase of IRP, the Company also obtained a commitment from the former shareholders of IRP to assign to the Company, at its request, any videogame distribution or development contracts and intellectual property rights related to videogames obtained from CDV Software Entertainment AG and its affiliates that revert to the former shareholders of IRP or any of their affiliates.

As a condition of any assignment of videogame distribution or development contracts or intellectual property rights, the Company agreed to reimburse any development funds which the former shareholders of IRP advanced and to assume responsibility for meeting future obligations associated with any related videogames.

The Company purchased the shares of IRP and the commitment for future assignments from the former shareholders of IRP in exchange for 10,000,000 shares of the Company’s common stock (which were valued at $3,000,000 based on the fair market value of the Company’s common stock on the acquisition date), $1,200,000 in cash paid over the next eight months and payment of 10% of the net receipts from sales of the IRP videogame. In addition, the Company granted the former IRP shareholders certain customary piggyback registration rights with respect to the shares of common stock issued to them.

The purchase of the videogame development contract was accounted for as an asset acquisition.  The total purchase price of $4.2 million was allocated to the videogame development contract.  No other significant assets or liabilities were acquired in this transaction.

24. Legal Settlement with a Videogame Distributor

On March 12, 2009, the Company, Gamecock, SouthPeak Interactive, Ltd. and Gamecock Media Europe, Ltd. were served with a complaint by a videogame distributor alleging a breach of contract and other claims related to a publishing and distribution agreement, or the Distribution Agreement, entered into between Gamecock Media Europe, Ltd. and the videogame distributor in January 2008. The videogame distributor is seeking the return of $4,590,000 in advances, an injunction against the Company and its subsidiaries, approximately $650,000 in specified damages, further damages to be assessed, and discretionary interest and costs.  Gamecock Media Europe, Ltd. has filed a counterclaim against the videogame distributor for $950,000 and discretionary interest and costs, resulting from videogame sales and the achievement of a milestone under the Distribution Agreement.  The case was heard in the United Kingdom in July 2009 and closing submissions were made to the court on or about July 22, 2009.  On November 20, 2009, the court issued its ruling in which some of the videogame distributer’s claims were upheld and some were denied.  Additionally, Gamecock Media Europe, Ltd.’s counterclaim was dismissed.

As part of the court proceedings between the Company and the videogame distributor, the Company agreed (to avoid further costly hearings) to pay 35% of certain European sales into an escrow account pending the final resolution of the case.  Legal expenses associated with this complaint have been expensed as incurred.  As a result of the court’s ruling, the Company recorded accrued litigation costs of $4,308,035 for this matter. Additionally, the Company recorded a loss of $2,898,820 which is included as litigation costs within the accompanying consolidated statements of operations. This amount represents the full amount of the judgment against Gamecock and its subsidiary. Of this judgment, $555,332 represents the judgment liability of the Company.  The amounts held in escrow were approximately $798,000 and were released to the videogame distributor in January 2010 (see Note 25).

25. Purchase and Assignment of Repayment Claim

On March 31, 2010, pursuant to a Sale and Assignment Agreement between the Company and one of the former shareholders of IRP, the Company acquired a repayment claim against CDV Finance Schweiz, AG, of €3,700,000 (approximately USD $5.0 million), plus interest accrued thereon after March 31, 2010 (the “Repayment Claim”), for approximately $500,000 in cash paid over the next eight months.  The Repayment Claim is a part of a larger claim held by one of the former shareholders of IRP against CDV Finance Schweiz, AG, represented by a promissory note in the principal amount of approximately €4,385,000 (approximately USD $6.0 million), (the “Note”). CDV Software Entertainment AG, has assumed joint and several liability to pay the Note, including the Repayment Claim.

In the opinion of management, after consultation with legal counsel, the Company has the legal right to set-off its outstanding accrued litigation costs with CDV Software Entertainment AG under enforceable arrangements.  Because a legal right to set-off exists, the Company is accounting for the Repayment Claim as a settlement of its outstanding accrued litigation costs with CDV Software Entertainment AG.  Accordingly, for the year ended June 30, 2010, the Company has recognized a gain on extinguishment of accrued litigation costs of $3,249,610 in the accompanying consolidated statements of operations.

26. Subsequent Events

The Company has evaluated subsequent events through October 13, 2010, which is the date the Company filed its Annual Report on Form 10-K for the year ended June 30, 2010 with the Securities and Exchange Commission. With the exception of the items listed below, there are no further subsequent events for disclosure.

Subsequent to June 30, 2010, the Company entered into agreements with two vendors to settle outstanding payable balances.  Trade payables of approximately $1,005,015 were extinguished in exchange for payments in cash of $502,004, resulting in a gain of $503,011.

On July 7, 2010, the Company entered into a Factoring Agreement with Rosenthal & Rosenthal, Inc..  Under the Factoring Agreement, the Company has agreed to sell receivables arising from sales of inventory to Rosenthal & Rosenthal.  In connection with the execution of the Factoring Agreement, each of the Company, its subsidiaries, Gone Off Deep LLC, SouthPeak Interactive Ltd, and Vid Sub, LLC, and the chairman, Terry Phillips, have executed guarantees in favor of Rosenthal & Rosenthal.  In addition, the Company, Gone Off Deep and Vid Sub each granted to Rosenthal & Rosenthal a security interest against all their respective assets.

Under the terms of the Factoring Agreement, the Company is selling all of its receivables to Rosenthal & Rosenthal.  For the approved receivables, Rosenthal & Rosenthal will assume the risk of collection. The Company has agreed to pay Rosenthal & Rosenthal a commission of .60% of the amount payable under all of the Company’s invoices to most of the Company’s customers against a minimum commission of $30,000 multiplied by the number of months in a contract period, with the first period being 12 months and the second 7 months.  All payments received by Rosenthal & Rosenthal are payable to the Company after amounts due to Rosenthal & Rosenthal are satisfied.  Under the Factoring Agreement, the Company has the right to borrow against payments due us at the rate of 65% of credit approved receivables.  The borrowing rate against non-credit approved receivables is subject to negotiation. The interest rate on borrowings is equal to the greater of prime plus 1.5% per annum or 6.5% per annum.  A $10,000,000 loan cap applies against the Company’s borrowings, which is subject to an increase of up to $3,000,000 if shareholders’ equity increases.  The initial term of the Factoring Agreement ends on February 28, 2012.

As of July 12, 2010, the Company repaid in full the entire outstanding balance under the SunTrust line of credit. Pursuant to the loan agreement, the Company had a $8.0 million revolving line of credit facility with SunTrust that matured on November 30, 2010.  The revolving credit line was collateralized by gross accounts receivable, personal guarantees, and a pledge of personal securities and assets by two Company shareholders, one of whom is the Company’s chairman, and certain other affiliates. As a result of such repayment, (i) the loan agreement has automatically terminated, (ii) SunTrust’s lien or security interest in the Company’s assets has been terminated, and (iii) all obligations of the Company under the loan agreement have been satisfied in full.

26. Subsequent Events, continued

On July 16, 2010, the Company entered into a Securities Purchase Agreement with CNH Diversified Opportunities Master Account, L.P., CNH CA Master Account, L.P., AQR Diversified Arbitrage Fund and Terry Phillips, the Company’s chairman, for the sale of $5,500,000 of senior secured convertible notes and warrants.  Mr. Phillips’ Note was issued in exchange for a junior secured convertible note originally issued to him on April 30, 2010 (see Note 9).  The Company received $5.0 million in cash for $5.0 million of the senior secured convertible notes and exchanged a $500,000 prior junior secured convertible note for $500,000 of the senior secured convertible notes.

On August 31, 2010, the Company entered into an Amended and Restated Securities Purchase Agreement (the “Amended Purchase Agreement”), pursuant to which it sold an aggregate of $2.0 million of a new series of senior secured convertible promissory notes (the “Additional Notes”) to AQR Opportunistic Premium Offshore Fund, L.P., Advanced Series Trust, solely on behalf of the AST Academic Strategies Asset Allocation Portfolio, and Terry Phillips, SouthPeak’s chairman (collectively, the “Additional Note Buyers”).  The Company received $2.0 million in cash for $2.0 million of the Additional Notes, of which $200,000 was paid by Terry Phillips, the Company’s chairman.

On September 20, 2010, the Company entered into a Master Purchase Order Assignment Agreement with Wells Fargo Bank, National Association (“Wells Fargo”).   In connection with the execution of this Agreement, each of the Company, its subsidiaries, Gone Off Deep, LLC and Vid Sub, LLC, and the chairman, Terry Phillips (the “Guarantors”), have executed a Guaranty in favor of, and, along with the Company, have entered into a Security Agreement and Financing Statement with, Wells Fargo.

Under the terms of the Agreement, the Company may request that Wells Fargo accept the assignment of customer purchase orders and request that Wells Fargo purchase the required materials to fulfill such purchase orders.  If accepted, Wells Fargo, in turn, will retain the Company to manufacture, process, and ship the ordered goods. Wells Fargo’s aggregate outstanding funding under the agreement shall not exceed $2,000,000.

Upon receipt of customer payments by Wells Fargo, the Company will be paid a fee for its services, with such fee calculated pursuant to the terms of the agreement. Also from such customer payments, Wells Fargo shall be entitled to receive the following: (1) a transaction initiation and set-up fee equal to 1.5% of the aggregate amount outstanding on all amounts (including letters of credit) advanced by Wells Fargo; (2) a daily maintenance fee equal to 0.05% of all amounts (including letters of credit) advanced by Wells Fargo which remain outstanding for more than 30 days; and (3) a product advance fee equal to (a) the prime rate plus 2%, divided by 360, multiplied by (b) (i) the aggregate amount outstanding on all amounts (including letters of credit) advanced by Wells Fargo on account of purchases of products or other advances made in connection with a customer purchase order, multiplied (ii) by the number of days from the earlier of (A) the date on which any such letter of credit or purchase order or financial accommodation is negotiated into cash, or (B) the date funds are advanced by other than issuing a letter of credit or purchase order.

In addition, Wells Fargo shall be entitled to a commitment fee of $120,000 to be paid on the earlier of (a) September 20, 2011 or (b) the date on which the Agreement is terminated. Wells Fargo shall also be entitled to additional commitment fees for each renewal of the Agreement, and such fees shall be paid on the earlier of (a) the first anniversary of the beginning of each renewal term or (b) the date on which the Agreement is terminated.

Subject to the rights of senior lenders, the Company and the Guarantors have granted security interests in their assets to Wells Fargo under the Security Agreement and Financing Statement to secure the LLC’s obligations under the Agreement and the Guarantors’ guarantees of such obligations.

On September 2, 2010, the Company entered into a $500,000 settlement agreement with a vendor whereby the Company agreed to immediately pay $227,783 as a partial payment of the total amount due.  The amount payable was already recorded on the Company’s consolidated balance sheet at June 30, 2010.  Pursuant to the settlement agreement, the remaining balance of $272,217 plus interest is payable in six monthly installments.  The October 2010 payment has been made by the Company and $250,000 plus interest remains payable.

To secure the Company’s obligation to make the settlement payments, the Company’s chairman was required to deposit $750,000 in shares of the Company’s stock in an escrow to be administered by the vendor’s attorneys.
On September 23, 2010, the Company entered into a $138,404 settlement agreement with a vendor whereby the Company agreed to immediately pay $5,000 as a partial payment of the total amount due.  The amount payable was already recorded on the Company’s consolidated balance sheet at June 30, 2010.  Pursuant to the settlement agreement, the remaining balance of $133,404 plus interest is payable in installments pursuant to the terms of the settlement agreement.  The October 2010 payment has been made by the Company and $113,404 plus interest remains payable.

In the normal course of business the Company executes contracts with third parties for the development of games.  During the period from July 1, 2010 through October 13, 2010, the Company executed agreements with such developers for a commitment to pay royalties of approximately $151,000 (£100,000).

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2010	June 30, 2010
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$449,926	$92,893
Accounts receivable, net of allowances of $885,516 and $5,700,931 and at September 30, 2010 and June 30, 2010, respectively	759,693	3,703,825
Inventories	1,451,590	1,211,301
Current portion of advances on royalties	12,891,370	12,322,926
Current portion of intellectual property licenses	383,571	383,571
Related party receivables	61,509	34,509
Prepaid expenses and other current assets	693,210	695,955

Total current assets	16,690,869	18,444,980

Property and equipment, net	2,623,114	2,667,992
Advances on royalties, net of current portion	1,538,144	1,511,419
Intellectual property licenses, net of current portion	1,438,393	1,534,286
Goodwill	7,911,800	7,911,800
Deferred debt issuance costs, net	667,867	-
Intangible assets, net	13,692	17,025
Other assets	11,117	11,280

Total assets	$30,894,996	$32,098,782

Liabilities and Shareholders’ Equity

Current liabilities:
Line of credit	$-	$3,830,055
Due to factor	1,940,268	-
Current portion of secured convertible debt	2,000,000	950,000
Current portion of long-term debt	66,385	65,450
Production advance payable in default	3,755,104	3,755,104
Accounts payable	10,585,161	12,663,788
Accrued royalties	1,786,608	2,530,253
Accrued expenses and other current liabilities	4,258,571	3,781,711
Deferred revenues	30,000	325,301
Due to related parties	25	2,200
Accrued expenses - related parties	113,249	322,281
Total current liabilities	24,535,371	28,226,143

Secured convertible debt, net of discount	1,522,815	-
Long-term debt, net of current portion	1,524,354	1,541,081
Warrant liability	2,807,425	-
Total liabilities	$30,389,965	$29,767,224

Commitments and contingencies	-	-

Shareholders’ equity:
Preferred stock, $0.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding at September 30, 2010 and June 30, 2010	-	-
Series A convertible preferred stock, $0.0001 par value; 15,000,000 shares authorized; 5,503,833 and 5,503,833 shares issued and outstanding at September 30, 2010 and June 30, 2010, respectively; aggregate liquidation preference of $5,503,833 at September 30, 2010	550	550
Common stock, $0.0001 par value; 90,000,000 shares authorized; 59,846,537 and 59,774,370 shares issued and outstanding at September 30, 2010 and June 30, 2010, respectively	5,984	5,976
Additional paid-in capital	30,804,612	31,154,835
Accumulated deficit	(30,174,259)	(28,973,325)
Accumulated other comprehensive (loss) income	(131,856)	143,522

Total shareholders’ equity	505,031	2,331,558
Total liabilities and shareholders’ equity	$30,894,996	$32,098,782

The accompanying notes are an integral part of these condensed consolidated financial statements.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the three months ended September 30,
	2010	2009

Net revenues	$1,431,859	$16,709,649

Cost of goods sold:
Product costs	761,282	3,546,686
Royalties, net	(67,108)	5,000,671
Intellectual property licenses	95,893	119,660

Total cost of goods sold	790,067	8,667,017

Gross profit	641,792	8,042,632

Operating expenses (income):
Warehousing and distribution	66,089	286,511
Sales and marketing	896,671	3,655,056
General and administrative	1,932,315	3,114,768
Gain on settlement of trade payables	(585,122)	-

Total operating expenses	2,309,953	7,056,335

(Loss) income from operations	(1,668,161)	986,297

Other expenses (income):
Change in fair value of warrant liability	(1,531,323)	-
Interest and financing costs, net	1,064,096	299,316
Net (loss) income	$(1,200,934)	$686,981

Basic (loss) income per share:	$(0.02)	$0.02
Diluted (loss) income per share:	$(0.02)	$0.01

Weighted average number of common shares outstanding - Basic	57,032,339	44,821,051
Weighted average number of common shares outstanding - Diluted	57,032,339	50,649,103

The accompanying notes are an integral part of these condensed consolidated financial statements.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the three months ended September 30,
	2010	2009
Cash flows from operating activities:
Net (loss) income	$(1,200,934)		$686,981
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	65,111		64,877
Loss on disposal of fixed assets	-		4,839
Allowances for price protection, returns, and defective merchandise	(2,257,431)		958,427
Bad debt expense, net of recoveries	22,190		(37,531)
Stock-based compensation expense	153,602		156,196
Amortization of royalties and intellectual property licenses	183,416		4,215,050
Amortization of debt discount and issuance costs	427,655		-
Change in fair value of warrant liability	(1,531,323)		-
Fair market value adjustment to common stock issued for advances on royalties	(1,801)		-
Gain on settlement of trade payables	(585,122)		-
Changes in operating assets and liabilities:
Due to/from factor	(639,906)		-
Accounts receivable	7,759,547		(8,530,233)
Inventories	(240,289)		(3,536,814)
Advances on royalties	(1,185,783)		(1,449,716)
Related party receivables	(27,000)		(38,825)
Prepaid expenses and other current assets	2,745		136,031
Production advance payable	-		3,755,104
Accounts payable	(1,493,505)		(688,416)
Accrued royalties	(743.645)		906,432
Accrued expenses and other current liabilities	476,860		1,281,329
Deferred revenues	(295,301)		-
Accrued expenses - related parties	(209,032)		(105,275)

Total adjustments	(119,012)		(2,908,525)

Net cash used in operating activities	(1,319,946)		(2,221,544)

Cash flows from investing activities:
Purchases of property and equipment	(16,737)		(26,734)
Change in restricted cash	-		417,917

Net cash (used in) provided by investing activities	(16,737)		391,183

Cash flows from financing activities:
Proceeds from line of credit	-		8,117,146
Repayments of line of credit	(3,830,055)		(6,343,234)
Repayments of long-term debt	(15,792)		(11,853)
Net repayments of amounts due to shareholders	-		(232,440)
Net repayments of amounts due to related parties	(2,175)		(122,845)
Proceeds from the issuance of senior secured convertible notes	7,000,000		-
Payment of debt issuance costs	(733,959)		-
Repayment of junior secured subordinated convertible promissory note	(450,000)		-
Proceeds from the exercise of common stock warrants	1,075		-

Net cash provided by financing activities	1,969,094		1,406,774

Effect of exchange rate changes on cash and cash equivalents	(275,378)		48,757

Net increase (decrease) in cash and cash equivalents	357,033		(374,830)
Cash and cash equivalents at beginning of period	92,893		648,311

Cash and cash equivalents at end of period	$449,926		$273,481

Supplemental cash flow information:
Cash paid during the period for interest	$178,348		$99,261

Supplemental disclosure of non-cash activities:
Fair value of common stock warrant liability	$4,338,748		$-
Fair market value adjustment to common stock issued for advances on royalties	$504,892		$-
Conversion of junior secured subordinated convertible promissory note to senior secured convertible note	$500,000	$
Issuance of vested restricted stock	$7		$-
Contingent purchase price payment obligation related to acquisition	$-		$596,634

The accompanying notes are an integral part of these condensed consolidated financial statements.

SOUTHPEAK INTERACTIVE CORPORATION AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Summary of Significant Accounting Policies

Business

SouthPeak Interactive Corporation (the “Company”) is an independent developer and publisher of interactive entertainment software. The Company develops, markets and publishes videogames for all leading gaming and entertainment hardware platforms, including home videogame consoles such as Microsoft Corporation’s (“Microsoft”) Xbox 360 (“Xbox360”), Nintendo Co. Ltd.’s (“Nintendo”) Wii (“Wii”), Sony Computer Entertainment’s (“Sony”) PlayStation 3 (“PS3”) and PlayStation 2 (“PS2”); handheld platforms such as Nintendo Dual Screen (“DS”), Nintendo DSi, Sony PlayStation Portable (“PSP”), Sony PSPgo, Apple Inc. (“Apple”) iPhone; and personal computers. The Company’s titles span a wide range of categories and target a variety of consumer demographics, ranging from casual players to hardcore gaming enthusiasts.

The Company maintains its operations in the United States and the United Kingdom. The Company sells its games to retailers and distributors in North America and United Kingdom, and primarily to distributors in the rest of Europe, Australia and Asia.

The Company has one operating segment, a publisher and distributor of interactive entertainment software for home video consoles, handheld platforms and personal computers. To date, management has not considered discrete geographical or other information to be relevant for purposes of making decisions about allocations of resources.

Going Concern

The accompanying condensed consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The ability of the Company to continue as a going concern is predicated upon, among other things, generating positive cash flows from operations, curing the default on the production advance payable, and the resolution of various contingencies. On August 17, 2009, the Company entered into a unit production financing agreement with a producer relating to the production of certain games, of which the balance outstanding under this agreement was $3,755,104 at September 30, 2010 (see Note 5). The Company has failed to make the required payments under this agreement. As a result, the production advance payable is currently in default and is accruing additional production fees at $0.009 per unit (based upon 382,000 units) for each day after November 15, 2009 (approximately $1,004,000 through September 30, 2010). Management plans to maintain the Company’s viability as a going concern by:

•
attempting to expeditiously resolve its contingencies for amounts significantly less than currently accrued for in order to reduce aggregate liabilities on the Company’s condensed consolidated balance sheet and on payment terms manageable by the Company;

•	reducing costs and expenses in order to reduce the Company’s ongoing working capital needs and monthly cash burn;

•	seeking to increase the amount of its factoring facility; and

•	seeking to raise additional capital.

The Company has also invested in key new titles from which the anticipated profits should help improve its financial prospects. While the Company is committed to pursuing these options and others to address its viability as a going concern, there can be no assurance that these plans will be successfully completed or available on acceptable terms; and therefore, there is uncertainty about the Company’s ability to realize its assets or satisfy its liabilities in the normal course of business. If the Company is unsuccessful in pursuing these plans, it may be required to defer, reduce, or eliminate certain planned expenditures. The Company’s condensed consolidated financial statements do not include any adjustments that might result from the resolution of this uncertainty.

On July 12, 2010, the Company repaid in full the entire outstanding balance under the credit agreement with SunTrust Banks, Inc. (“SunTrust”) as a result of entering into a factoring agreement with Rosenthal & Rosenthal, Inc. (see Note 4).

1. Summary of Significant Accounting Policies, Cont.

The Company expects to draw on the factoring agreement during fiscal 2011 as necessary to help alleviate liquidity problems, although, as discussed above, the Company will also need to control expenses, maintain the sales backlog at appropriate levels, and keep shipment levels in line with booked orders in order to meet these requirements. As the factoring agreement is a demand note and subject to termination with 60 days notice, management can give no assurances that funds will be available to settle current liabilities as they become due. Ultimately, failure to obtain additional financing could jeopardize the Company’s ability to continue as a going concern.

On July 16, 2010, the Company entered into a Securities Purchase Agreement with CNH Diversified Opportunities Master Account, L.P., CNH CA Master Account, L.P., AQR Diversified Arbitrage Fund and Terry Phillips, the Company’s chairman, for the sale of $5,500,000 of senior secured convertible notes (the “Notes”) and warrants. Mr. Phillips’ Note was issued in exchange for a junior secured subordinated promissory note originally issued to him on April 30, 2010 (see Note 6). The Company received $5,000,000 in cash for $5,000,000 of the Notes and exchanged a $500,000 prior junior secured subordinated promissory note for $500,000 of the Notes (see Note 6).

On August 31, 2010, the Company entered into an Amended and Restated Securities Purchase Agreement (the “Amended Purchase Agreement”), pursuant to which it sold an aggregate of $2,000,000 of a new series of senior secured convertible notes (the “Additional Notes”) to AQR Opportunistic Premium Offshore Fund, L.P., Advanced Series Trust, solely on behalf of the AST Academic Strategies Asset Allocation Portfolio, and Terry Phillips, the Company’s chairman. The Company received $2,000,000 in cash for $2,000,000 of the Additional Notes, of which $200,000 was paid by Terry Phillips, the Company’s chairman (see Note 6).

On September 20, 2010, the Company entered into a purchase order financing arrangement with Wells Fargo Bank, National Association (“Wells Fargo”), for up to a maximum of $2,000,000, to provide funding for the development and production of games (see Note 7).

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements as of September 30, 2010 and for the three month periods ended September 30, 2010 and 2009 have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP. In the opinion of management, all adjustments (all of which are of a normal, recurring nature) considered for a fair presentation have been included. Operating results for the three months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ending June 30, 2011.

The accounting policies followed by the Company with respect to unaudited interim financial statements are consistent with those stated in the Company’s annual report on Form 10-K. The accompanying June 30, 2010 financial statements were derived from the Company’s audited financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto included in the Company’s annual report on Form 10-K for the year ended June 30, 2010 filed with the SEC on October 13, 2010.

The accompanying unaudited condensed consolidated financial statements include the accounts of SouthPeak Interactive Corporation, and its wholly-owned subsidiaries SouthPeak Interactive, L.L.C., SouthPeak Interactive, Ltd., Vid Sub, LLC, Gone Off Deep, LLC, Gamecock Media Europe Ltd., and IRP GmbH. All intercompany accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of net revenues and expenses during the reporting periods. The most significant estimates and assumptions relate to the recoverability of advances on royalties, intellectual property licenses and intangibles, valuation of inventories, realization of deferred income taxes, the adequacy of allowances for sales returns, price protection and doubtful accounts, accrued and contingent liabilities, the valuation of stock-based transactions and assumptions used in the Company’s goodwill impairment test. These estimates generally involve complex issues and require the Company to make judgments, involve analysis of historical and the prediction of future trends, and are subject to change from period to period. Actual amounts could differ significantly from these estimates.

1. Summary of Significant Accounting Policies, Cont.

Subsequent events have been evaluated through the filing date of these unaudited condensed consolidated financial statements.

Concentrations of Credit Risk, Major Customers and Major Vendors

The financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash balances with financial institutions and accounts receivable. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

The Company does not generally require collateral or other security to support accounts receivable. Management must make estimates of the uncollectibility of the accounts receivable. The Company considers accounts receivable past due based on how recently payments have been received. The Company has established an allowance for doubtful accounts based upon the facts surrounding the credit risk of specific customers, past collections history and other factors.

The Company has four customers, GameStop, Target, 1C Company, and Wal-Mart, which accounted for 27%, 15%, 14%, and 10%, respectively, of consolidated gross revenues for the three months ended September 30, 2010. PDQ Distribution accounted for 21% of consolidated gross accounts receivable at September 30, 2010. For the three months ended September 30, 2009, Wal-Mart, GameStop and Topware Entertainment accounted for 20%, 15% and 10%, respectively, of consolidated gross revenues. GameStop, Wal-Mart, and Atari accounted for 29%, 15% and 10%, respectively, of consolidated gross accounts receivable at June 30, 2010.

The Company publishes videogames for the proprietary console and hand-held platforms created by Microsoft, Sony and Nintendo, pursuant to the licenses they have granted to the Company. Should the Company’s licenses with any of such three platform developers not be renewed by the developer, it would cause a disruption in the Company’s operations. The Company expects that such contracts will be renewed in the normal course of business.

Amounts incurred related to these three vendors as of September 30, 2010 and 2009 and for the three-month periods ended September 30, 2010 and 2009 are as follows:

	Cost of Goods Sold — Products
	For the three months	For the three months	Accounts Payable
	ended September 30, 2010	ended September 30, 2009	As of September 30, 2010	As of June 30, 2010

Microsoft	$199,336	$2,737,842	$-	$158,592
Nintendo	$166,684	$831,796	$-	$-
Sony	$589,862	$27,522	$577,815	$449,042

Allowances for Returns, Price Protection, and Doubtful Accounts

Management closely monitors and analyzes the historical performance of the Company’s various games, the performance of games released by other publishers, and the anticipated timing of other releases in order to assess future demands of current and upcoming games. Initial volumes shipped upon title launch and subsequent reorders are evaluated to ensure that quantities are sufficient to meet the demands from the retail markets, but at the same time are controlled to prevent excess inventory in the channel.

The Company may permit product returns from, or grant price protection to, its customers under certain conditions. Price protection refers to the circumstances when the Company elects to decrease the wholesale price of a product based on the number of products in the retail channel and, when granted and taken, allows customers a credit against amounts owed by such customers to the Company with respect to open and/or future invoices. The criteria the Company’s customers must meet to be granted the right to return products or price protection include, among other things, compliance with applicable payment terms, and consistent delivery to the Company of inventory and sell-through reports. In making the decision to grant price protection to customers, the Company also considers other factors, including the facilitation of slow-moving inventory and other market factors.

1. Summary of Significant Accounting Policies, Cont.

Management must estimate the amount of potential future product returns and price protection related to current period revenues utilizing industry and historical Company experience, information regarding inventory levels, and the demand and acceptance of the Company’s games by end consumers. The following factors are used to estimate the amount of future returns and price protection for a particular game: historical performance of games in similar genres; historical performance of the hardware platform; sales force and retail customer feedback; industry pricing; weeks of on-hand retail channel inventory; absolute quantity of on-hand retail channel inventory; the game’s recent sell-through history (if available); marketing trade programs; and competing games. Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price protection in any accounting period. Based upon historical experience, management believes the estimates are reasonable. However, actual returns and price protection could vary materially from management’s allowance estimates due to a number of unpredictable reasons including, among others, a lack of consumer acceptance of a game, the release in the same period of a similarly themed game by a competitor, or technological obsolescence due to the emergence of new hardware platforms. Material differences may result in the amount and timing of the Company’s revenues for any period if factors or market conditions change or if management makes different judgments or utilizes different estimates in determining the allowances for returns and price protection.

Similarly, management must make estimates of the uncollectibility of the Company’s accounts receivable. In estimating the allowance for doubtful accounts, the Company analyzes the age of current outstanding account balances, historical bad debts, customer concentrations, customer creditworthiness, current economic trends, and changes in the Company’s customers’ payment terms and their economic condition. Any significant changes in any of these criteria would affect management’s estimates in establishing the allowance for doubtful accounts.

At September 30, 2010 and June 30, 2010, accounts receivable allowances consisted of the following:

	September 30, 2010	June 30, 2010
Sales returns	$104, 863	$2,634,097
Price protection	182, 224	2,257,171
Doubtful accounts	597,006	771,442
Defective items	1,423	38,221

Total allowances	$885,516	$5,700,931

Inventories

Inventories are stated at the lower of average cost or market. Management regularly reviews inventory quantities on hand and in the retail channel and records a provision for excess or obsolete inventory based on the future expected demand for the Company’s games. Significant changes in demand for the Company’s games would impact management’s estimates in establishing the inventory provision. Inventory costs include licensing fees paid to platform proprietors. These licensing fees include the cost to manufacture the game cartridges. These licensing fees included in “cost of goods sold - product costs” amounted to $955,882 and $3,597,160 for the three months ended September 30, 2010 and 2009, respectively. Licensing fees included in inventory at September 30, 2010 and June 30, 2010 totaled $152,623 and $273,166, respectively.

Advances on Royalties

The Company utilizes independent software developers to develop its games in exchange for payments to the developers based upon certain contract milestones. The Company enters into contracts with the developers once the game design has been approved by the platform proprietors and is technologically feasible. Accordingly, the Company capitalizes such payments to the developers during development of the games. These payments are considered non-refundable royalty advances and are applied against the royalty obligations owed to the developer from future sales of the game. Any pre-release milestone payments that are not prepayments against future royalties are expensed to “cost of goods sold - royalties” in the period when the game is released. Capitalized royalty costs for those games that are cancelled or abandoned are charged to “cost of goods sold - royalties” in the period of cancellation. Capitalized costs for games that are cancelled or abandoned prior to product release are charged to “cost of goods sold - royalties” in the period of cancellation. There were no costs for games cancelled or abandoned during the three months ended September 30, 2010 and 2009, respectively.

1. Summary of Significant Accounting Policies, Cont.

Beginning upon the related game’s release, capitalized royalty costs are amortized to “cost of goods sold – royalties” based on the ratio of current revenues to total projected revenues for the specific game, generally resulting in an amortization period of twelve months or less.

The Company evaluates the future recoverability of capitalized royalty costs on a quarterly basis. For games that have been released in prior periods, the primary evaluation criterion is actual title performance. For games that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific game to which the royalties relate. Criteria used to evaluate expected game performance include: historical performance of comparable games developed with comparable technology; orders for the game prior to its release; and, for any game sequel, estimated performance based on the performance of the game on which the sequel is based.

Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized royalty costs. In evaluating the recoverability of capitalized royalty costs, the assessment of expected game performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual game sales are less than, and/or revised forecasted or actual costs are greater than, the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Intellectual Property Licenses

Intellectual property license costs consist of fees paid by the Company to license the use of trademarks, copyrights, and software used in the development of games. Depending on the agreement, the Company may use acquired intellectual property in multiple games over multiple years or for a single game. When no significant performance remains with the licensor upon execution of the license agreement, the Company records an asset and a liability at the contractual amount. The Company believes that the contractual amount represents the fair value of the liability. When significant performance remains with the licensor, the Company records the payments as an asset when paid and as a liability when incurred, rather than upon execution of the agreement. The Company classifies these obligations as current liabilities to the extent they are contractually due within the next twelve months. Capitalized intellectual property license costs for those games that are cancelled or abandoned are charged to “cost of goods sold - intellectual property licenses” in the period of cancellation. There were no costs for games cancelled or abandoned during the three months ended September 30, 2010 and 2009, respectively.

Beginning upon the related game’s release, capitalized intellectual property license costs are amortized to “cost of sales - intellectual property licenses” based on the greater of (1) the ratio of current revenues for the specific game to total projected revenues for all games in which the licensed property will be utilized or (2) the straight-line amortization method over the estimated useful lives of the licenses. As intellectual property license contracts may extend for multiple years, the amortization of capitalized intellectual property license costs relating to such contracts may extend beyond one year.

The Company evaluates the future recoverability of capitalized intellectual property license costs on a quarterly basis. For games that have been released in prior periods, the primary evaluation criterion is actual title performance. For games that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific games to which the costs relate or in which the licensed trademark or copyright is to be used. Criteria used to evaluate expected game performance include: historical performance of comparable games developed with comparable technology; orders for the game prior to its release; and, for any game sequel, estimated performance based on the performance of the game on which the sequel is based. Further, as intellectual property licenses may extend for multiple games over multiple years, the Company also assesses the recoverability of capitalized intellectual property license costs based on certain qualitative factors, such as the success of other products and/or entertainment vehicles utilizing the intellectual property and the continued promotion and exploitation of the intellectual property.

Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized intellectual property license costs. In evaluating the recoverability of capitalized intellectual property license costs, the assessment of expected game performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual game sales are less than, and/or revised forecasted or actual costs are greater than, the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

1. Summary of Significant Accounting Policies, Cont.

Assessment of Impairment of Assets

Current accounting standards require that the Company assess the recoverability of purchased intangible assets subject to amortization and other long-lived assets whenever events or changes in circumstances indicate the remaining value of the assets recorded on its consolidated balance sheets is potentially impaired. In order to determine if a potential impairment has occurred, management must make various assumptions about the estimated fair value of the asset by evaluating future business prospects and estimated cash flows. For some assets, the Company’s estimated fair value is dependent upon predicting which of its products will be successful. This success is dependent upon several factors, which are beyond the Company’s control, such as which operating platforms will be successful in the marketplace, market acceptance of the Company’s products and competing products. Also, the Company’s revenues and earnings are dependent on the Company’s ability to meet its product release schedules.

The Company accounts for goodwill using the provisions within ASC Topic 350. Under ASC Topic 350, goodwill is considered to have an indefinite life, and is carried at cost. Goodwill is not amortized, but is subject to an impairment test annually and in between annual tests when events or circumstances indicate that the carrying value may not be recoverable. The Company performs its annual impairment testing at June 30. Impairment of goodwill is tested at the reporting unit level. The Company has one reporting unit, because none of the components of the Company constitute a business for which discrete financial information is available and for which Company management regularly reviews the results of operations.

To determine the fair value of the reporting unit used in the first step, the Company uses a combination of the market approach, which utilizes comparable companies’ data and/or the income approach, or discounted cash flows. Each step requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on the Company’s weighted average cost of capital, future economic and market conditions and determination of appropriate market comparables. These estimates and assumptions have to be made for each reporting unit evaluated for impairment. The Company’s estimates for market growth, its market share, and costs are based on historical data, various internal estimates, and certain external sources, and are based on assumptions that are consistent with the plans and estimates the Company is using to manage the underlying business. The Company’s business consists of publishing and distribution of interactive entertainment software and content using both established and emerging intellectual properties, and its forecasts for emerging intellectual properties are based upon internal estimates and external sources rather than historical information and have an inherently higher risk of accuracy. If future forecasts are revised, they may indicate or require future impairment charges. The Company bases its fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

The Company determined that current business conditions, and the resulting decrease in the Company’s projected cash flows, constituted a triggering event which required the Company to perform interim impairment tests related to its long-lived assets and goodwill during the quarter ended September 30, 2010. The Company’s interim test on its long-lived assets indicated that the carrying value of its long-lived assets was recoverable and that no impairment existed as of the testing date. As of September 30, 2010, there was no impairment to goodwill. The Company will continue to monitor its goodwill and indefinite-lived intangible and long-lived assets for possible future impairment.

Revenue Recognition

The Company recognizes revenue from the sale of video games upon the transfer of title and risk of loss to the customer. Accordingly, the Company recognizes revenue for software titles when (1) there is persuasive evidence that an arrangement with the customer exists, which is generally a purchase order, (2) the product is delivered, (3) the selling price is fixed or determinable and (4) collection of the customer receivable is deemed probable. The Company’s payment arrangements with customers typically provide for net 30 and 60 day terms. Advances received for licensing and exclusivity arrangements are reported on the consolidated balance sheets as deferred revenues until the Company meets its performance obligations, at which point the revenues are recognized. Revenue is recognized after deducting estimated reserves for returns, price protection and other allowances. In circumstances when the Company does not have a reliable basis to estimate returns and price protection or is unable to determine that collection of a receivable is probable, the Company defers the revenue until such time as it can reliably estimate any related returns and allowances and determine that collection of the receivable is probable.

1. Summary of Significant Accounting Policies, Cont.

Some of the Company’s video games provide limited online features at no additional cost to the consumer. Generally, the Company considers such features to be incidental to the overall product offering and an inconsequential deliverable. Accordingly, the Company recognizes revenue related to video games containing these limited online features upon the transfer of title and risk of loss to the customer. In instances where online features or additional functionality are considered a substantive deliverable in addition to the video game, the Company takes this into account when applying its revenue recognition policy. This evaluation is performed for each video game together with any online transactions, such as electronic downloads or video game add-ons when it is released. When the Company determines that a video game contains online functionality that constitutes a more-than-inconsequential separate service deliverable in addition to the video game, principally because of its importance to game play, the Company considers that its performance obligations for this game extend beyond the delivery of the game. Fair value does not exist for the online functionality, as the Company does not separately charge for this component of the video game. As a result, the Company recognizes all of the revenue from the sale of the game upon the delivery of the remaining online functionality. In addition, the Company defers the costs of sales for this game and recognizes the costs upon delivery of the remaining online functionality.

With respect to online transactions, such as electronic downloads of games or add-ons that do not include a more-than-inconsequential separate service deliverable, revenue is recognized when the fee is paid by the online customer to purchase online content and the Company is notified by the online retailer that the product has been downloaded. In addition, persuasive evidence of an arrangement must exist, collection of the related receivable must be probable and the fee must be fixed and determinable.

The Company has an arrangement pursuant to which it distributes videogames co-published with another company for a fee based on the gross sales of the videogames. Under the arrangement, the Company bears the inventory risk as the Company purchases and takes title to the inventory, warehouses the inventory in advance of orders, prices and ships the inventory and invoices its customers for videogame shipments. Also under the arrangement, the Company bears the credit risk as the supplier does not guarantee returns for unsold videogames and the Company is not reimbursed by the supplier in the event of non-collection.

The Company records the gross amount of revenue under the arrangement as it is not acting as an agent for the principal in the arrangement as defined by ASC Topic 605.

Third-party licensees in Europe distribute certain video games under license agreements with the Company. The licensees paid certain minimum, non-refundable, guaranteed royalties when entering into the licensing agreements. Upon receipt of the advances, the Company defers their recognition and recognizes the revenues in subsequent periods as these advances are earned by the Company. As the licensees pay additional royalties above and beyond those initially advanced, the Company recognizes these additional royalties as revenues when earned.

With respect to license agreements that provide customers the right to make multiple copies in exchange for guaranteed amounts, revenue is recognized upon delivery of a master copy. Per copy royalties on sales that exceed the guarantee are recognized as earned. In addition, persuasive evidence of an arrangement must exist, collection of the related receivable must be probable, and the fee must be fixed and determinable.

Stock-Based Compensation

The Company estimates the fair value of share-based payment awards on the measurement date using the Black-Scholes option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the condensed consolidated statements of operations.

Stock-based compensation expense recognized in the condensed consolidated statements of operations is based on awards ultimately expected to vest and has been reduced for estimated forfeitures. Stock compensation guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

1. Summary of Significant Accounting Policies, Cont.

The Company estimates the value of employee stock options on the date of grant using the Black-Scholes option pricing model. The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to; the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

The Company accounts for equity instruments issued to non-employees based on the estimated fair value of the equity instrument that is recorded on the earlier of the performance commitment date or the date the services required are completed. Until shares under the award are fully vested, the Company marks-to-market the fair value of the options at the end of each accounting period.

Foreign Currency Translation

The functional currency for the Company’s foreign operations is the applicable local currency. Accounts of foreign operations are translated into U.S. dollars using exchange rates for assets and liabilities at the balance sheet date and average prevailing exchange rates for the period for revenue and expense accounts. Adjustments resulting from translation are included in other accumulated comprehensive income (loss). Realized transaction gains and losses are included in income in the period in which they occur, except on intercompany balances considered to be long-term. Transaction gains and losses on intercompany balances considered to be long-term are recorded in other accumulated comprehensive income (loss). Foreign exchange transaction gains (losses) included in general and administrative expenses in the accompanying condensed consolidated statements of operations for the three months ended September 30, 2010 and 2009 amounted to $(49,786) and $(18,032), respectively.

Comprehensive (Loss) Income

For the three months ended September 30, 2010 and 2009, the Company’s comprehensive (loss) income was as follows:

	For the three
	months ended September 30,
	2010	2009

Net (loss) income	$(1,200,934)	$686,981
Change in foreign currency translation adjustment	(275,378)	82,500

Comprehensive (loss) income	$(1,476,312)	$769,481

Fair Value Measurements

Effective July 1, 2009, the Company adopted the provisions of the fair value measurement accounting and disclosure guidance which establishes a three-level hierarchy that prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of “observable inputs” and minimize the use of “unobservable inputs.” The three levels of inputs used to measure fair value are as follows:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•
Level 2: Quoted prices in active markets for similar assets and liabilities, quoted prices for identically similar assets or liabilities in markets that are not active and models for which all significant inputs are observable either directly or indirectly.

•	Level 3: Unobservable inputs reflecting the reporting entity's own assumptions or external inputs for inactive markets.

1. Summary of Significant Accounting Policies, Cont.

The following table summarizes the Company’s financial assets and liabilities that are measured at fair value on a recurring basis.

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in
		Active Markets	Significant
		for Identical	Other	Significant
	As of	Financial	Observable	Unobservable
	September	Instruments	Inputs	Inputs
	30, 2010	(Level 1)	(Level 2)	(Level 3)
Assets:
Advances on royalties	$696,762	$696,762	$-	$-

Total assets at fair value	$696,762	$696,762	$-	$-

Liabilities:
Warrant liability	$2,807,425	$-	$-	$2,807,425

Total liabilities at fair value	$2,807,425	$-	$-	$2,807,425

On February 23, 2010, the Company issued to the videogame publisher 3,000,000 shares of common stock, valued at $1,020,000 based on the fair market value of the Company’s common stock on the date the agreement was executed by the parties. The Company has capitalized such payment to the videogame publisher and the amount is marked-to-market on a quarterly basis. The fair value of the advances on royalties is based entirely upon quoted market prices, which is a level 1 input. The Company recorded a $504,892 decrease to the carrying amount of asset related to the periodic fair value remeasurement at September 30, 2010. During the three months ended September 30, 2010, 16,158 shares were earned and $5,773 was expensed to “cost of goods sold – royalties”, and ($1,801) was expensed to “general and administrative” relating to the periodic fair value remeasurement. As of September 30, 2010, 2,787,048 shares of common stock, valued at $696,762, based on the fair market value of the Company’s common stock were included advances on royalties.

On July 19, 2010, the Company issued Series A warrants in connection with the sale of $5,500,000 of senior secured convertible notes. The Series A warrants entitle the holders to purchase an aggregate of 12,761,021 shares of common stock. The Series A warrants have an exercise price of $0.375 per share and a term of five years, and became exercisable upon the issue date. The Company has accounted for the Series A warrants as a liability because the exercise price of the warrants will reset if the Company issues stock at a lower price. At inception, the fair value of the Series A warrants of $4,338,748 was separated from the debt liability and recorded as a derivative liability which resulted in a reduction of the initial notional carrying amount of the senior secured convertible notes. The fair value of the warrants was computed using the Black-Scholes option pricing model. The Company assumed a risk-free interest rate of 1.73%, no dividends, expected volatility of 148.24% and the contractual life of the warrants of 5 years.

In addition, the purchasers of the senior secured convertible notes received Series B warrants which will expire, if the warrants become exercisable, on the fifth year anniversary of the date the Company announces its 2011 operating results. The number of Series B warrants each purchaser received is equal to 75% of the Series A warrants they obtained. The Series B warrants can only be exercised if the EBITDA Test under the senior secured convertible notes is not achieved or if the Company fails to announce its 2011 operating results by September 28, 2011. The obligation to deliver the Series B warrants was determined to be an embedded derivative. The Company has approached the valuation of this embedded derivative based on the probability that the EBITDA Test under the senior secured convertible notes will be achieved. Because the probability at inception that the EBITDA Test will not be achieved is considered to be de minimis (less than 5%), the fair value of the derivative instrument is not considered to be material and no value has been assigned to it.

The Company measures the fair value of the warrants at each balance sheet date, and records the change in fair value as a non-cash charge or gain to earnings each period. The warrants were valued at $2,807,425 at September 30, 2010. The Company recorded a non-cash gain of $1,531,323 due to the change in fair value of warrants during the three months ended September 30, 2010. The fair value of the warrants was computed using the Black-Sholes option pricing model. The Company assumed a risk-free interest rate of 1.27%, no dividends, expected volatility of 146.18% and the remaining contractual life of the warrants of 4.8 years.

1. Summary of Significant Accounting Policies, Cont.

The following table is a rollforward of the fair value of the warrants, as to which fair value is determined by Level 3 inputs:

Three Months
Ended
September 30,
Description	2010
Beginning balance	$-
Purchases, issuances, and settlements	4,338,748
Total (gain) loss included in net loss	(1,531,323)
Ending balance	$2,807,425

Earnings (Loss) Per Common Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding for all periods. Diluted earnings per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of shares outstanding, increased by common stock equivalents. Common stock equivalents represent incremental shares issuable upon exercise of outstanding options and warrants, the conversion of preferred stock and the vesting of restricted stock. However, potential common shares are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded. Potentially dilutive securities including outstanding options, warrants, restricted stock, and the conversion of preferred stock amounted to 11,060,106 for the three months ended September 30, 2010.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2009-14, “Software (Topic 985): Certain Revenue Arrangements That Include Software Elements - a consensus of the FASB Emerging Issues Task Force (“EITF”)” (formerly EITF 09-3). ASU 2009-14 revises FASB ASC 985-605 to drop from its scope all tangible products containing both software and non-software components that operate together to deliver the products’ functions. It also amends the determination of how arrangement consideration should be allocated to deliverables in a multi-deliverable revenue arrangement. ASU 2009-14 is effective for fiscal years beginning after June 15, 2010. The adoption of ASU 2009-14 did not have a material impact on the Company’s condensed consolidated results of operations and financial condition.

In October 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements - a consensus of the FASB Emerging Issues Task Force” (formerly EITF 08-1), which amends the revenue recognition guidance for arrangements with multiple deliverables. ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how to allocate consideration to each unit of accounting in the arrangement. This ASU replaces all references to fair value as the measurement criteria with the term selling price and establishes a hierarchy for determining the selling price of a deliverable. It also eliminated the use of the residual value method for determining the allocation of arrangement consideration. ASU 2009-13 is effective for fiscal years beginning after June 15, 2010. The adoption of ASU 2009-13 did not have a material impact on the Company’s condensed consolidated results of operations and financial condition as the majority of its revenues are driven from single element deliverables.

2. Inventories

Inventories consist of the following:

	September 30, 2010	June 30, 2010
Finished goods	$714,144	$1,085,433
Purchased parts and components	737,446	125,868
Total	$1,451,590	$1,211,301

3. Line of Credit

The Company had a $8.0 million revolving line of credit facility with SunTrust Banks, Inc. (“SunTrust”) that was scheduled to mature on November 30, 2010. As of June 30, 2010, the Company’s borrowing base could not exceed 55% of eligible accounts receivable plus $500,000. The line of credit bore interest at prime plus 1½%, which was 4.75% at June 30, 2010. SunTrust processed payments received on such accounts receivable as payments on the revolving line of credit. The line was collateralized by gross accounts receivable of approximately $1,861,000 at June 30, 2010. The line of credit was further collateralized by personal guarantees, and pledge of personal securities and assets by two Company shareholders, one of whom is the Company’s chairman, and certain other affiliates. The agreement contained certain financial and non-financial covenants. At June 30, 2010, the Company was not in compliance with these covenants.

At June 30, 2010, the outstanding line of credit balance was $3,830,055. At June 30, 2010, the Company had $-0- available under the credit facility. For the three months ended September 30, 2010 and 2009, interest expense relating to the line of credit was $2,021 and $51,759, respectively. There was $33,284 of accrued interest at June 30, 2010.

On July 12, 2010, the Company repaid in full the entire outstanding balance under the credit agreement as a result of entering into a factoring agreement with Rosenthal & Rosenthal, Inc. (see Note 4, Due to Factor for further discussion). As a result of such repayment, (i) the loan agreement has automatically terminated, (ii) SunTrust’s lien or security interest in the Company’s assets has been terminated, and (iii) all obligations of the Company under the loan agreement have been satisfied in full.

4. Due to Factor

On July 7, 2010, the Company entered into a Factoring Agreement with Rosenthal & Rosenthal, Inc. Under the Factoring Agreement, the Company agreed to sell certain receivables to Rosenthal & Rosenthal arising from sales of inventory to customers. In connection with the execution of the Factoring Agreement, each of the Company, its subsidiaries, Gone Off Deep LLC, SouthPeak Interactive Ltd, and Vid Sub, LLC, and the chairman, Terry Phillips, have executed guarantees in favor of Rosenthal & Rosenthal. In addition, the Company, Gone Off Deep and Vid Sub each granted to Rosenthal & Rosenthal a security interest against all their respective assets.

Under the terms of the Factoring Agreement, the Company is selling certain of its receivables to Rosenthal & Rosenthal. For the approved receivables, Rosenthal & Rosenthal will assume the risk of collection. The Company has agreed to pay Rosenthal & Rosenthal a commission of .60% of the amount payable under all of the Company’s invoices to most of the Company’s customers against a minimum commission of $30,000 multiplied by the number of months in a contract period, with the first period being 12 months and the second 7 months. All payments received by Rosenthal & Rosenthal are payable to the Company after amounts due to Rosenthal & Rosenthal are satisfied. Under the Factoring Agreement, the Company has the right to borrow against payments due us at the rate of 65% of credit approved receivables. The borrowing rate against non-credit approved receivables is subject to negotiation. The interest rate on borrowings is equal to the greater of prime plus 1.5% per annum or 6.5% per annum. A $10,000,000 loan cap applies against the Company’s borrowings, which is subject to an increase of up to $3,000,000 if shareholders’ equity increases. The initial term of the Factoring Agreement ends on February 28, 2012.

Due (to) from factor consists of the following:

September 30, 2010
Outstanding accounts receivable sold to factor	$3,589,369
Cash collateral	53,354
Less: allowances	(2,580,174)
Less: advances from factor	(3,002,817)
$(1,940,268)

4. Due to Factor, Cont.

Accounts receivable totaling $3,589,369 were sold to the factor at September 30, 2010, of which the Company assumed credit risk of $1,828,153. The following table sets forth adjustments to the price protection and other customer allowances included as a reduction of amounts due (to) from factor:

Three months ended September 30, 2010
Beginning balance	$-
Add: provision	(4,544,537)
Less: amounts charged against allowance	1,964,363
Ending balance	$(2,580,174)

For the three months ended September 30, 2010, interest and financing costs relating to the factoring agreement were $155,458.

5. Production Advance Payable

On August 17, 2009, the Company entered into a unit production financing agreement with a producer relating to the production of certain games, of which the balance outstanding under this agreement was $3,755,104 at September 30, 2010 and June 30, 2010, respectively. Production fees relating to this production advance for the three months ended September 30, 2010 and 2009 totaled $278,860 and $199,946, respectively. The production fees for the three months ending September 30, 2010 related to the default status of the production advance, as described in the subsequent paragraph. These amounts are included in interest and financing costs, net on the accompanying condensed consolidated statements of operations. As of September 30, 2010 and June 30, 2010, accrued and unpaid production fees totaled $1,409,647 and $1,000,392, respectively, and are included in accrued expenses and other current liabilities. The Company is obligated to pay approximately $99,000 of production fees for every month the full production advance is outstanding past its due date of November 15, 2009. Pursuant to the agreement, the Company has assigned to the producer a portion of the net revenues related to the sale of certain games in Europe.

The Company has failed to make the required payments under this agreement. Accordingly, the production advance payable is currently in default and is accruing production fees at $0.009 per unit (based upon 382,000 units) for each day after November 15, 2009 (approximately $1,004,000 through September 30, 2010). Pursuant to the terms of the production financing agreement, the producer is free to exercise any rights in connection with the security interests granted.

6. Secured Convertible Debt

On April 29 and 30, 2010, the Company entered into a note purchase agreement pursuant to which the Company could issue up to $5,000,000 of junior secured subordinated promissory notes (the “Junior Notes”) in one or more closings and each of the Company’s subsidiaries guaranteed the Company’s obligations under the Junior Notes. Pursuant to the note purchase agreement, the Company issued Junior Notes in the aggregate principal amount of $950,000 in private placements that closed on April 30, 2010 and May 6, 2010. Of the Junior Notes issued on April 29 and 30, 2010, the Company’s chairman, purchased $500,000.

The Junior Notes were due and payable in full on December 27, 2010 and bore interest at the rate of 10% per annum. The Junior Notes were secured by all of the assets of the Company and its subsidiaries and the indebtedness under the Junior Notes and the security interest granted by the Company and its subsidiaries in the note purchase agreement were junior to the Company’s indebtedness to SunTrust Banks, Inc., the Company’s senior lender, and the indebtedness held by any future senior lender of the Company or its subsidiaries. The principal and accrued interest outstanding under each Junior Note was convertible, in whole or in part, at the option of its holder into shares of the Company’s common stock at a price per share of $0.45 per share.

The Company evaluated the conversion feature of the Junior Notes and determined that there was no beneficial conversion feature as the conversion price of $0.45 per share was greater than the fair value of the stock at the time of issuance.

6. Secured Convertible Debt, Cont.

On July 16, 2010, the Company repaid the $450,000 Junior Note plus accrued interest thereon with proceeds from the senior secured convertible notes. On July 16, 2010, the Company exchanged the $500,000 Junior Note issued to the Company’s chairman for a $500,000 senior secured convertible note (see discussion below). Interest expense for the three months ended September 30, 2010 related to the Junior Notes was $5,411. There was $-0- and $15,548 of accrued interest outstanding at September 30, 2010 and June 30, 2010, respectively.

On July 16, 2010, the Company entered into a Securities Purchase Agreement with CNH Diversified Opportunities Master Account, L.P., CNH CA Master Account, L.P., AQR Diversified Arbitrage Fund and Terry Phillips, the Company’s chairman, for the sale of $5,500,000 of senior secured convertible notes (the “Notes”) and warrants. Mr. Phillips’ Note was issued in exchange for a Junior Note originally issued to him on April 30, 2010. The Company received $5,000,000 in cash for $5,000,000 of the senior secured convertible notes and exchanged a $500,000 prior Junior Note for $500,000 of the senior secured convertible notes. The Notes are due and payable in full on July 19, 2013 and bear interest at the rate of 10.0% per annum. Interest is payable semi-annually commencing on December 31, 2010. The Notes are senior to all obligations of the Company with the exception of the indebtedness under the Company’s Factoring Agreement with Rosenthal & Rosenthal, Inc. (see Note 4). Interest expense for the three months ended September 30, 2010 was $111,528 and there was $111,528 of accrued interest outstanding at September 30, 2010.

The principal and interest due under the Notes are convertible at a price of $0.431 per share. The Company evaluated the conversion feature of the Notes and determined that there was no beneficial conversion feature as the conversion price of $0.431 per share was greater than the fair value of the stock at the time of issuance.

On August 31, 2010, the Company entered into an Amended and Restated Securities Purchase Agreement (the “Amended Purchase Agreement”), pursuant to which it sold an aggregate of $2,000,000 of a new series of senior secured convertible notes (the “Additional Notes”) to AQR Opportunistic Premium Offshore Fund, L.P., Advanced Series Trust, solely on behalf of the AST Academic Strategies Asset Allocation Portfolio, and Terry Phillips, the Company’s chairman. The Company received $2,000,000 in cash for $2,000,000 of the Additional Notes, of which $200,000 was paid by Terry Phillips, the Company’s chairman. The Additional Notes are due and payable in full on March 15, 2011 and bear interest at the rate of 24.0% per annum. Interest is payable on December 31, 2010 and on March 15, 2011, the maturity date. The Additional Notes are subject to the Pledge and Security Agreement and the Guaranty made by the Company’s subsidiaries. Interest expense for the three months ended September 30, 2010 was $38,666 and there was $38,666 of accrued interest outstanding at September 30, 2010.

The principal and interest due under the Additional Notes are convertible at a price of $20.00 per share. The Company evaluated the conversion feature of the Notes and determined that there was no beneficial conversion feature as the conversion price of $20.00 per share was greater than the fair value of the stock at the time of issuance.

As a part of the issuance of the Notes, the Company issued Series A warrants to the purchasers of the Notes giving them the right to purchase up to an aggregate of 12,761,021 shares of common stock at an exercise price of $0.375 per share. The Series A warrants expire on July19, 2015, unless sooner exercised.

In addition, the purchasers of the Notes received Series B warrants which will expire, if the warrants become exercisable, on the fifth year anniversary of the date the Company announces its 2011 operating results. The number of Series B warrants each purchaser received is equal to 75% of the Series A warrants they obtained. The Series B warrants can only be exercised if the EBITDA Test, as defined under the Notes, is not achieved or if the Company fails to announce its 2011 operating results by September 28, 2011. The exercise price of the Series B warrants is tied to the weighted average price of the Company’s common stock for each of the 30 consecutive trading days following the earlier of the announcement of the Company’s 2011 operating results or September 28, 2011. The exercise price per share is also subject to full ratchet anti-dilution protection and limitations on exercise as are the Series A warrants.

The Company’s senior secured convertible notes and certain warrants have been accounted for in accordance with applicable authoritative guidance for derivative instruments which requires identification of certain embedded features to be bifurcated from debt instruments and accounted for as derivative assets or liabilities. The derivative assets and liabilities are initially recorded at fair value and then at each reporting date, the change in fair value is recorded in the condensed consolidated statement of operations.

The Company has accounted for the Series A warrants as a liability because the exercise price of the warrants will reset if the Company issues stock at a lower price. At inception, the fair value of the Series A warrants of $4,338,748 was separated from the Notes and recorded as a derivative liability which resulted in a reduction of the initial notional carrying amount of the Notes, and as unamortized discount, which is being accreted over the term of the Notes using the straight-line method. The fair value of the warrants was computed using the Black-Scholes option pricing model. The Company assumed a risk-free interest rate of 1.73%, no dividends, expected volatility of 148.24% and the contractual life of the warrants of 5 years.

6. Secured Convertible Debt, Cont.

The obligation to deliver the Series B warrants was determined to be an embedded derivative. The Company has approached the valuation of this embedded derivative based on the probability that the EBITDA Test, as defined under the Notes, will not be achieved. Because the probability at inception that the EBITDA Test will not be achieved is considered to be de minimis (less than 5%), the fair value of the derivative instrument is not considered to be material and no value has been assigned to it.

As of September 30, 2010, the unamortized debt discount amounted to $3,977,185. Total amortization of the debt discount recorded as interest expense was $361,563 for the three months ended September 30, 2010.

In connection with the sale of the senior secured convertible notes and warrants, the Company executed a Registration Rights Agreement under which it agreed to register the shares of common stock underlying the senior secured convertible notes and warrants. The Registration Rights Agreement has been amended and currently provides that the Company file a registration statement by November 19, 2010 and to have it declared effective by January 31, 2011, if it is not subject to full review by the SEC, and by March 15, 2011 if it is subject to full review. Failure to have the registration statement declared effective within 60 days from the prescribed effectiveness deadline constitutes a default under the Notes.

The purchasers of the senior secured convertible notes and warrants were introduced to the Company by an investment bank pursuant to an engagement letter agreement with the Company. Pursuant to the engagement letter, the investment bank received a cash fee that was approximately equal to 5.0% of the aggregate proceeds raised in the financing. The Company recorded the cash fee and other direct costs incurred for the issuance of the senior secured convertible notes in aggregate of $733,959 as deferred debt issuance costs. Debt issuance costs are amortized on the straight-line method over the terms of the senior secured convertible notes, with the amounts amortized being recognized as interest expense. Amortization of deferred debt issuance costs included in interest expense for the three months ended September 30, 2010 totaled $66,092.

7. Purchase Order Financing

On September 20, 2010, the Company entered into a Master Purchase Order Assignment Agreement with Wells Fargo Bank, National Association (“Wells Fargo”). In connection with the execution of this Agreement, each of the Company, its subsidiaries, Gone Off Deep, LLC and Vid Sub, LLC, and the chairman, Terry Phillips (the “Guarantors”), have executed a Guaranty in favor of, and, along with the Company, have entered into a Security Agreement and Financing Statement with, Wells Fargo.

Under the terms of the Agreement, the Company may request that Wells Fargo accept the assignment of customer purchase orders and request that Wells Fargo purchase the required materials to fulfill such purchase orders. If accepted, Wells Fargo, in turn, will retain the Company to manufacture, process, and ship the ordered goods. Wells Fargo’s aggregate outstanding funding under the agreement shall not exceed $2,000,000. No amounts were outstanding as of September 30, 2010.

Upon receipt of customer payments by Wells Fargo, the Company will be paid a fee for its services, with such fee calculated pursuant to the terms of the agreement. Also from such customer payments, Wells Fargo shall be entitled to receive the following: (1) a transaction initiation and set-up fee equal to 1.5% of the aggregate amount outstanding on all amounts (including letters of credit) advanced by Wells Fargo; (2) a daily maintenance fee equal to 0.05% of all amounts (including letters of credit) advanced by Wells Fargo which remain outstanding for more than 30 days; and (3) a product advance fee equal to (a) the prime rate plus 2%, divided by 360, multiplied by (b) (i) the aggregate amount outstanding on all amounts (including letters of credit) advanced by Wells Fargo on account of purchases of products or other advances made in connection with a customer purchase order, multiplied (ii) by the number of days from the earlier of (A) the date on which any such letter of credit or purchase order or financial accommodation is negotiated into cash, or (B) the date funds are advanced by other than issuing a letter of credit or purchase order.

In addition, Wells Fargo is entitled to a commitment fee of $120,000 to be paid on the earlier of (a) September 20, 2011 or (b) the date on which the Agreement is terminated. Wells Fargo is also entitled to additional commitment fees for each renewal of the Agreement, and such fees will be paid on the earlier of (a) the first anniversary of the beginning of each renewal term or (b) the date on which the Agreement is terminated.

7. Purchase Order Financing, Cont.

Subject to the rights of senior lenders, the Company and the Guarantors have granted security interests in their assets to Wells Fargo under the Security Agreement and Financing Statement to secure the LLC’s obligations under the Agreement and the Guarantors’ guarantees of such obligations.

8. Related Party Transactions

For all periods presented, the Company had the following related party transactions.

Related Party Receivables

Related party receivables consist primarily of short-term advances to employees. No allowance has been provided due to the short-term nature and recoverability of such advances.

Included in related party receivables at September 30, 2010 is a $35,000 receivable resulting from a loan made to a company partially owned by the Company’s chairman and chief executive officer. Interest on the loan is 8.0% and the entire outstanding amount became payable upon demand on September 1, 2010.

Also included in related party receivables at September 30 and June 30, 2010 is a receivable attributed to lease income. The Company leases certain office space to a company whose shareholders are also shareholders of the Company, one of whom is the Company's chairman. At September 30, 2010 and June 30, 2010, $-0- and $7,815, respectively, was owed to the Company and is included in related party receivables.

Due to Related Parties

During the three months ended September 30, 2010 and 2009, the Company expensed $6,600 related to broadband usage from an internet service provider partially owned by two shareholders of the Company, one of whom is the Company's chairman, of which $25 and $2,200 remained as a payable to the affiliate and is included in due to related parties in the accompanying condensed consolidated balance sheets at September 30, 2010 and June 30, 2010, respectively. These amounts are included in general and administrative expenses in the accompanying condensed consolidated statements of operations.

Accrued Expenses - Related Parties

Accrued expenses - related parties as of and for the three months ended September 30, 2010 and the year ended June 30, 2009 are as follows:

	Three months ended September 30, 2010	Year ended June 30, 2009
Balance at beginning of period	$322,281	$221,493
Expenses incurred:
Rent	27,500	110,000
Commissions	40,371	551,932
Less: amounts paid	(276,903)	(561,144)
Balance at end of period	$113,249	$322,281

The Company incurred sales commissions for the marketing and sale of videogames with four affiliates of the Company’s chairman. Sales commissions for the three months ended September 30, 2010 and 2009 were $40,371 and $108,046, respectively. These amounts are included in sales and marketing in the accompanying condensed consolidated statements of operations.

Lease - Related Parties

The Company leases certain office space from a company whose shareholders are also shareholders of the Company, one of whom is the Company’s chairman. Related party lease expense was $27,500 for the three months ended September 30, 2010 and 2009. These amounts are included in the general and administrative expense in the accompanying condensed consolidated statements of operations. The lease expires on December 31, 2010.

8. Related Party Transactions, Cont.

The Company leases certain office space to a company whose shareholders are also shareholders of the Company, one of whom is the Company’s chairman. Related lease income was $3,908 for the three months ended September 30, 2010 and 2009. These amounts are included in general and administrative expense in the accompanying condensed consolidated statements of operations. The lease expires on December 31, 2010.

9. Commitments

Total future minimum commitments are as follows:

	Software	Office
	Developers	Lease	Total
For the year ending June 30,

2011 (nine months ended June 30, 2011)	$5,722,739	$49,272	$5,772,011
2012	-	29,029	29,029
2013	-	33,867	33,867
2014	-	-	-
2015	-	-	-
Total	$5,722,739	$112,168	$5,834,907

10. Stock-based Compensation

In May 2008, the Company’s board of directors and its shareholders approved the 2008 Equity Incentive Compensation Plan (the “2008 Plan”) for the grant of stock awards, including restricted stock and stock options, to officers, directors, employees and consultants. The 2008 Plan expires in May 2018. Shares available for future grant as of September 30, 2010 and June 30, 2010 were 85,888 and 919,372, respectively, under the 2008 Plan.

Stock awards and shares are generally granted at prices which the Company’s board of directors believes approximate the fair market value of the awards or shares at the date of grant. Individual grants generally become exercisable ratably over a period of three years from the date of grant. The contractual terms of the options range from three to ten years from the date of grant.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock-based compensation to employees and non-employees. The determination of fair value is affected by the Company’s stock price and volatility, employee exercise behavior, and the time for the shares to vest.

The assumptions used in the Black-Scholes option pricing model to value the Company’s option grants to employees and non-employees were as follow:

	For the three months ended September 30, 2010	For the three months ended September 30, 2009
Risk-free interest rate	1.6 – 2.5%	2.5 - 3.5%
Weighted-average volatility	155 - 157%	161 – 165%
Expected term	5.5 – 8.7 years	5.5 - 9.7 years
Expected dividends	0.0%	0.0%

The following table summarizes the stock-based compensation expense resulting from stock options and restricted stock in the Company’s consolidated statements of operations:

	For the three months ended September 30, 2010	For the three months ended September 30, 2009
Sales and marketing	$10,705	$27,622
General and administrative	142,897	128,574
Total stock-based compensation expense	$153,602	$156,196

10. Stock-based Compensation, Cont.

As of September 30, 2010, the Company’s unrecognized stock-based compensation for stock options issued to employees and non-employee directors was approximately $623,390 and will be recognized over a weighted average of 1.8 years. The Company estimated a 5.0% forfeiture rate related to the stock-based compensation expense calculated for employees and non-employee directors.

The following table summarizes the Company’s stock option activity for employees, non-employee directors, and non-employees for the three months ended September 30, 2010:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of June 30, 2010	2,882,128	$1.16	-	$-
Activity for the nine months ended September 30, 2010
Granted	696,500	0.30	9.88	9,000
Exercised	-		-	-
Forfeited, cancelled or expired	58,667	0.67	8.81	-
Outstanding as of September 30, 2010	3,519,961	$0.90	8.81	$9,000
Exercisable as of September 30, 2010	1,226,212	$1.38	8.19	$-
Exercisable and expected to be exercisable	2,293,749	$0.93	8.77	$7,715

The aggregate intrinsic value represents the total pre-tax intrinsic value based on the Company’s closing stock price ($0.25 per share) as of September 30, 2010, which would have been received by the option holders had all option holders exercised their options as of that date.

The weighted average fair value of stock options granted to employees and non-employee directors during the three months ended September 30, 2010 was $0.30 per share.

The following table summarizes the Company’s restricted stock activity for the nine months ended March 31, 2010:

	Shares	Weighted- Average Grant Date Fair Value
Outstanding as of June 30, 2010	1,085,000	$0.37
Activity for the nine months ended September 30, 2010
Granted	195,651	0.23
Vested	65,000	0.75
Forfeited, cancelled or expired	-	-
Outstanding as of September 30, 2010	1,215,651	$0.33
Vested as of September 30, 2010	178,500	$1.64

10. Stock-based Compensation, Cont.

As of September 30, 2010, the Company’s unrecognized stock-based compensation for restricted stock issued to employees and non-employee directors was approximately $293,211 and will be recognized over a weighted average of 1.94 years.

11. Contingencies

On October 27, 2008, Gamecock was served with a demand for arbitration by a developer alleging various breaches of contract related to a publishing agreement entered into between Gamecock and the developer on December 12, 2007. The developer is seeking an award of $4,910,000, termination of the agreement, exclusive control of the subject videogame, and discretionary interest and costs. Gamecock has responded stating that the developer’s attempts to terminate the publishing agreement constitute wrongful termination of the agreement and breach of the agreement. Gamecock has also filed a counterclaim against the developer seeking the return of approximately $5.9 million in advances on royalties in the event the publishing agreement is terminated. The developer has filed a supplemental demand for arbitration concerning royalty payments due under a separate publishing agreement and is seeking an award of $41,084. An arbitration scheduled for January 2010 has been put on hold pending possibility of settlement. As of September 30, 2010, the Company believes it has accrued sufficient amounts to cover potential losses related to this matter. The Company’s management currently believes that resolution of this matter will not have a material adverse effect on the Company’s consolidated financial position or results of operations. However, legal issues are subject to inherent uncertainties and there exists the possibility that the ultimate resolution of this matter could have a material adverse effect on the Company’s consolidated financial position and the results of operations in the period in which any such effect is recorded.

In February 2010, the Company, SouthPeak Interactive, L.L.C., and Gamecock were served with a complaint by TimeGate Studios, Inc., or TimeGate, alleging various breach of contract and other claims related to a publishing agreement, or the Publishing Agreement, entered into between Gamecock and TimeGate in June 2007. TimeGate is seeking the return of all past and future revenue generated from the videogame related to the Publishing Agreement, an injunction against the Company and its subsidiaries, damages to be assessed, and discretionary interest and costs. Based upon the current status of this claim, the Company is of the opinion that it has limited or no exposure in connection with this claim.

On May 10, 2010, SouthPeak Interactive, L.L.C. and Melanie Mroz were served with a complaint by Spidermonk Entertainment, LLC or Spidermonk, alleging various breach of contract and other claims related to a publishing agreement, or the Publishing Agreement, entered into between Southpeak and Spidermonk in November, 2007. Spidermonk is seeking the unpaid milestone payments related to the development of the game “Roogoo” videogame as well as other highly speculative damages related to the poor sales performance of this game. The Company has no estimate at this time of its potential exposure and cannot, at this time, predict the outcome of this matter. The Company and its subsidiaries intend to vigorously defend all claims.

In September 2010, the Company instituted summary proceedings in the Lyon France Commercial Court against Nobilis Group in which the Company has alleged the Licensing and Distribution Agreements for the games the Company was to obtain and has obtained from Nobilis, including the My Baby games, were wrongfully terminated. In addition, the Company has claimed that the grant of the rights to My Baby 3 to Majesco were unlawful. The Company is seeking the reinstatement of the agreements and damages associated with the actions of Nobilis. Following a hearing on October 26, 2010, the court has rendered a temporary summary judgment reinstating the agreement for My Baby First Steps and ordered Nobilis to advise Nintendo to build all products pursuant to the My Baby First Steps contract, which includes the My Baby First Steps game and an additional fourteen games. A further hearing was held on November 9, 2010, in which the Company sought to affirm the court’s prior judgment reinstating the My Baby First Steps contract as well as to reinstate the My Baby 1 contract. The court has not yet rendered any decision regarding these matters. The parties are in settlement negotiations.

Other than the foregoing, the Company is engaged in litigation incidental to the Company’s business to which the Company is a party. While the Company cannot predict the ultimate outcome of these various legal proceedings, it is management’s opinion that, individually, the resolution of these matters should not have a material effect on the consolidated financial position or results of operations of the Company. As of September 30, 2010, the Company has accrued an aggregate amount of $839,903 related to such matters. The Company expenses legal costs as incurred in connection with a loss contingency.

On August 26, 2009, the Company was notified that the SEC was conducting a non-public, fact-finding investigation regarding certain matters underlying the amendment of its Form 10-Q, and the restatement of its financial statements, for the period ended March 31, 2009, and the termination of its former chief financial officer. The Company has provided the SEC with the documents requested and has cooperated in all respects with the SEC’s investigation.

11. Contingencies, Cont.

On September 3, 2010, the Company, Terry Phillips, the Company’s chairman, and Melanie Mroz, the Company’s CEO, received Wells Notices from the staff of the Securities and Exchange Commission advising that the staff will recommend to the Securities and Exchange Commission that cease and desist orders issue for alleged violations of Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Securities Exchange Act of 1934 and Rules 12b-20 and 13a-13 adopted under this act. In addition, the staff has alleged violations by Mr. Phillips and Ms. Mroz of Rule 13b-2 and Rule 13a-14 by Ms. Mroz. These alleged violations result from the facts underlying the need to file an amended Form 10Q/A for the fiscal quarter ended March 31, 2009.

Legal proceedings have been threatened by the Company’s former CFO against the Company in connection with allegations of discrimination and retaliation against a whistle blower and wrongful termination. The claim seeks an undisclosed amount in lost wages in addition to certain employee benefits and punitive damages. The Company believes this claim is without merit and intends to defend this action vigorously.

From time to time, the Company is subject to various claims and legal proceedings. If management believes that a loss arising from these matters is probable and can reasonably be estimated, the Company would record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range, and no point within the range is more probable than another. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary.

12. Gain on Settlement of Trades Payables

The gain on the settlement of trade payables at less than recorded values results from negotiations with various unsecured creditors for the settlement and payment of the trade payable at amounts less than that the recorded liability. For the three months ended September 30, 2010, the Company’s gain on settlement of trade payables was as follows:

	Net Trade Payables Settled	Other Assets Acquired/ Liabilities Assumed	Payments in Cash	Payments in Equity	Forgiveness of Debt

Vendor 1	$12,000	$-	$(10,000)	$-	$2,000
Vendor 2	1,064,848	-	(481,726)	-	583,122
	$1,076,848	$-	$(491,726)	$-	$585,122

13. Additional Financial Statement Information

Accrued expenses and other current liabilities consist of the following:

	September 30,	June 30,
	2010	2010

Accrued expenses	$1,693,186	$1,700,208
Reserve for marketing development funds (MDF)	388,433	344,210
Commissions	100,344	161,678
Guaranteed royalty payments	135,000	135,000
Accrued payroll and payroll taxes	193,304	266,740
Customer cash in advance deposits	50,920	31,793
Accrued interest	1,586,386	1,062,200
Other	110,998	79,882

	$4,258,571	$3,781,711

No other items accounted for greater than five percent of total current liabilities as of September 30, 2010 or June 30, 2010.

14.  Subsequent Event

Effective November 1, 2010, the number of authorized shares of common stock of the Company was increased from 90,000,000 to 190,000,000.  The increase was effective upon the filing of an amendment to the Company's certificate of incorporation with the State of Delaware.  The Company's Board of Directors and stockholders approved the amendment in July 2010, and the amendment was filed following the delivery of an Information Statement to the Company's stockholders on October 8, 2010.

45,620,650  Shares

SouthPeak Interactive Corporation

Common Stock

PROSPECTUS

, 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee.

Securities and Exchange Commission Registration Fee		$879.00
Printing Expenses	$		*
Accounting Fees and Expenses	$		*
Legal Fees and Expenses	$		*
Transfer Agent and Registrar	$		*

Total	$		*

* To be filed by amendment

Item 14.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (or DGCL) provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of ours may, and in certain cases must, be indemnified by us against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement, and reasonable expenses (including attorneys fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests. This indemnification does not apply, (i) in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to us, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, (ii) in a non-derivative action, to any criminal proceeding in which such person had no reasonable cause to believe his conduct was unlawful.

 Article VI of our restated certificate of incorporation provides that no director of ours shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

 Article VII of our restated certificate of incorporation also provides that we shall indemnify to the fullest extent permitted by Delaware law any and all of our directors and officers, or former directors and officers, or any person who may have served at our request as a director or officer of another corporation, partnership, limited liability company joint venture, trust or other enterprise.

Item 15. Recent sales of unregistered securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act of 1933, as amended (or the Securities Act):

On May 12, 2008, we issued 35,000,000 shares of our common stock to the former members of SouthPeak Interactive, L.L.C. pursuant to a membership interest purchase agreement. We relied upon Rule 506 of Regulation D under the Securities Act, in connection with the issuance of these shares. The 34,000,000 shares of our common stock issued on May 12, 2008, and the 1,000,000 shares of our common stock previously issued to Mr. Terry Phillips on April 25, 2008, are payment by us of the purchase price of $35,000,000 under the membership interest purchase agreement. The shares of our common stock were valued at $1.00 per share. No commission or other compensation was paid.

 Between May 2008 and September 2008, we issued 14,563,833 shares of Series A convertible preferred stock to certain investors pursuant to a preferred stock purchase agreement entered into by us on May 12, 2008. We relied upon Rule 506 of Regulation D under the Securities Act in connection with the issuance of these shares. The shares of Series A convertible preferred stock were issued for gross proceeds of $14,563,833, including the conversion of $2,093,333 in principal and interest.

 Between July 2008 and December 2008, we issued 6,160,149 of our Class Y warrants to certain investors pursuant to the purchase agreement for the sale of Series A convertible preferred stock entered into by us on May 12, 2008. The Class Y warrants were issued in exchange for 4,689,950 of our Class W warrants and 1,470,199 of our Class Z warrants. The 4,689,950 Class W warrants and 1,470,199 Class Z warrants were tendered to our transfer agent and cancelled between July and December 2008. We relied upon Rule 506 of Regulation D under the Securities Act in connection with the issuance of the Class Y warrants.

In exchange for investment banking services related to the sale of the Series A convertible preferred stock and the issuance of the Class Y warrants, we shall pay HCFP/Brenner Securities, LLC a fee consisting of (a) cash in an amount equal to 6.5% of the gross proceeds received by us for the shares of Series A convertible preferred stock, (b) warrants with an exercise price of $1.00 to purchase a number of shares of common stock equal to 10% of the total number of shares of Series A convertible preferred stock issued by us, and (c) one Class Y warrant for each Class Y warrant issued pursuant to the preferred stock purchase agreement. HCFP/Brenner Securities LLC includes affiliates, certain related parties and designees.

On October 10, 2008, pursuant to the terms of a definitive purchase agreement among Vid Agon, LLC, Vid Sub, LLC and us, related to the acquisition of Gone Off Deep, LLC, doing business as Gamecock Media Group, we issued to Vid Agon, LLC a warrant to purchase an aggregate of 700,000 shares of our common stock at an exercise price of $1.50 per share and exercisable on or prior to May 31, 2013. The warrant contains a cashless exercise provision, certain anti-dilution provisions, piggy-back registration rights, and other customary provisions. The warrant was issued and sold in reliance upon the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.

In November 2008, in exchange for services related to the acquisition of Gamecock Media Group, we issued warrants to purchase an aggregate of 100,000 shares of our common stock at an exercise price of $1.50 per share and exercisable on or prior to May 31, 2013. The warrants contain a net exercise provision under which each holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock after deduction of the aggregate exercise price. The warrants also contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of the warrants in the event of stock dividends, stock splits, reorganizations, reclassifications, and consolidations. The warrants also contain piggy-back registration rights and other customary provisions. The warrants were issued and sold in reliance upon the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.

 On December 4, 2008, we issued three warrants to purchase an aggregate of 50,000 shares of our common stock, to former officers of Gamecock Media Group in connection with their separation from Gamecock Media Group.  The warrants have an exercise price of $1.50 per share and are exercisable on or prior to December 3, 2011, subject to the achievement of certain revenue targets. The warrants contain a cashless exercise provision, certain anti-dilution provisions, and other customary provisions. The warrants were issued in reliance upon the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.

On December 31, 2008, we issued 100,000 of our Class Y warrants to an investor pursuant to the purchase agreement for the sale of Series A convertible preferred stock entered into by us on May 12, 2008, or the Purchase Agreement. The warrants were issued in exchange for 100,000 of our Class W warrants. The 100,000 Class W warrants were tendered to our transfer agent and cancelled as of December 31, 2008. The warrants were issued in reliance upon the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.  In exchange for investment banking services related to the Purchase Agreement, we shall pay HCFP/Brenner Securities LLC a fee consisting of, (a) cash in an amount equal to 6.5% of the gross proceeds received by us, including the conversion of indebtedness, (b) warrants with an exercise price of $1.00 to purchase a number of shares of common stock equal to 10% of the total number of shares of Series A convertible preferred stock issued by us, and (c) one Class Y warrant for every ten Class Y warrants issued pursuant to the Purchase Agreement.

   On February 3, 2009, we issued 491,010 of our Class Y warrants to HCFP/Brenner Securities LLC as part of the consideration for investment banking services provided by HCFP/Brenner Securities LLC in connection with the sale of our Series A convertible preferred stock.  We relied upon Rule 506 of Regulation D under the Securities Act in connection with the issuance of the Class Y warrants.

On March 16, 2009, we issued warrants to purchase 1,811,334 shares of our common stock to HCFP/Brenner Securities LLC as part of the consideration for investment banking services provided by HCFP/Brenner Securities LLC in connection with the acquisition of SouthPeak Interactive, L.L.C. and the sale of our Series A convertible preferred stock. The warrants have an exercise price of $1.00 and are exercisable on or prior to May 31, 2013. The warrants contain a cashless exercise provision, certain anti-dilution protections and other customary provisions. We relied upon Rule 506 of Regulation D under the Securities Act in connection with the issuance of the warrants.

On June 15, 2009, we issued 175,150 of our Class Y warrants to HCFP/Brenner Securities, LLC as part of the consideration for investment banking services provided by HCFP/Brenner Securities, LLC in connection with the sale of our Series A convertible preferred stock.  We relied upon Rule 506 of Regulation D under the Securities Act of 1933, as amended, in connection with the issuance of the Class Y warrants.

On November 13, 2009, we issued 175,000 shares of our common stock and a warrant to purchase 150,000 shares of common stock to an affiliate of  FCS S.A.R.L. & CO KG as partial compensation for consulting services provided by FCS S.A.R.L. & CO KG.  The warrant has an exercise price of $.35 per share and is exercisable on or prior to May 31, 2013.  The warrant contains a cashless exercise provision, certain anti-dilution provisions, and other customary provisions.  We relied upon Rule 506 of Regulation D under the Securities Act in connection with the issuance of the shares of common stock and the warrant.

On March 31, 2010, pursuant to the terms of a purchase agreement with Intermezzo Establishment and Paragon Investment Fund, we issued 10 million shares of common stock and paid $1.2 million and agreed to make a payment of 10% of the net receipts from sales of a videogame in exchange for all of the outstanding stock of IRP GmbH and a commitment to assign certain videogame distribution and development contracts and intellectual property rights to us. We granted Intermezzo Establishment and Paragon Investment Fund certain customary piggyback registration rights with respect to the shares of common stock issued to them. We relied upon Regulation S under the Securities Act in connection with the issuance of the shares of common stock and the warrant.

In private placements that closed on April 30, 2010 and May 6, 2010, we issued $950,000 of junior secured subordinated promissory notes pursuant to a note purchase agreement, dated as of April 30, 2010.  The notes, which were repaid in full and cancelled on July 19, 2010, were due and payable in full on December 27, 2010 and bore interest at the rate of 10% per annum.  The principal and accrued interest outstanding under each note was convertible, in whole or in part, at the option of its holder into shares of our common stock at a price per share of $0.35.  The notes were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated under the Securities Act.

On May 5, 2010, we entered into a stock purchase agreement, pursuant to which our Class W warrants and Class Z warrants could be tendered to us for cancellation as payment of the purchase price for shares of our common stock.  Under the stock purchase agreement, we agreed to issue one share of our common stock in exchange for:  (a) six Class Z warrants and $0.15, or (b) 25 Class Z warrants, or (c) 100 Class W warrants and $0.25.  At closings pursuant to the stock purchase agreement, we issued 206,359 shares of our common stock to six purchasers in exchange for the cancellation of 1,447,150 Class Z warrants and $29,303.80 in cash.  The shares of our common stock were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated under the Securities Act.

On July 19, 2010, we issued $5.5 million of senior secured convertible notes and associated Series A and Series B warrants pursuant to a securities purchase agreement (or the Securities Purchase Agreement) with certain investors, including our chairman.  We received gross proceeds of $5,000,000 in cash and cancelled a then outstanding $500,000 junior secured convertible note.  The notes bear interest at 10.0% per annum and the principal and interest due under the notes are convertible at a price of $.431 per share subject to full ratchet anti-dilution protection for certain issuances.  The holders of the notes collectively received five-year Series A warrants equal in number to the shares initially issuable upon conversion of the principal amount due under the notes at an exercise price of $0.375 per share.  The exercise price per share is subject to full ratchet anti-dilution protection for certain issuances at less than the exercise price per share.  In addition, the holders of the notes received a number of Series B warrants equal to 75% of the Series A warrants they obtained.  The exercise price of the Series B warrants is tied to the weighted average price of our common stock for each of the 30 consecutive trading days following the earlier of the announcement of our 2011 operating results or September 28, 2011.  With respect to the issuance of the notes and warrants described above, we relied on the exemption provided by Section 4(2) of the Securities Act and Regulation D promulgated under the Securities Act.  The purchasers of notes and warrants are accredited investors and acquired securities for their own account for investment purposes only and not for resale unless registered under the Securities Act or pursuant an exemption from such registration.

On August 31, 2010, we issued an aggregate of $2.0 million of a new series of senior secured convertible promissory notes (or the Additional Notes) pursuant to an amended and restated purchase agreement (or Amended Purchase Agreement) with certain investors, including our chairman.  The Amended Purchase Agreement amends and restates the Securities Purchase Agreement.  We received $2.0 million in cash for $2.0 million of the Additional Notes, of which $200,000 was paid by Terry Phillips, our chairman.  The Additional Notes bear interest at 24.0% per annum.  Interest is payable on December 31, 2010 and on March 15, 2011, the maturity date.  The principal and interest due under the Additional Notes are convertible at a price of $20.00 per share.  No right of conversion exists with respect to the Additional Notes if such conversion would cause the holder of such Additional Notes to beneficially own in excess of 4.99% of our common stock.  We have the right to redeem all or any part of the Additional Notes at 102% of the principal amount being redeemed subject to conditions prescribed in the Additional Notes.  The holders also have the right of redemption if an event of default occurs under the Additional Notes.  With respect to the issuance of the Additional Notes described above, we relied on the exemption provided by Section 4(2) of the Securities Act and Regulation D promulgated under the Securities Act.  The purchasers of the Additional Notes are accredited investors and acquired securities for their own account for investment purposes only and not for resale unless registered under the Securities Act or pursuant an exemption from such registration.

Item 16.  Exhibits and financial statement schedules.

(a)  Exhibit Index

A list of exhibits filed with this registration statement on Form S-1 is set forth on the Exhibit Index and is incorporated in this Item 16(a) by reference.

(b)  Financial Statement Schedule.

None.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes:

(a)   The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)      To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That, for purposes of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midlothian and Commonwealth of Virginia on the 19th day of November 2010.

SOUTHPEAK INTERACTIVE CORPORATION

By:	/s/ Melanie Mroz
Melanie Mroz
President and Chief Executive Officer

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS that each person whose signature to this registration statement appears below hereby constitutes and appoints each of Terry Phillips and Melanie Mroz as such person’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments to the registration statement, including post-effective amendments, and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, and does hereby grant unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below.

Signature	Title	Date

/s/ Terry Phillips
Terry Phillips	Chairman of the Board	November 19, 2010

/s/ Melanie Mroz
Melanie Mroz	President, Chief Executive Officer, and Director	November 19, 2010
(Principal Executive Officer)
/s/ James Huyck
James Huyck	Senior Cost Accountant	November 19, 2010
(Principal Accounting Officer and Principal Financial Officer)
/s/ David Buckel
David Buckel	Director	November 19, 2010

/s/ Louis M. Jannetty
Louis M. Jannetty	Director	November 19, 2010

/s/ Paul Eibeler
Paul Eibeler	Director	November 19, 2010

EXHIBIT INDEX
Exhibit Number	Description
2.1(1)	Membership Interest Purchase Agreement, dated as of May 12, 2008, among the Registrant, SouthPeak Interactive, LLC, and the members of SouthPeak Interactive, L.L.C.
3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant, filed with the Secretary of State of the State of Delaware on May 12, 2008.
3.2(1)	Amended and Restated Bylaws, dated as of May 12, 2008.
3.3(1)
Certificate of the Designations, Powers, Preferences and Rights of the Series A Convertible Preferred Stock (par value $.0001 per share), filed with the Secretary of State of the State of Delaware on May 12, 2008.

3.4(16)	First Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant, filed with the Secretary of State of the State of Delaware on November 1, 2010.
4.1(2)	Specimen Common Stock Certificate.
4.2(3)	Specimen Class Y Warrant Certificate.
4.3(2)	Specimen Class W Warrant Certificate.
4.4(2)	Specimen Class Z Warrant Certificate.
4.5(4)	Form of Unit Purchase Option to be granted to Representative.
4.6(4)	Form of Warrant Agreement between American Stock Transfer & Trust Company and the Registrant.
4.7(4)	Form of Warrant Agreement between American Stock Transfer & Trust Company and the Registrant.
4.8(7)	Warrant issued to Vid Agon, LLC, dated October 10, 2008.
4.9(3)	Form of Warrant issued in connection with the acquisition of Gamecock Media Group.
4.10(8)	Form of Warrant issued to Gamecock Media Group Founders.
4.11(9)	Form of Warrant issued to HCFP/Brenner Securities, LLC.
4.12(11)	Form of senior secured convertible note.
4.13(11)	Form of Series A Warrant issued to senior secured convertible note holders.
4.14(11)	Form of Series B Warrant issued to senior secured convertible note holders.
4.15(10)	Form of Additional Notes.
5.1†	Legal Opinion of Greenberg Traurig, LLP.
10.1(1)	Registrant’s 2008 Equity Incentive Compensation Plan.
10.2(1)	Employment Agreement, dated as of May 12, 2008, between the Registrant and Terry M. Phillips.
10.3(1)	Employment Agreement, dated as of May 12, 2008, between the Registrant and Melanie Mroz.
10.4(1)	Purchase Agreement, dated as of May 12, 2008, among the Registrant, SouthPeak Interactive, L.L.C., and the investors set forth therein.
10.5(1)	Registration Rights Agreement, dated as of May 12, 2008, among the Registrant and the investors set forth therein.
10.6(1)	Form of Lock-Up Agreement, dated as of May 12, 2008.
10.7(1)	Sales Representative Agreement, dated July 21, 2006, between SouthPeak Interactive, L.L.C. and Phillips Sales, Inc.
10.8(1)	Sales Representative Agreement, dated July 21, 2006, between SouthPeak Interactive, L.L.C. and West Coast Sales, Inc.
10.9(1)	Lease Agreement, dated January 1, 2008, between Phillips Land, L.C. and SouthPeak Interactive, L.L.C.
10.10(1)	Lease Agreement, dated January 1, 2008, between SouthPeak Interactive, L.L.C. and Phillips Sales, Inc.
10.11(7)	Membership Interest Purchase Agreement, dated as of October 10, 2008, among the Company, Vid Agon, LLC and Vid Sub, LLC.
10.12(12)	Factoring Agreement, dated as of July 7, 2010, between SouthPeak Interactive, L.L.C. and Rosenthal & Rosenthal.
10.13(11)	Securities Purchase Agreement between the Registrant and Buyers listed therein, dated July 16, 2010.
10.14(10)	Amended and Restated Securities Purchase Agreement, dated August 31, 2010, between the Company and the purchasers of senior secured convertible notes.
10.15(11)	Pledge and Security Agreement securing senior secured convertible notes.
10.16(11)	Registration Rights Agreement, dated July 19, 2010, executed in conjunction with issuance of senior secured convertible notes.
10.17(13)	First Amendment to May 12, 2008 Registration Rights Agreement dated August 17, 2010.
10.18(14)	Master Purchase Order Assignment Agreement, dated September 21, 2010, with Wells Fargo Bank, N.A.
10.19(14)	Security Agreement, dated September 21, 2010, for the benefit of Wells Fargo Bank, N.A.
10.20*	Purchase Agreement, dated March 31, 2010, among the Company, Intermezzo Establishment and Paragon Investment Fund.
10.21(15)	Third Amendment to Registration Rights Agreement, dated November 8, 2010.
21.1*	List of subsidiaries.
23.1*	Consent of Reznick Group, P.C.
23.2†	Consent of Greenberg Traurig, LLP (included in the opinion filed as Exhibit 5.1)
24.1*	Power of Attorney (included on the signature page to this report).

*	Filed herewith
†	To be filed with amendment.

(1)	Incorporated by reference to an exhibit to the Current Report on Form 8-K of the Registrant filed with SEC on May 15, 2008.
(2)	Incorporated by reference to an exhibit to the Quarterly Report on Form 10-Q of the Registrant filed with SEC on June 16, 2008.
(3)	Incorporated by reference to an exhibit to the Registration Statement on Form S-1 of the Registrant originally filed with SEC on October 15, 2008.
(4)	Incorporated by reference to an exhibit to the Registration Statement on Form S-1 of the Registrant originally filed with SEC on September 15, 2005.
(5)	Incorporated by reference to an exhibit to the Current Report on Form 8-K of the Registrant filed with SEC on August 14, 2008.
(6)	Incorporated by reference to an exhibit to the Annual Report on Form 10-K of the Registrant filed with SEC on October 6, 2008.
(7)	Incorporated by reference to an exhibit to the Current Report on Form 8-K of the Registrant filed with SEC on October 15, 2008.
(8)	Incorporated by reference to an exhibit to the Quarterly Report on Form 10-Q of the Registrant filed with SEC on February 17, 2009.
(9)	Incorporated by reference to an exhibit to the Current Report on Form 8-K of the Registrant filed with SEC on March 19, 2009.
(10)	Incorporated by reference to an exhibit to the Current Report on Form 8-K of the Registrant filed with SEC on September 3, 2010.
(11)	Incorporated by reference to an exhibit to the Current Report on Form 8-K of the Registrant filed with SEC on July 22, 2010.
(12)	Incorporated by reference to an exhibit to the Current Report on Form 8-K of the Registrant filed with SEC on July 14, 2010.
(13)	Incorporated by reference to an exhibit to the Current Report on Form 8-K of the Registrant filed with SEC on August 20, 2010 .
(14)	Incorporated by reference to an exhibit to the Current Report on Form 8-K of the Registrant filed with SEC on September 27, 2010.
(15)	Incorporated by reference to an exhibit to the Current Report on Form 8-K of the Registrant filed with the SEC on November 12, 2010.
(16)	Incorporated by reference to an exhibit to the Quarterly Report on Form 10-Q of the Registrant filed with the SEC on November 15, 2010.